     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 24, 1998

                                                     REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                   HEIDRICK & STRUGGLES INTERNATIONAL, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                   541612                   36-2681268
      (STATE OR OTHER         (PRIMARY STANDARD           (I.R.S. EMPLOYER
      JURISDICTION OF             INDUSTRIAL            IDENTIFICATION NO.)
      INCORPORATION)         CLASSIFICATION CODE
                                   NUMBER)

                      233 SOUTH WACKER DRIVE--SUITE 4200
                         CHICAGO, ILLINOIS 60606-6303
                                (312) 496-1200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                             C/O RICHARD D. NELSON
                          HEIDRICK & STRUGGLES, INC.
                      233 SOUTH WACKER DRIVE--SUITE 4200
                         CHICAGO, ILLINOIS 60606-6303
                                (312) 496-1200
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                       COPIES OF ALL CORRESPONDENCE TO:
          VINCENT PAGANO, JR.                      C. JAMES LEVIN
      SIMPSON THACHER & BARTLETT                O'MELVENY & MYERS LLP
         425 LEXINGTON AVENUE                   400 SOUTH HOPE STREET
       NEW YORK, NEW YORK 10017                 LOS ANGELES, CA 90071
            (212) 455-2000                         (213) 430-6000

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                 PROPOSED            AMOUNT OF
       TITLE OF CLASS OF SECURITIES               MAXIMUM          REGISTRATION
             TO BE REGISTERED                OFFERING PRICE(1)          FEE
-------------------------------------------------------------------------------
Common Stock, without par value............     $86,250,000           $25,444

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purposes of calculating the registration fee.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                    HEIDRICK & STRUGGLES INTERNATIONAL, INC.
                             CROSS-REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

        FORM S-1 ITEM NUMBER AND CAPTION          LOCATION IN PROSPECTUS
        --------------------------------          ----------------------
 1. Forepart of the Registration Statement and
    Outside Front Cover Page of Prospectus....... Outside Front Cover Page
 2. Inside Front and Outside Back Cover Pages of  Inside Front and Outside Back
    Prospectus................................... Cover Pages
 3. Summary Information, Risk Factors and Ratio   Prospectus Summary; Risk
    of Earnings to Fixed Charges................. Factors
 4. Use of Proceeds.............................. Use of Proceeds
 5. Determination of Offering Price.............. Outside Front Cover Page;
                                                  Underwriting
 6. Dilution..................................... Dilution
 7. Selling Security Holders..................... Principal and Selling
                                                  Stockholders
 8. Plan of Distribution......................... Outside Front Cover Page;
                                                  Underwriting
 9. Description of Securities to be Registered... Description of Capital Stock
10. Interests of Named Experts and Counsel....... Experts; Legal Opinions
11. Information with Respect to the Registrant... Prospectus Summary; The
                                                   Company; Dividend Policy;
                                                   Dilution; Capitalization;
                                                   Selected Financial Data;
                                                   Management's Discussion and
                                                   Analysis of the Financial
                                                   Condition and Results of
                                                   Operations; Business;
                                                   Management; Executive
                                                   Compensation; Principal and
                                                   Selling Stockholders;
                                                   Description of Capital Stock;
                                                   Shares Eligible for Future
                                                   Sale; Index to Financial
                                                   Statements
12. Disclosure of Commission Position on
    Indemnification for Securities Act
    Liabilities.................................. Not applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   Subject to Completion, dated July 24, 1998

PRELIMINARY PROSPECTUS

                                          SHARES

                                      LOGO

                                  Common Stock

                                 -------------

  Of the           shares of common stock, without par value (the "Common
Stock"), of Heidrick & Struggles International, Inc. ("H&S" or the "Company")
offered initially hereby,           shares are being offered by the Company and
          shares are being offered by certain selling stockholders (the "Selling Stockholders," collectively the "Offering"). The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See Principal and Selling Stockholders" and "Underwriting."

  Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price per share of
Common Stock will be between $      and $     . See "Underwriting" for a
discussion of the factors considered in determining the initial public offering price. The Company intends to apply to list the Common Stock on the New York Stock Exchange under the proposed symbol "HSX."

                                 -------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.

                    SEE "RISK FACTORS" BEGINNING ON PAGE 9.

                                 -------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR  ANY STATE SECURITIES  COMMISSION
    PASSED  UPON   THE  ACCURACY  OR  ADEQUACY  OF  THIS   PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    UNDERWRITING                  PROCEEDS TO
                       PRICE TO    DISCOUNTS AND   PROCEEDS TO      SELLING
                        PUBLIC     COMMISSIONS(1)   COMPANY(2)    STOCKHOLDERS
------------------------------------------------------------------------------
Per Share..........     $              $              $              $
------------------------------------------------------------------------------
Total(3)...........   $              $              $              $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company of
    approximately $         .
(3) The Company has granted to the Underwriters a 30-day option to purchase up
    to an aggregate of        additional shares of Common Stock on the same
    terms and conditions set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $         , $         , and $         , respectively. See "Underwriting."

                                 -------------

  The shares of Common Stock offered by this Prospectus are offered severally by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the certificates for the shares will be made at the offices of Lehman Brothers
Inc., New York, on or about          , 1998.

                                 -------------

LEHMAN BROTHERS                                             GOLDMAN, SACHS & CO.

[         , 1998]

                             [INSIDE FRONT COVER]


         MAP OF WORLD SHOWING THE LOCATIONS OF THE COMPANY'S OFFICES.


IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Prior to the completion of the Offering, Heidrick & Struggles, Inc., a Delaware company ("H&S Inc."), will merge with and into Heidrick & Struggles International, Inc. (the "Merger"). Unless the context requires otherwise, all references herein to "H&S" or the "Company" or "Heidrick & Struggles International, Inc." mean Heidrick & Struggles International, Inc. after the Merger, its wholly and majority owned subsidiaries and its and their respective predecessors, collectively. All references to "HSI" refer to Heidrick & Struggles International, Inc. before the Merger.

                                  THE COMPANY

  Heidrick & Struggles International, Inc. is one of the leading global executive search firms and believes that, based on revenues, it is the largest executive search firm in the United States and the second largest in the world. With over 45 years of experience in fulfilling its clients' leadership needs, H&S offers and conducts executive search services in nearly every major business center in the world. The Company's services focus on the identification, evaluation and recommendation of qualified candidates for senior level executive positions. Through its worldwide network of approximately 700 professionals in 54 offices, H&S provides executive search services to a broad range of clients, including Fortune 500 companies, major non-U.S. companies, middle market and emerging growth companies, governmental and not-for-profit organizations and other leading private and public entities. Taken together, the combined worldwide revenues of H&S Inc. and HSI have grown from $108.5 million in 1993 to $263.0 million in 1997, a compound annual growth rate of approximately 25%.

  According to industry sources, worldwide executive search industry revenue has grown at a 20% compound annual growth rate from approximately $3.5 billion in 1993 to approximately $7.3 billion in 1997. H&S believes that a number of favorable trends are contributing to the growth of the executive search industry, including the following: (i) an increase in competition for executive talent and a resulting increase in executive compensation levels and turnover,
(ii) a growing acceptance by corporate leadership of the use of executive search consultants, (iii) the increasing globalization of business driving the demand for executive talent by multinationals, (iv) an increased demand for executive search services by start-up and newly-acquired companies, (v) a greater need for managers with diverse leadership skills and (vi) a reduction of the number of layers of executive management, which limits the internal pool from which companies can draw for talent.

KEY COMPETITIVE STRENGTHS

  The Company believes that it possesses several key competitive strengths which position it to capitalize on the growing demand for its services. These strengths include the following:

  . EXPERIENCED TEAM OF EXECUTIVE SEARCH CONSULTANTS. H&S believes that its executive search consultants ("consultants") are among the most experienced within the executive search industry. As of June 30, 1998, the Company employed approximately 320 consultants who, on average, have approximately 11 years of experience in executive search and 9 years of experience in other industries. H&S believes that this depth of experience is a prerequisite to the effective performance of senior level executive searches. The Company attributes its success in attracting and retaining such high caliber consultants to its premier reputation, unique team oriented culture and performance-based compensation system. The Company believes that its attractiveness as an employer is reflected in its low turnover rate among its consultants. For the period from January 1, 1995 through June 30, 1998, an annual average of fewer than 1.5% of H&S's consultants have left to work elsewhere in the executive search industry.

  . GLOBAL PRESENCE. The Company's 54 offices are located in major business centers in 28 countries around the world. The Company's global presence enables it to serve the needs of multinational companies and local businesses worldwide, and provides it with access to an international network of candidates and referral sources. The Company's offices in North America, Europe, Asia Pacific and Latin America employed 161, 125, 21 and 15 consultants, as of June 30, 1998, respectively, and generated 1997 revenues of $159 million, $83 million, $13 million and $8 million, respectively.

  . EMPHASIS ON SENIOR LEVEL EXECUTIVE SEARCH. H&S is an industry leader in placing senior level executives within the world's largest and most complex organizations. Approximately 39% of the executive searches performed by the Company worldwide (and approximately 50% of the searches performed in North America) in 1997 were for chief executive officers ("CEOs"), presidents, chief financial officers ("CFOs"), chief operating officers ("COOs"), chief administrative officers ("CAOs"), chief information officers ("CIOs"), members of boards of directors and other senior management positions (such as division heads). These senior level executive searches generally provide a higher level of revenue per search and result in greater visibility with the Company's clients and within the executive search industry. The Company believes that performing senior level, high profile executive search assignments: (i) strengthens its brand name recognition and contacts with leading decision makers, referral sources and high caliber candidates; (ii) enhances H&S's ability to secure other senior level executive searches; and (iii) enables the Company to attract and retain highly qualified consultants.

  . INDUSTRY PRACTICE GROUPS AND FUNCTIONAL SPECIALTIES. H&S's business is organized around seven core industry practice groups, each focused on a specific industry. These core industry practice groups are international technology, industrial, consumer products, financial services, health care, professional services and higher education/not-for-profit. Certain H&S consultants also specialize in searches for functional positions such as members of boards of directors, CEOs, CFOs and CIOs. The Company believes that its operational structure enables its consultants to provide its clients with superior executive search services. By enabling its consultants to specialize, the Company's consultants are better able to successfully build relationships with candidates and referral sources and to understand its clients' cultures, operations, business strategies and industries. Understanding these factors is critical to understanding the needs of clients' and candidates' and, therefore, to the successful placement of candidates. The Company's industry practice groups and functional specialties emphasize H&S's consultative approach and are designed to build and maintain long-term relationships with its clients.

  . GLOBAL SUPPORT PLATFORM. The Company's consultants work with a team of more than 365 associates, all of whom have access to a sophisticated global technology infrastructure. This technology infrastructure consists of internally developed global databases containing over 650,000 candidate profiles and over 27,000 company records, coupled with a broad range of on-line services and industry reference sources. H&S also deploys advanced Internet-based technology to support the research needs of the Company's professionals. The Company believes that its global support structure enables its professionals to complete searches efficiently and effectively. Given the importance of technology to the search process, H&S is continuing to improve its information management infrastructure by implementing its Integrated Global Information System ("IGIS"), an ongoing strategic technology initiative. IGIS is designed to enhance the functionality, speed and quality of the Company's information management. See "Business--Assignment Research and Information Management."

GROWTH STRATEGY

  The Company's goal is to be the leading global provider of executive search services while achieving sustainable revenue and earnings growth. The Company pursues a focused growth strategy with the following key elements:

  . EXPAND AND DEVELOP CLIENT RELATIONSHIPS. The Company continually seeks to expand its relationships with existing clients and to develop new client relationships. The Company accomplishes this by continuing to (i) aggressively pursue the highest level executive search assignments, (ii) expand the breadth and depth of its industry practice groups and functional specialties, (iii) offer services across a broadening range of geographic locations by strategically opening offices in cities where H&S is not currently located and (iv) actively recruit consultants who have the demonstrated ability to expand the Company's client base. Historically, the Company has successfully expanded its client base and generated repeat business from existing clients. For example, H&S had approximately 1,800 clients in 1995 and approximately 2,600 in 1997. Of the clients for which the Company performed searches in 1997, 77% had also been clients of the firm between 1994 and 1996.

  . PURSUE STRATEGIC ACQUISITIONS. The executive search industry is highly fragmented, consisting of more than 4,000 executive search firms worldwide. The industry has been consolidating in recent years as a number of smaller firms have joined with larger firms in the industry, such as H&S, in order to gain the benefits of superior managerial, financial and technological resources. The Company maintains a focused acquisition strategy designed to acquire executive search firms with complementary corporate cultures in order to increase its penetration in existing and new geographic markets and expand the depth and breadth of its industry practice groups and functional specialties. The Company has completed a number of strategic acquisitions worldwide that are consistent with its acquisition strategy. See "--Recent Acquisitions."

  . ENHANCE EXECUTIVE SEARCH PROFESSIONAL PRODUCTIVITY. The Company believes that its consultants generate one of the highest levels of average revenue per consultant in the industry. H&S's consultants generated an average revenue per consultant of $1.2 million in the U.S. in 1997. H&S believes that its infrastructure can be leveraged to allow for increases in the productivity of its executive search professionals. Specifically, the Company expects that its IGIS initiative will enable H&S's professionals to access a greater amount of information sources more quickly and to perform more sophisticated search functions to help them identify candidates more efficiently and effectively. IGIS will provide the Company with a scalable technology infrastructure that is designed to support a significant number of additional users without significant incremental costs.

                                   THE MERGER

  Throughout their history, H&S Inc. and HSI have operated as a single entity, and from the time of founding in 1953 until 1984, operated under a single ownership structure. In 1984, H&S Inc. consummated a spin-off of HSI to its European partners while retaining a significant equity interest in HSI. Since that time, HSI has conducted primarily European based operations, while H&S Inc. has conducted all other operations. Prior to completion of the Offering, H&S Inc. will merge with and into HSI (the "Merger"). The Merger will reunite the two companies in a single ownership structure.

                              RECENT ACQUISITIONS

  Over the past year, the Company has successfully completed the strategic acquisition of two executive search firms:

  . FENWICK. On June 26, 1998, the Company acquired Fenwick Partners, Inc.
    ("Fenwick"). Fenwick, a Boston-based executive search firm, employed nine consultants and had fiscal 1997 revenues of $6.4 million. This transaction expanded the reach of H&S's international technology group into a third key technology center in the United States. Fenwick, based in the "Route 128" technology corridor in Massachusetts, complements the Company's existing offices in Menlo Park, California and Tysons Corner, Virginia which also focus on senior level recruitment for computer hardware and software, telecommunications, engineering and medical electronics companies.

  . MULDER. On October 1, 1997, the Company acquired Mulder & Partner GmbH &
    Co. KG ("Mulder") which employed 13 consultants. Prior to the acquisition, Mulder was the largest executive search firm in Germany, as measured by revenues, with $21.8 million in revenues for the nine months ended September 30, 1997. This transaction immediately positioned the Company as the largest executive search firm in Germany and the second largest in Europe.

                                  THE OFFERING

Common Stock offered by the Company.......          shares
Common Stock offered by the Selling
 Stockholders.............................          shares
    Total Common Stock offered............          shares(1)
Common Stock outstanding after the
 Offering.................................          shares(1)(2)
Use of Proceeds........................... Proceeds to the Company will be used to fund working capital and for
                                           general corporate purposes,
                                           including expenditures for the IGIS
                                           technology enhancements, the
                                           possible opening of new offices,
                                           possible acquisitions and repayment
                                           of debt.
Proposed New York Stock Exchange symbol... HSX

--------
(1) Does not include shares that may be issued to the Underwriters pursuant to their over-allotment option. If the Underwriters exercise their over-allotment option in full, the total number of shares of Common Stock
    offered will be                .
(2) Does not include up to         shares that may be purchased by certain
    employees of the Company under the Company's 1998 GlobalShare Plan, a stock-based incentive compensation plan (the "GlobalShare Plan"), pursuant to a separate offering to be made contemporaneously with the Offering (the
    "Employee Share Purchase"), up to         shares issuable pursuant to
    options and restricted stock units that may be granted pursuant to the GlobalShare Plan to such employees in connection with such purchase and
    approximately         shares to be issued to other employees at completion
    of the Offering.

                             SUMMARY FINANCIAL DATA

  The following tables set forth summary historical financial and other data of H&S Inc. and HSI as of the dates and for the periods indicated, which have been derived from, and are qualified by reference to, H&S Inc.'s and HSI's financial statements and other records, and unaudited summary pro forma condensed consolidated financial data. See "Unaudited Pro Forma Condensed Consolidated Financial Data." The unaudited pro forma financial data are presented for informational purposes only and should not be construed to indicate (i) the results of operations or the financial position of the Company that actually would have occurred had the Merger and other matters reflected therein occurred as of the dates indicated or (ii) the results of operations or the financial position of the Company in the future. The following table should be read in conjunction with the Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus.

      UNAUDITED SUMMARY PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA(1)

                                                YEAR ENDED  THREE MONTHS ENDED
                                               DECEMBER 31,      MARCH 31,
                                               ------------ -------------------
                                                   1997      1997    1998
                                               ------------ ------- -------
                                                (IN THOUSANDS, EXCEPT PER
                                                          SHARE
                                                AND OTHER OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
 Revenue......................................   $284,792   $57,926 $73,990
 Operating income.............................     20,051     3,419   2,744
 Net income...................................   $ 10,270   $ 1,793 $ 1,350
                                                 ========   ======= =======
SHARE DATA:
 Basic earnings per common share..............   $          $       $
                                                 ========   ======= =======
 Diluted earnings per common share............   $          $       $
                                                 ========   ======= =======
 Basic weighted average common shares
  outstanding.................................
                                                 ========   ======= =======
 Diluted weighted average common shares
  outstanding.................................
                                                 ========   ======= =======
BALANCE SHEET DATA (AT END OF PERIOD):
 Working capital..............................                      $13,675
 Total assets.................................                      186,957
 Long-term debt, less current maturities......                        1,729
 Total stockholders' equity...................                       90,147
OTHER OPERATING DATA:
 Number of offices (at end of period).........         51        43      51
                                                 ========   ======= =======
 Average number of consultants during the
  period......................................        254       236     293
                                                 ========   ======= =======

--------
(1) See Notes to "Unaudited Pro Forma Condensed Consolidated Financial Data" on page 21.

                             SUMMARY FINANCIAL DATA

                                    H&S INC.

                                                                     THREE MONTHS
                                  YEAR ENDED DECEMBER 31,           ENDED MARCH 31,
                         ------------------------------------------ ---------------
                          1993    1994     1995     1996     1997    1997    1998
                         ------- ------- -------- -------- -------- ------- -------
                                (IN THOUSANDS, EXCEPT OTHER OPERATING DATA)
STATEMENT OF OPERATIONS
 DATA:
 Revenue................ $77,990 $96,127 $108,685 $137,665 $180,244 $39,973 $45,937
 Operating income.......   9,168  10,670   10,617   10,712   11,945   1,440     827
 Net income............. $ 5,744 $ 6,342 $  6,358 $  6,449 $  6,645 $   890 $   115
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Working capital........ $13,024 $13,549 $ 17,193 $ 20,628 $ 24,768 $21,524 $23,590
 Total assets...........  41,139  45,058   55,900   68,643   93,892  81,447 107,929
 Long-term debt, less
  current maturities....   1,562     735    1,189      993    1,636     985   1,601
OTHER OPERATING DATA:
 Number of offices (at
  end of period)........      16      18       20       25       28      25      28
 Average number of
  consultants during the
  period................      94     108      119      137      159     152     178

                             SUMMARY FINANCIAL DATA

                                      HSI

                                                                   THREE MONTHS
                                 YEAR ENDED DECEMBER 31,          ENDED MARCH 31,
                         ---------------------------------------  ---------------
                          1993    1994    1995    1996    1997     1997    1998
                         ------- ------- ------- ------- -------  ------- -------
                               (IN THOUSANDS, EXCEPT OTHER OPERATING DATA)
STATEMENT OF OPERATIONS
 DATA:
 Revenue................ $30,513 $39,634 $52,815 $64,558 $82,732  $17,953 $28,053
 Operating income
  (loss)................   2,840   5,123   3,302   3,438   3,037    1,479    (103)
 Net income (loss)...... $ 1,606 $ 2,649 $ 1,800 $ 2,141 $ 1,711  $   910 $  (521)
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Working capital........ $ 4,478 $ 7,908 $ 7,777 $ 9,345 $(2,114) $10,190 $(4,477)
 Total assets...........  15,273  21,998  25,756  32,851  59,947   29,644  61,559
 Long-term debt, less
  current maturities....      59     --      --      267     368      --      128
OTHER OPERATING DATA:
 Number of offices (at
  end of period)........      10      12      13      16      23       18      23
 Average number of
  consultants during the
  period................      51      55      59      71      95       84     115

                                 RISK FACTORS

  Purchasers of the Common Stock offered hereby should consider the specific factors set forth below as well as the other information set forth in this Prospectus. This Prospectus contains forward-looking statements. Such statements are indicated by words or phrases such as "anticipates," "estimates," "projects," "management believes," "the Company believes," "intends," "expects" and similar words and phrases. Such forward-looking statements are subject to certain risks, uncertainties or assumptions and may be affected by certain other factors, including the specific factors set forth below. Should one or more of these risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of the Company may vary materially from any future results, performance or achievements expressed or implied by such forward-looking statements. All written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph. The Company disclaims any obligation to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

DEPENDENCE ON ATTRACTING AND RETAINING QUALIFIED CONSULTANTS

  H&S's success depends upon its ability to attract and retain consultants who possess the skills and experience necessary to fulfill its clients' executive search needs. Competition for qualified consultants is intense. H&S generally does not require its consultants to sign noncompetition agreements, and many other executive search firms have experienced high consultant turnover rates. H&S believes it has been able to attract and retain highly qualified, effective consultants as a result of its premium reputation, its unique team oriented culture and its performance-based compensation system. Consultants have the potential to earn substantial bonuses based on the amount of revenue generated by obtaining executive search assignments and executing search assignments and by assisting other consultants to obtain or complete executive search assignments. Bonuses represent a significant proportion of consultants' total compensation. Any diminution of its reputation, reduction in H&S's compensation levels or restructuring of H&S's compensation system could impair H&S's ability to retain existing or attract additional qualified consultants. In connection with the Offering, the Company has established new equity-based compensation plans which were not previously a part of its compensation structure. There can be no assurance that these plans will be as successful in attracting and retaining consultants as were the Company's prior practices. In addition, there can be no assurance that H&S will be successful in identifying and hiring consultants with the requisite experience, skills and established client relationships. Any such inability to attract and retain qualified consultants could have a material adverse effect on H&S's business, results of operations and financial condition. See "--Portable Client Relationships" and "Business--Key Competitive Strengths."

PORTABLE CLIENT RELATIONSHIPS

  H&S's success depends upon the ability of its consultants to develop and maintain strong, long-term relationships with its clients. Usually, one or two consultants have primary responsibility for a client relationship. When a consultant leaves one executive search firm and joins another, clients that have established relationships with the departing consultant may move their business to the consultant's new employer. The loss of one or more clients is more likely to occur if the departing consultant enjoys widespread name recognition or has developed a reputation as a specialist in executing searches in a specific industry or management function. Although client portability historically has not caused significant problems for H&S, the failure to retain its most effective consultants or maintain the quality of service to which its clients are accustomed, and the ability of a departing consultant to move business to his or her new employer, could have a material adverse effect on H&S's business, results of operations and financial condition. See "--Dependence on Attracting and Retaining Qualified Consultants," "Business--Services" and "Business--Clients and Marketing."

MAINTENANCE OF PROFESSIONAL REPUTATION AND BRAND NAME

  The Company's ability to secure new engagements and hire qualified professionals is highly dependent upon the Company's overall reputation and brand name recognition as well as the individual reputations of its professionals. Because the Company obtains a majority of its new engagements from existing clients, or from referrals by those clients, the dissatisfaction of any such client could have a disproportionate, adverse impact on the Company's ability to secure new engagements. Any factor that diminishes the reputation of the Company or any of its personnel, including poor performance, could make it substantially more difficult for the Company to compete successfully for both new engagements and qualified consultants, and could have an adverse effect on the Company's business, results of operations and financial condition. See "Business--Clients and Marketing."

NONRECURRING AND OTHER CHARGES

  During the third quarter ending September 30, 1998, the Company will incur
certain nonrecurring charges net of income taxes, totaling $   million. These
charges arise in connection with (i) the modification of the terms of the Mulder acquisition agreement and (ii) the early settlement of certain profit sharing arrangements in connection with the acquisition of certain Latin American offices.

  The Company has agreed to modify the terms of the Mulder agreement,
resulting in a nonrecurring charge expected to total $     million, net of
income taxes. See Note 11 of "Heidrick & Struggles International, Inc. and Subsidiaries--Notes to Consolidated Financial Statements." This charge
represents the prepayment of the purchase price of $     million and will be
recorded as compensation expense. This nonrecurring charge represents the write-off of $5.9 million of deferred compensation assets and a cash payment
of $5.4 million and the issuance of 27,080 shares of common stock ($    based
on assumed initial public offering price of $    per share) to the previous
owners of Mulder.

  On September 1, 1996, the Company acquired certain Latin American offices for a purchase price of $609,000. The acquisition agreement called for the sellers, who joined the Company as consultants, to receive, in addition to salary and bonus, approximately 60% of future pre-tax profit from certain operations net of certain corporate overhead. The Company intends to adjust these consultants' compensation to be consistent with the consultant compensation paid by the Company to all other consultants and in exchange for
a payment of $   , to allocate all future profits to the Company. This payment will be recorded as compensation expense in the third quarter of 1998.

RESTRICTIONS IMPOSED BY BLOCKING ARRANGEMENTS

  Either by agreement with clients or for marketing or client relationship purposes, executive search firms frequently refrain, for a specified period of time, from recruiting certain employees of a client, and possibly other entities affiliated with such client, when conducting executive searches on behalf of other clients (a "blocking" arrangement). Blocking arrangements generally remain in effect for one or two years following completion of an assignment. However, the duration and scope of the blocking arrangement or "off limits" period, including whether it covers all operations of a client and its affiliates or only certain divisions of a client, generally depends on such factors as the length of the client relationship, the frequency with which the executive search firm has been engaged to perform executive searches for the client and the number of assignments the executive search firm has generated or expects to generate from the client. Some of H&S's clients are recognized as industry leaders and/or employ a significant number of qualified executives who are potential candidates for other companies in that client's industry. Blocking arrangements with such a client or awareness by a client's competitors of such an arrangement may make it difficult for H&S to obtain executive search assignments from, or to fulfill executive search assignments for, competitors while employees of that client may not be solicited. As H&S's client base grows, particularly in its targeted business sectors, blocking arrangements increasingly may impede H&S's growth or its ability to attract and serve new clients, which could have an adverse effect on H&S's business, results of operations and financial condition. See "Business--Clients and Marketing."

COMPETITION

  The global executive search industry is extremely competitive and highly fragmented. H&S competes primarily with other large global executive search firms and with smaller boutique or specialty firms that focus on regional or functional markets or on particular industries. Some of H&S's competitors possess greater resources, greater name recognition and longer operating histories than H&S in particular markets, which may afford these firms significant advantages in obtaining future clients and attracting qualified professionals in those markets. There are limited barriers to entry into the executive search industry and new executive search firms continue to enter the market. Many executive search firms have a smaller client base than H&S and therefore may be subject to fewer blocking arrangements than H&S. See "-- Restrictions Imposed by Blocking Arrangements." There can be no assurance that H&S will be able to continue to compete effectively with existing or potential competitors or that significant clients or prospective clients of H&S will not decide to perform executive search services using in-house personnel. See "Business--Competition."

IMPLEMENTATION OF ACQUISITION STRATEGY

  H&S's ability to grow and remain competitive may depend on its ability to consummate strategic acquisitions of other executive search firms. Although H&S evaluates possible acquisitions on an ongoing basis, there can be no assurance that H&S will be successful in identifying, competing for, financing and completing such acquisitions. An acquired business may not achieve desired levels of revenue, profitability or productivity or otherwise perform as expected. Client satisfaction or performance problems at a single acquired firm could have a material adverse effect on the Company. In addition, growth through acquisition of existing firms involves risks such as diversion of management's attention, difficulties in the integration of operations, difficulties in retaining personnel, increased blocking conflicts or liabilities not known at the time of acquisition, possibly including adverse tax and accounting impacts (such as the effects on earnings resulting from increased goodwill). Some or all of such factors could have material adverse effects on H&S's business, results of operations and financial condition. The Company may finance any future acquisitions in whole or in part with Common Stock (which could result in dilution to purchasers of Common Stock offered hereby), indebtedness, or cash. The Company's ability to finance acquisitions using Common Stock may be dependent upon the market price of the Common Stock, and a drop in the market price of the Common Stock may have the effect of precluding it from accomplishing certain desirable acquisitions. See "Business--Key Competitive Strengths."

ABILITY TO ACHIEVE AND MANAGE GROWTH

  The Company has experienced and may continue to experience significant growth in its revenue and employee base. The Company's growth has placed, and may in the future continue to place, a significant strain on its administrative, operational and financial resources. The Company anticipates that, if successful in expanding its business, the Company will be required to recruit and hire additional consultants and certain new administrative and other personnel to support its operations. Failure to attract and retain such additional personnel could have a material adverse effect on the Company and its growth. In addition, the initial costs of recruiting such professionals may not be offset by increased revenues. Moreover, the Company may open offices in new geographic locations, which would entail certain start-up and maintenance costs that could be substantial. To manage its growth successfully, the Company will also have to continue to improve and upgrade its financial, accounting and information systems, controls and infrastructure as well as hire, train and manage additional employees. In the event the Company is unable to upgrade its financial controls and accounting and reporting systems adequately to support its anticipated growth, the Company's business, results of operations and financial condition could be materially adversely affected.

RELIANCE ON INFORMATION MANAGEMENT SYSTEMS

  H&S's success depends in large part upon its ability to store, retrieve, process and manage substantial amounts of information. To achieve its operational goals and to remain competitive, H&S believes that it must continue to improve and upgrade its information management systems, which will require the licensing of third party software or the development, either internally or through engagement of third parties, of new proprietary software and systems. See "Use of Proceeds." Any failure in the implementation of IGIS, the Company's strategic technology initiative, including H&S's inability to license, design, develop, implement and utilize, in a cost-effective manner, improved information systems that provide the capabilities necessary for H&S to compete effectively, or any interruption or loss of H&S's information processing capabilities, for any reason, could have a material adverse effect on H&S's business, results of operations and financial condition. See "Business--Assignment Research and Information Technology."

YEAR 2000 COMPLIANCE

  While the Company believes its information systems will be able to accommodate the "Year 2000" dating changes necessary to permit correct recording of year dates for 2000 and later years, the Company has formed a task force to evaluate and correct its Year 2000 issues. The initial assessment indicates that the Company does not have a significant Year 2000 issue, and management believes that the cost of addressing its Year 2000 issues will not be material. The Company is pursuing Year 2000 certification for its existing information systems and is currently conducting its own tests of these systems. The Company believes that it will be able to achieve Year 2000 compliance by the end of the second quarter of 1999, and does not anticipate any material disruption in its operations as the result of any failure by the Company to be in compliance, although no assurance to such effect can be given. The Company depends on third party vendors for a number of functions, including its automated payroll functions and is seeking certification from such vendors of their Year 2000 compliance. Any difficulties with Year 2000 compliance may have an adverse effect on the Company's operations.

EXECUTIVE SEARCH LIABILITY RISK

  Executive search firms are exposed to potential claims with respect to the executive search process. A client could assert a claim for such matters as breach of a blocking arrangement or confidentiality agreement or for presenting a candidate who proves to be unsuitable for the position filled. In addition, a candidate could assert an action against H&S for failure to maintain the confidentiality of the candidate's employment search or for alleged discrimination or other violations of employment law by H&S or a client of H&S. The Company maintains professional liability insurance in such amounts and with such coverages and deductibles as management believes are adequate. There can be no assurance, however, that the Company's insurance will cover all such claims or that its insurance coverage will continue to be available at economically feasible rates. See "Business--Insurance."

VOTING CONTROL BY CURRENT STOCKHOLDERS

  Immediately following the completion of the Offering, the current stockholders of H&S, all of whom are currently senior employees of the
Company, will be the beneficial owners of          shares of Common Stock, not
including any shares that the current stockholders may purchase in the
Offering, representing approximately   % of the then issued and outstanding
Common Stock. Immediately after the Offering, such stockholders will continue to have sufficient voting power to elect the entire Board of Directors of H&S and, in general, to determine (without the consent of H&S's other stockholders) the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of H&S's assets, and also the power to prevent or cause a change in control of H&S. See "Shares Eligible for Future Sale."

SOCIAL, POLITICAL AND ECONOMIC RISKS AFFECTING MULTINATIONAL OPERATIONS

  For 1997 and 1996, 40.6% and 38.4%, respectively, of the Company's revenues were generated from outside the United States. H&S offers its services in 28 countries from 54 offices around the world. The Company is exposed to the risk of changes in social, political and economic conditions inherent in foreign operations. In particular, the Company conducts business in various countries where the systems and bodies of commercial law and trade practices arising thereunder are evolving. Commercial laws in such countries are often vague, arbitrary, contradictory, inconsistently administered and retroactively applied. Under such circumstances, it is difficult for the Company to determine with certainty at all times the exact requirements of such local laws. Failure of the Company to remain in compliance with local laws could have a material adverse impact on H&S's prospects, business, results of operations and financial condition. In addition, the global nature of the Company's operations poses various challenges to the Company's management and its financial, accounting and other systems which, if not satisfactorily met, could have a material adverse impact on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ANTITAKEOVER PROVISIONS

  Certain provisions of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws (the "Bylaws") and Delaware laws may make the acquisition of control of the Company in a transaction not approved by the Company's Board of Directors more difficult or expensive. For example, the Delaware takeover statute limiting transactions with "interested stockholders" applies to the Company and the Company's Certificate of Incorporation and Bylaws provide for a classified board of directors, limitations on the removal of directors, limitations of stockholder action and advance notification procedures. These provisions could discourage an acquisition attempt or other transactions in which stockholders might receive a premium over the then current market price for the Common Stock. See "Description of Capital Stock--The Delaware General Corporation Law" and "-- Certificate of Incorporation; Bylaws."

MANAGEMENT DISCRETION CONCERNING USE OF PROCEEDS

  Most of the net proceeds of the Offering have not been designated for specific uses, and management will have substantial discretion in using the proceeds of the Offering. See "Use of Proceeds."

NO PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active market will develop or be sustained after the completion of the Offering. Consequently, the initial public offering price of the Common Stock was determined by negotiations among H&S and the Underwriters. See "Underwriting" for a description of the factors considered in determining the initial public offering price.

  The market price of the Common Stock may be significantly affected by, and could be subject to significant fluctuations in response to, such factors as H&S's operating results, changes in any earnings estimates publicly announced by H&S or by securities analysts, announcements of significant business developments by H&S or its competitors, other developments affecting H&S, its clients, or its competitors, and various factors affecting the executive search industry, the financial markets or the economy in general, some of which may be unrelated to H&S's performance. In addition, the stock market has experienced a high level of price and volume volatility, and the market prices for the stock of many companies, especially companies that have recently completed initial public offerings, have experienced a high level of price and volume volatility not necessarily related to the operating performance of such companies. Because the number of shares of Common Stock offered hereby is small relative to the number of publicly traded shares of many other companies, and because all existing H&S stockholders have agreed not to sell, contract to sell or otherwise dispose of any Common Stock currently owned by them for two years after the Offering, the market price of the Common Stock may be more susceptible to fluctuation.

ABSENCE OF DIVIDENDS

  The Company intends to retain all of its earnings for the future operation and expansion of its business and does not anticipate paying cash dividends on its Common Stock at any time in the foreseeable future. See "Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE

  A substantial number of shares of Common Stock already outstanding, or issuable on exercise of stock options to be granted under the GlobalShare Plan, are or will be eligible for future sale in the public market at prescribed times pursuant to Rule 144 or Rule 701 under the Securities Act of 1933, as amended (the "Securities Act"). Sales of such shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the Common Stock or impair H&S's ability to raise additional capital in the future through the sale of equity securities. Upon
completion of the Offering, there will be outstanding          shares of
Common Stock and stock options to purchase an additional          shares and
        shares reserved for issuance pursuant to the Company's incentive
plans. Of these shares, the          shares of Common Stock sold in the
Offering (         shares if the Underwriters' over-allotment option is
exercised in full) will be freely tradeable by persons other than "affiliates" of H&S, without restriction under the Securities Act. The remaining shares of Common Stock will be "restricted" securities within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. The Company and all current stockholders of the Company have agreed, for a period of 180 days after the date of this Prospectus, not to, directly or indirectly, offer, sell, or otherwise dispose of any shares of Common Stock without the prior written consent of Lehman Brothers Inc., other than, with respect to the Company, shares of Common Stock issued in the Offering, under its GlobalShare Plan, or upon exercise of stock options granted pursuant to the Global Share Plan. Additionally, all current stockholders of H&S have agreed not to, directly or indirectly, offer, sell, or otherwise dispose of any shares of Common Stock currently owned by them for a period of two years after the date of this Prospectus without the prior written consent of Lehman Brothers Inc., which consent will be granted or denied after consultation with the Company. See "Management--1998 Heidrick & Struggles GlobalShare Plan," "Shares Eligible for Future Sale" and "Underwriting."

DILUTION

  The initial public offering price is substantially higher than the book value per share of the Common Stock. Accordingly, purchasers of the Common Stock offered hereby would experience immediate and substantial dilution of
$      in tangible book value per share of the Common Stock. See "Dilution."

                                  THE COMPANY

  The Company is one of the leading global executive search firms and believes that, based on revenues, it is the largest executive search firm in the United States and the second largest in the world. With over 45 years of experience in fulfilling its clients' leadership needs, H&S offers and conducts executive search services in nearly every major business center in the world. The Company's services focus on the identification, evaluation and recommendation of qualified candidates for senior level executive positions. Through its worldwide network of approximately 700 professionals in 54 offices, H&S provides executive search services to a broad range of clients, including Fortune 500 companies, major non-U.S. companies, middle market and emerging growth companies, governmental and not-for-profit organizations and other leading private and public entities.

  H&S Inc. is a Delaware corporation that was incorporated in 1956 as successor to a partnership formed in 1953, and HSI is a Delaware corporation that was incorporated in 1968. The principal executive office of the Company is 233 South Wacker Drive--Suite 4200, Chicago, Illinois 60606-6303, and its telephone number is (312) 496-1200.

                                USE OF PROCEEDS

  The net proceeds to H&S from the sale of the          shares of Common Stock
offered hereby, after deducting the underwriting discount and estimated
offering expenses, are estimated to be approximately $    million ($
million if the Underwriters' over-allotment option is exercised in full). The net proceeds of the Offering will be used for working capital and general corporate purposes, including expenditures for the IGIS technology enhancements, the possible opening of new offices, the repayment of debt and
possible acquisitions. The Company intends to use $       of the proceeds of
the Offering to repay indebtedness outstanding under its existing line of credit and notes payable to certain former stockholders of H&S Inc. whose stock has been repurchased by H&S Inc. or HSI. The interest rate on this line of credit is fixed, at the time of borrowing, for the term of the borrowing at the Company's option at either LIBOR plus 1% or the prime rate. At December 31, 1997, the interest rate on this indebtedness was the prime rate, 8.5%. At March 31, 1998, the interest rate on the debt was fixed at approximately 6.7%.
In addition, $      of the proceeds will be used to repay balances under HSI's line of credit. HSI's $9.9 million line of credit will be reduced annually by $2 million on July 1, 1998, 1999, 2000 and 2001 and will expire on July 1, 2001. The interest rate on HSI's credit line is LIBOR plus 1% and at December 31, 1997 was 7.2%. The notes payable to such former stockholders are payable over four years and bear interest at the prime rate. Pending such uses, H&S intends to invest the net proceeds from the Offering in short-term, investment grade securities, certificates of deposit, or direct guaranteed obligations of the United States government. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The Company will receive no proceeds from the sale of the Common Stock in the Offering by the Selling Stockholders.

                                DIVIDEND POLICY

  H&S does not intend to pay any cash dividends for the foreseeable future but instead intends to retain earnings, if any, for the future operation and expansion of H&S's business. Any determination to pay dividends in the future will be at the discretion of the Company's Board of Directors and will be dependent upon H&S's results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors deemed relevant by the Board of Directors. The Company's revolving credit facility prohibits the Company from declaring and paying cash dividends on the Common Stock. Future indebtedness and loan facilities also may prohibit or restrict the ability of the Company to pay dividends and make distributions to its stockholders.

                                CAPITALIZATION

  The following table sets forth (i) the capitalization of H&S Inc. at March 31, 1998 on an actual basis, (ii) the capitalization of the combined Company on a pro forma basis to reflect, among other matters, the Merger and (iii) the capitalization of the Company on a pro forma as adjusted basis to reflect the foregoing matters as well as (a) receipt by the Company of the net proceeds from the sale of shares of Common Stock offered hereby at an assumed initial
public offering price of $       per share (after deducting underwriting
discounts, commissions and estimated offering expenses) and (b) the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and the Unaudited Pro Forma Condensed Consolidated Data and the Notes thereto included elsewhere in the Prospectus.

                                                      AT MARCH 31, 1998
                                               --------------------------------
                                                                      COMPANY
                                                 H&S                 PRO FORMA
                                                INC.      COMPANY        AS
                                               ACTUAL  PRO FORMA (1)  ADJUSTED
                                               ------- ------------- ----------
                                                        (IN THOUSANDS)
Cash and cash equivalents..................... $14,944   $ 17,122    $
                                               =======   ========    ==========
Total debt(2)................................. $ 1,601   $  1,729    $
                                               -------   --------    ----------
  Mandatorily redeemable common stock(3)......  48,293        --            --
                                               -------   --------    ----------
Stockholders' equity:
  Common Stock, without par value,
   shares authorized,        shares issued and
   outstanding        shares issued and
   outstanding as adjusted(4).................     --      81,957           --
  Preferred Stock.............................     --         --            --
    Shares authorized--None,         shares as
     adjusted
    Shares issued and outstanding--None
  Additional paid-in capital..................     --         --            --
  Cumulative translation adjustment...........     --      (1,369)          --
  Unrealized gain unavailable for sale
   investments................................     --       2,206           --
  Treasury stock..............................     --     (15,178)          --
  Retained earnings...........................     --      22,531           --
                                               -------   --------    ----------
    Total stockholders' equity................     --      90,147
                                               -------   --------    ----------
      Total capitalization.................... $49,894   $ 91,876    $
                                               =======   ========    ==========

--------
(1) For a discussion of the pro forma adjustments, see "Unaudited Pro Forma Condensed Consolidated Data" on page 21.
(2) Excludes current maturities of $5,956 for H&S Inc. and $16,210 for Company pro forma. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."
(3) H&S Inc.'s Common Stock and HSI's Class A Common Stock are subject to mandatory repurchase agreements which require the classification of such Common Stock as Mandatorily Redeemable Common Stock. These agreements will terminate upon consummation of the Offering and the Common Stock will be reclassified as Stockholders' equity.
(4) Does not include up to         shares that may be purchased by certain
    employees of the Company under the GlobalShare Plan pursuant to the
    Employee Share Purchase, up to         shares issuable pursuant to
    options, grants of restricted stock and restricted stock units that may be granted under the GlobalShare Plan to such employees in connection with
    the Employee Share Purchase and approximately         shares to be issued
    to other employees at completion of the Offering. Does not include shares of Common Stock available for future issuance under the Company's incentive plans.

                                   DILUTION

  The pro forma net tangible book value of the Company as of March 31, 1998
was $   million, or $    per outstanding share of Common Stock. The net
tangible book value per share of Common Stock is equal to the Company's total tangible assets (total assets less intangible assets) less its total liabilities, divided by the number of shares of Common Stock outstanding, all
on a pro forma basis. After giving effect to the sale of          shares of
Common Stock to be sold by the Company in the Offering at an assumed initial
public offering price of $     per share (the midpoint of the estimated range
of the initial public offering price) and the application by the Company of the estimated net proceeds therefrom as described in "Use of Proceeds," the pro forma net tangible book value of the Company at March 31, 1998 would have
been $    million, or $    per share of Common Stock. This represents an
immediate increase in pro forma net tangible book value of $    per share of
Common Stock and an immediate dilution in pro forma net tangible book value of
$     per share of Common Stock to new investors of Common Stock in the
Offering. If the Underwriters' over-allotment option is exercised in full, the pro forma net tangible book value upon completion of the Offering would be
$     per share.

  The following table illustrates the per share dilution that would have occurred if the Offering had been consummated on March 31, 1998:

   Assumed initial public offering price per share..................      $
   Pro forma net tangible book value per share before the Offering..
                                                                     ----
   Increase in pro forma net tangible book value per share
    attributable to price paid by new investors in Common Stock in the Offering....................................................
                                                                     ----
   Pro forma net tangible book value per share after the Offering...
                                                                          -----
   Dilution per share to new investors..............................      $
                                                                          =====

  The following table summarizes, on a pro forma basis, as of March 31, 1998, after giving effect to the Offering, the number of shares of Common Stock to be sold by the Company, the total consideration paid and the average price per share paid by the existing stockholders and by the investors purchasing shares of Common Stock in the Offering:

                                      SHARES
                                    PURCHASED     TOTAL CONSIDERATION
                                  -------------- ---------------------  AVERAGE
                                                    AMOUNT               PRICE
                                  NUMBER PERCENT (IN MILLIONS) PERCENT PER SHARE
                                  ------ ------- ------------- ------- ---------
Existing stockholders............             %     $               %   $
New investors....................
                                  -----    ---      ------       ---
    Total........................             %     $               %
                                  =====    ===      ======       ===

  The foregoing computations do not give effect to up to         shares that
may be purchased by certain employees of the Company under the GlobalShare
Plan pursuant to the Employee Share Purchase, up to            shares issuable
pursuant to options, grants of restricted stock and restricted stock units that may be granted under the GlobalShare Plan to such employees in connection
with the Employee Share Purchase, and approximately         shares to be
issued to other employees at completion of the Offering. These calculations
also exclude             shares of Common Stock available for future issuance
under the GlobalShare Plan. To the extent that shares are issued in connection with the foregoing, there will be further dilution to new investors.

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

  The following unaudited pro forma condensed consolidated financial data of the Company give effect to (i) the Merger as described below, (ii) the amendment of the Mulder acquisition agreement, (iii) the implementation of the Company's stock option plan for managing partners and corporate officers, (iv) the consolidation of the historical consolidated financial data of Mulder prior to the acquisition of Mulder by HSI and (v) the termination of the mandatory redemption feature of the common stock of each of H&S Inc. and HSI. The pro forma data is presented as if the above transactions had occurred on January 1, 1997 for the statement of operations and related data and on March 31, 1998 for balance sheet data.

  The unaudited pro forma condensed consolidated statement of operations data for the year ended December 31, 1997 reflects the results of operations of HSI, and H&S Inc. for the year then ended and Mulder for the nine months ended September 30, 1997. The historical results of operations of Mulder have been included in HSI's financial statements subsequent to the date of the acquisition.

  This unaudited pro forma condensed consolidated data assume that the Merger
is effected by the exchange of        shares of HSI Common Stock for each
share of H&S Inc., and that         shares of HSI Common Stock are issued in
exchange for all outstanding shares of H&S Inc. upon which HSI Common Stock becomes the Common Stock of the Company. This is a fixed exchange ratio agreed upon by HSI and H&S Inc. The Merger will be accounted for as a reverse acquisition, as the stockholders of H&S Inc. will own a majority of the outstanding shares of the Common Stock of the Company upon completion of the transaction. Accordingly, for accounting purposes, HSI is treated as the acquired company and H&S Inc. is considered to be the acquiring company. Prior to the Merger, H&S Inc. owned 35.5417% of all outstanding HSI Common Stock. The acquisition by H&S Inc. of the remaining 64.4583% of HSI will be recorded using the purchase method of accounting. The difference between the fair value of HSI and HSI book value (the "Excess Purchase Price") will be allocated first among identifiable tangible and intangible assets and then any residual value will be recorded as goodwill.

  The purchase price of HSI to H&S Inc. is based upon (i) the ownership in the Company upon completion of the Merger of holders of HSI shares immediately prior to the Merger and (ii) the fair market value of the Company after the Merger based on the initial public offering price of the Common Stock less an appropriate illiquidity discount. For purposes of this pro forma information, the fair market value of HSI is based on an assumed initial public offering
price of $      per share. If the initial public offering price of the
Company's Common Stock used in these pro forma financial statements were assumed to increase by $1 per share, the impact would be to increase annual
intangible and goodwill amortization and decrease net income by $     million
($      per share).

  The unaudited pro forma condensed consolidated financial data are a presentation of historical results with accounting adjustments. The unaudited pro forma condensed consolidated financial data do not reflect, except as indicated in the accompanying notes, the effects of any of the anticipated changes to be made by the Company in its operations from the historical operations, are presented for informational purposes only and should not be construed to indicate (i) the results of operations or the consolidated financial position of the Company that actually would have occurred had the transactions described above been consummated as of the dates indicated or
(ii) the results of operations or the consolidated financial position of the Company in the future.

  The following unaudited pro forma condensed consolidated financial data and accompanying notes are qualified in their entirety by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and notes thereto of H&S Inc., HSI and Mulder and the other historical consolidated financial information included elsewhere in this Prospectus.

      SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

                                                  YEAR ENDED   THREE MONTHS
                                                 DECEMBER 31, ENDED MARCH 31,
                                                 ------------ ----------------
                                                     1997      1997     1998
                                                 ------------ -------  -------
                                                   (IN THOUSANDS EXCEPT PER
                                                    SHARE, SHARE AND OTHER
                                                       OPERATING DATA)
STATEMENT OF OPERATIONS DATA(1):
 Revenue........................................  $284,792    $57,926  $73,990
 Operating expenses:
  Salaries and employee benefits(2)(3)..........    193,637    39,879   52,082
  General and administrative expenses(4)........     71,104    14,628   19,164
                                                  ---------   -------  -------
    Total operating expenses....................    264,741    54,507   71,246
                                                  ---------   -------  -------
  Operating income..............................     20,051     3,419    2,744
                                                  ---------   -------  -------
 Non-operating income (expense):
  Interest income...............................      1,622       146      155
  Interest expense..............................       (309)      (29)     (56)
  Other.........................................      1,159       108     (476)
                                                  ---------   -------  -------
    Total non-operating income (expense)........      2,472       225     (377)
                                                  ---------   -------  -------
 Equity in net income of affiliate(5)...........        --        --       --
                                                  ---------   -------  -------
 Minority interest in income of consolidated
  subsidiaries..................................        (26)      --       --
                                                  ---------   -------  -------
 Income before income taxes.....................     22,497     3,644    2,367
 Provision for income taxes(6)..................     12,227     1,851    1,017
                                                  ---------   -------  -------
 Net income.....................................  $  10,270   $ 1,793  $ 1,350
                                                  =========   =======  =======
 Basic and diluted earnings per common share....  $           $        $
                                                  =========   =======  =======
 Basic and diluted weighted average common
  shares outstanding............................
                                                  =========   =======  =======
BALANCE SHEET DATA (AT END OF PERIOD)(7):
  Working capital...............................                       $13,675
  Total assets..................................                       186,957
  Long-term debt, less current maturities.......                         1,729
  Total stockholders' equity....................                        90,147
OTHER OPERATING DATA:
  Number of offices at the end of the period....         51        43       51
  Average number of consultants during the
   period.......................................        254       236      293

--------
(1) HSI acquired 100% of Mulder on October 1, 1997, for a combination of cash and 32,000 shares of HSI common stock. On October 1, 1997, HSI delivered 4,000 shares of HSI common stock and paid $8.7 million to the partners of Mulder, and incurred $1.1 million of associated transaction costs. An additional $5.2 million (plus interest at an annual percentage rate of 4%) is due to the partners of Mulder in five equal annual installments beginning October 1, 1998. The remaining shares are to be issued in four annual installments beginning January 1, 1999. Because the total purchase price was contingent upon the continued employment of Mulder consultants, the cost of the acquisition was accounted for as compensation expense to be recognized over a five-year period beginning October 1, 1997. In connection with the Merger, the Mulder acquisition agreement was amended on July 2, 1998. The Mulder acquisition agreement was modified such that the remaining $5.2 million (plus interest) will be paid within 90 days of the completion of the Merger and 27,080 shares of Common Stock that will
    be valued, based on an assumed initial offering price, at $     million
    will be issued to such Mulder partners immediately after the Merger. All employment contingencies relating to the Mulder consultants will be eliminated. The following accounts in the statement of operations have been adjusted by the following amounts to reflect the historical operations of Mulder prior to the Mulder acquisition.

                                              YEAR ENDED     THREE MONTHS ENDED
                                           DECEMBER 31, 1997   MARCH 31, 1997
                                           ----------------- ------------------
     Revenue.............................       $21,816
     Operating expenses
      Salaries and employee benefits.....        14,610
      General and administrative
       expenses..........................         5,557
     Non-operating income................           406
     Provision for income taxes..........         1,668
                                                -------
     Net income..........................           387
                                                =======

(2) Amortization of deferred compensation expense of $1.4 million relating to the acquisition of Mulder has been eliminated from salaries and employee benefits for the periods ending December 31, 1997 and March 31, 1998. Under the amendment to the Mulder acquisition agreement, the remaining $24.1 million of the $28.4 million of compensation, based upon an assumed initial offering price, will be expensed in the third quarter of 1998 contingent upon the completion of the Merger.

(3) Adjustments have been made to eliminate from salaries and employee benefits, compensation expense representing the difference between amounts actually paid over amounts that would have been paid under the Company's proposed stock option plan for managing partners and corporate officers had such plan been in effect beginning January 1, 1997. The eliminations are as follows:

     PERIOD                                                          ELIMINATION
     ------                                                          -----------
     Three months ended March 31, 1997..............................   $1,000
     Year ended December 31, 1997...................................   $4,000
     Three months ended March 31, 1998..............................   $1,100

(4) Adjustments have been made to reflect the impact of allocating the Excess Purchase Price to intangible assets and goodwill of HSI, and are subject to change based upon the final determination of the respective fair values of these assets. For the year ended December 31, 1997, $2.0 million of amortization related to acquired intangibles and goodwill has been charged to general and administrative expenses. For the three months ended March 31, 1997 and 1998, $500 of amortization related to acquired intangibles and goodwill has been charged to general and administrative expenses.
(5) Equity in net income of affiliate has been eliminated from H&S Inc. for all periods shown to reflect 100% ownership of HSI after the Merger.
(6) Adjustments are made to the provision for income taxes to reflect the increased income tax liability resulting from the corresponding increase in income before income taxes because of the compensation adjustment discussed in footnote 3 above and the elimination of the equity in net income of affiliate as discussed in footnote 5 above, as follows:

                                                         EQUITY IN
                                                         NET INCOME
                                                             OF
                                                         AFFILIATE  COMPENSATION
     PERIOD                                              ADJUSTMENT  ADJUSTMENT
     ------                                              ---------- ------------
     Three months ended March 31, 1997..................   $ (63)      $  420
     Year ended December 31, 1997.......................   $(154)      $1,680
     Three months ended March 31, 1998..................   $ 143       $  462

(7) See the Unaudited Pro Forma Condensed Consolidated Balance Sheet on page 21 for further details regarding pro forma balance sheet adjustments.

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               AT MARCH 31, 1998

                                                         PRO FORMA   CONTRACT
                                             MERGER      REFLECTING  AMENDMENT      COMPANY
                            HSI   H&S INC. ADJUSTMENTS     MERGER   ADJUSTMENTS    PRO FORMA
                          ------- -------- -----------   ---------- -----------    ---------
                                                 (IN THOUSANDS)
Current assets:
 Cash and cash
  equivalents...........  $ 7,616 $ 14,944   $   --       $ 22,560   $  (5,438)(2) $ 17,122
 Accounts receivable,
  net of allowance......   26,456   39,152    (1,072)(1)    64,536         --        64,536
 Notes receivable from
  affiliates............      --     5,148    (5,148)(1)       --          --           --
 Other current assets...    4,717   10,239                  14,956         --        14,956
Property and equipment,
 net....................   10,831   17,433       --         28,264         --        28,264
Other assets:
 Cash and investments
  designated for
  nonqualified
  retirement plan.......      --    12,023       --         12,023         --        12,023
 Investment in HSI......      --     6,439    (6,439)(1)       --          --           --
 Goodwill...............      454      --     24,693 (1)    25,147         --        25,147
 Deferred compensation
  expense...............    7,345      --                    7,345      (7,345)(2)      --
 Intangibles............      --       --     16,501 (1)    16,501         --        16,501
 Other non-current
  assets................    4,140    2,551     1,717 (1)     8,408         --         8,408
                          ------- --------   -------      --------   ---------     --------
  Total other assets....   11,939   21,013    36,472        69,424      (7,345)      62,079
                          ------- --------   -------      --------   ---------     --------
  Total assets..........  $61,559 $107,929   $30,252      $199,740   $ (12,783)    $186,957
                          ======= ========   =======      ========   =========     ========
Current liabilities:
 Short-term debt........  $10,254 $  5,956   $   --       $ 16,210   $     --      $ 16,210
 Income taxes payable...    5,392      141       --          5,533         --         5,533
 Accounts payable.......    3,917    2,700    (1,072)(1)     5,545         --         5,545
 Accrued expenses
  Salaries and employee
   benefits.............    8,033   31,468       --         39,501         --        39,501
  Other accrued
   expenses.............   10,522    5,628       --         16,150         --        16,150
 Note payable to
  affiliate.............    5,148      --     (5,148)(1)       --          --           --
Long-term debt, less
 current maturities.....      128    1,601       --          1,729         --         1,729
Liability for
 nonqualified retirement
 plans..................      --    12,142       --         12,142         --        12,142
Commitments and
 contingent liabilities.      --       --        --            --          --           --
Mandatorily redeemable
 common stock...........   12,380   48,293    42,257 (1)   102,930     (12,783)(2)      --
                                                                       (90,147)(3)
Stockholders' equity....    5,785      --     (5,785)(1)       --       90,147 (3)   90,147
                          ------- --------   -------      --------   ---------     --------
  Total liabilities and
   stockholders' equity.  $61,559 $107,929   $30,252      $199,740   $ (12,783)    $186,957
                          ======= ========   =======      ========   =========     ========

--------
(1) These pro forma adjustments reflect the impact of allocating the Excess Purchase Price to intangibles and goodwill of HSI, and are subject to change based upon the final determination of the respective fair values of the assets. The Excess Purchase Price is assumed to be $41,194, based on
    an assumed initial offering price of $      and takes into account the
    elimination of a deferred tax liability of $1,717.
  This Excess Purchase Price has been allocated to identifiable intangibles and goodwill as follows:

                                                                WEIGHTED AVERAGE
                                                    FAIR MARKET REMAINING USEFUL
    ASSET CLASSIFICATION                               VALUE     LIFE IN YEARS
    --------------------                            ----------- ----------------
    Intangible Assets.............................    $16,501          12
    Goodwill......................................     24,693          40
                                                      -------
     Total Excess Purchase Price..................    $41,194
                                                      =======

  The preliminary allocations of the Excess Purchase Price are based upon current estimates and information available to H&S Inc.
  In determining the foregoing estimated useful lives, management considered the nature, competitive position of the Company, and historical and expected future operating income. After the Merger, the Company will continually review whether subsequent events and circumstances have occurred that indicate the intangibles or goodwill may not be recoverable. If events and circumstances indicate that intangibles or goodwill related to the acquired business should be reviewed for possible impairment, the Company will use projections to assess whether future operating income of the business, on a non-discounted basis (before amortization), is likely to exceed the amortization over the remaining life of the intangibles or goodwill, to determine whether a write-down of intangibles or goodwill to recoverable value is appropriate.

  The ultimate allocation of the Excess Purchase Price to intangibles and goodwill acquired is subject to final determination of the fair value of the assets of HSI. The ultimate allocation of the respective values will be based upon the report of a professional appraiser that will be completed in connection with the consummation of Merger. H&S Inc. management believes that the above preliminary allocations of the purchase price are reasonable and will not materially change.
  The pro forma adjustments include the elimination of H&S Inc.'s investment in HSI. In addition, $6,220 of intercompany debt and payables were also eliminated. As of March 31, 1998, there were no other intercompany transactions that required elimination.
(2) The amendment of the Mulder acquisition agreement resulted in the following adjustments to HSI historical amounts:
  (i) Cash has been adjusted by $5,438 to reflect the cash consideration to be paid for Mulder.
  (ii) Mandatorily redeemable common stock has been increased by $12,773 to account for shares to be issued to Mulder partners and reduced by $25,556 to eliminate the one-time compensation charge.
  (iii) Deferred compensation expense has been reduced by $7,345 to eliminate the asset due to the recording of the one-time compensation charge above.
(3) Reflects reclassification of H&S Inc.'s mandatorily redeemable common stock of $90,147 to stockholders equity as the mandatory redemption feature of the common stock will terminate upon consummation of the Offering.

                            SELECTED FINANCIAL DATA

  The selected consolidated financial data presented below for each of the five years in the period ended December 31, 1997 have been derived from the respective audited consolidated financial statements of H&S Inc. and HSI which in the case of HSI were audited by Barbier Frinault & Associes (Arthur Andersen LLP), independent public accountants, and in the case of H&S Inc. were audited for fiscal years 1994 through 1997 by Arthur Andersen LLP, independent public accountants and for 1993 by McGladrey & Pullen, LLP, independent public accountants. The selected consolidated financial data for the three months ended March 31, 1998 and 1997 were derived from the respective unaudited consolidated financial statements of H&S Inc. and HSI, which in the opinion of management, reflect all adjustments necessary, which consist only of normal recurring adjustments, for a fair presentation of the interim period financial data. The results for the three months are not necessarily indicative of the results to be expected for the full year. The data set forth are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, the notes thereto and the other financial data and statistical information included in this Prospectus.

  The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," H&S Inc.'s, HSI's and Mulder's Financial Statements, related notes and other financial information included elsewhere in this Prospectus.

                            SELECTED FINANCIAL DATA

                                   H&S INC.

                                          YEAR ENDED                      THREE MONTHS ENDED
                                         DECEMBER 31,                          MARCH 31,
                          ----------------------------------------------  ---------------------
                           1993     1994      1995      1996      1997     1997     1998
                          -------  -------  --------  --------  --------  -------  -------
                          (IN THOUSANDS, EXCEPT PER SHARE, SHARE AND OTHER OPERATING
                                                    DATA)
STATEMENT OF OPERATIONS
 DATA:
 Revenue................  $77,990  $96,127  $108,685  $137,665  $180,244  $39,973  $45,937
 Operating expenses:
 Salaries and employee
  benefits..............   53,402   66,379    77,215    98,272   125,308   28,693   34,761
 General and
  administrative
  expenses..............   15,420   19,078    20,853    28,681    42,991    9,840   10,349
                          -------  -------  --------  --------  --------  -------  -------
  Total operating
   expenses.............   68,822   85,457    98,068   126,953   168,299   38,533   45,110
                          -------  -------  --------  --------  --------  -------  -------
 Operating income.......    9,168   10,670    10,617    10,712    11,945    1,440      827
                          -------  -------  --------  --------  --------  -------  -------
 Non-operating income
  (expense):
 Interest income........      320      808     1,156     1,385     1,586      146      155
 Interest expense.......     (184)    (180)     (207)     (180)     (150)     (29)     (56)
 Other income (expense).       71       89       108       (94)      486       70     (364)
                          -------  -------  --------  --------  --------  -------  -------
  Total non-operating
   income (expense).....      207      717     1,057     1,111     1,922      187     (265)
                          -------  -------  --------  --------  --------  -------  -------
 Equity in net income
  (loss) of affiliate...      725    1,252       778       775       367      150     (341)
                          -------  -------  --------  --------  --------  -------  -------
 Income before income
  taxes.................   10,100   12,639    12,452    12,598    14,234    1,777      221
 Provision for income
  taxes.................    4,356    6,297     6,094     6,149     7,589      887      106
                          -------  -------  --------  --------  --------  -------  -------
 Net income.............  $ 5,744  $ 6,342  $  6,358  $  6,449  $  6,645  $   890  $   115
                          =======  =======  ========  ========  ========  =======  =======
 Basic and diluted
  earnings per common
  share.................                    $         $         $         $        $
                                            ========  ========  ========  =======  =======
 Weighted average common
  shares outstanding....
                                            ========  ========  ========  =======  =======
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Working capital........  $13,024  $13,549  $ 17,193  $ 20,628  $ 24,768  $21,524  $23,590
 Total assets...........   41,139   45,058    55,900    68,643    93,892   81,447  107,929
 Long-term debt, less
  current maturities....    1,562      735     1,189       993     1,636      985    1,601
 Mandatorily redeemable
  common stock..........   17,892   25,818    31,700    39,373    47,606   40,513   48,293
OTHER OPERATING DATA:
 Number of offices (at
  end of period)........       16       18        20        25        28       25       28
 Average number of
  consultants during the
  period................       94      108       119       137       159      152      178

                            SELECTED FINANCIAL DATA

                                      HSI

                                       YEAR ENDED                   THREE MONTHS ENDED
                                      DECEMBER 31,                       MARCH 31,
                         -----------------------------------------  --------------------
                          1993     1994     1995    1996    1997     1997    1998
                         -------  -------  ------- ------- -------  ------- -------
                            (IN THOUSANDS, EXCEPT PER SHARE, SHARE AND OTHER
                                             OPERATING DATA)
STATEMENT OF OPERATIONS
 DATA:
 Revenue................ $30,513  $39,634  $52,815 $64,558 $82,732  $17,953 $28,053
 Operating expenses:
 Salaries and employee
  benefits..............  18,688   24,299   35,249  44,020  59,139   12,186  19,841
 General and
  administrative
  expenses..............   8,985   10,212   14,264  17,100  20,556    4,288   8,315
                         -------  -------  ------- ------- -------  ------- -------
   Total operating
    expenses............  27,673   34,511   49,513  61,120  79,695   16,474  28,156
                         -------  -------  ------- ------- -------  ------- -------
 Operating income.......   2,840    5,123    3,302   3,438   3,037    1,479    (103)
                         -------  -------  ------- ------- -------  ------- -------
 Non-operating income
  (expense).............    (477)    (366)     338     133     144       38    (112)
                         -------  -------  ------- ------- -------  ------- -------
 Minority interest in
  income of consolidated
  subsidiaries..........    (107)    (222)     --      --      (26)     --      --
                         -------  -------  ------- ------- -------  ------- -------
 Income (loss) before
  income taxes..........   2,256    4,535    3,640   3,571   3,155    1,517    (215)
 Provision for income
  taxes.................     650    1,886    1,840   1,430   1,444      607     306
                         -------  -------  ------- ------- -------  ------- -------
 Net income (loss)...... $ 1,606  $ 2,649  $ 1,800 $ 2,141 $ 1,711  $   910 $  (521)
                         =======  =======  ======= ======= =======  ======= =======
 Basic and diluted
  earnings per common
  class A shares........                   $       $       $        $       $
                                           ======= ======= =======  ======= =======
 Weighted average class
  A common shares
  outstanding...........
                                           ======= ======= =======  ======= =======
 Basic and diluted
  earnings per common
  class B shares........                   $       $       $        $       $
                                           ======= ======= =======  ======= =======
 Weighted average class
  B common shares
  outstanding...........
                                           ======= ======= =======  ======= =======
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Working capital........ $ 4,478  $ 7,908  $ 7,777 $ 9,345 $(2,114) $10,190 $(4,477)
 Total assets...........  15,273   21,998   25,756  32,851  59,947   29,644  61,559
 Long-term debt, less
  current maturities....      59      --       --      267     368      --      128
 Mandatorily redeemable
  common stock..........   4,019    6,166    8,323   9,922  12,577   10,382  12,380
 Total stockholders'
  equity................   3,112    4,757    5,758   6,440   6,548    6,392   5,785
OTHER OPERATING DATA:
 Number of offices (at
  end of period)........      10       12       13      16      23       18      23
 Average number of
  consultants during the
  period................      51       55       59      71      95       84     115

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion of the historical results of operations and liquidity and capital resources of H&S Inc. and HSI should be read in conjunction with the Selected Combined Financial Data and the Audited Consolidated Financial Statements of H&S Inc., HSI and Mulder and related notes thereto appearing elsewhere in this Prospectus.

GENERAL

  The Company is one of the leading global executive search firms and believes that, based on revenues, it is the largest executive search firm in the United States and the second largest in the world. The Company offers and conducts executive search services through its global network of offices to a broad range of clients, including Fortune 500 companies, major non-U.S. companies, middle market and emerging growth companies, governmental and not-for-profit organizations, and other leading private and public entities.

  Throughout their history, H&S Inc. and HSI have operated as a single entity, and from the time of founding in 1953 until 1984, operated under a single ownership structure. In 1984, H&S Inc. consummated a spin-off of HSI to its European partners while retaining a significant equity interest. H&S Inc. and HSI plan to consummate the Merger immediately prior to the completion of the Offering in order to reunite the two companies into a single ownership structure. The selected financial data set forth herein reflects the historical operations of each of H&S Inc. and HSI.

  Pursuant to their focused growth strategies, H&S Inc. and HSI each completed an acquisition in the past year. In June 1998, H&S Inc. acquired Fenwick a Boston-based executive search firm focused on the technology sector. In October 1997, HSI acquired Mulder, the largest executive search firm in Germany. Both acquisitions were accounted for using the purchase method of accounting, with the results of the acquired companies included in H&S Inc.'s and HSI's respective consolidated statements of income beginning on the date of each acquisition.

  With 54 offices in 28 countries, the Company conducts business using various currencies. Revenue earned in each country is generally matched with the associated expenses incurred, thereby reducing currency risk to earnings. However, because certain assets or liabilities are denominated in non-U.S. currencies, changes in currency rates may cause fluctuations of the valuation of such assets or liabilities.

REVENUE

  The Company's revenue is derived from providing executive search services to its clients, and is largely a function of average revenue per consultant and the average number of consultants employed (based on number of months employed during the period). Average revenue per consultant is a function of the number of searches performed per consultant and the average fee earned per search. Revenue largely consists of executive search fees (net of value added taxes in Europe) and allocated costs. Allocated costs include charges for communication expenses, research related materials, duplicating and similar items.

  Revenue from executive search services is recognized when such services are billed to clients and substantially rendered. Typically, the Company is paid an initial retainer for its services equal to approximately one-third of the estimated guaranteed first year cash compensation for the position to be filled. In addition, if the actual cash compensation of a placed candidate exceeds the retainer estimate, the Company will bill the client for one-third of the excess. Allocated costs are calculated as a percentage of the expected search fee for an assignment with certain dollar caps per search. The Company generally bills its clients for its initial retainer and allocated costs in one-third increments over a 90-day period commencing in the month of the initial acceptance or confirmation of the contract by its client.

  With respect to each executive search assignment, the Company and its client enter into a contract, which outlines the general terms and conditions of the assignment. These contracts generally are cancelable at the option of either party with compensation payable pro rata for the first 90 days.

  As newly-hired consultants require a large initial investment in signing bonuses, guaranteed bonuses and support staff and do not tend to immediately provide proportionately higher revenues, the Company's average revenue per consultant and overall profitability are typically negatively impacted in the short term.

OPERATING EXPENSES

  The Company's operating expenses are divided into two general categories:
(i) salaries and employee benefits; and (ii) general and administrative expenses.

  Salaries and employee benefits. The largest components of the Company's operating expenses are compensation and benefits paid to consultants, executive officers and administrative and support personnel, of which the most important constituent parts are salaries and annual bonuses. Other items included in this category are signing bonuses and guaranteed bonuses (often incurred in connection with the hiring of new consultants), payroll taxes, profit sharing and retirement benefits and employee insurance benefits. In recent quarters the Company has hired a larger than normal number of consultants, which has resulted in a higher than normal level of signing bonuses and guaranteed bonuses. A consultant's base salary represents, on average, less than one-half of the consultant's total annual compensation. Typically, a portion of the credit for a particular assignment goes to the consultants who originate the executive search assignment, and a portion goes to the consultants who perform the executive search assignment. In addition, a portion of each consultant's annual compensation is based on management's assessment of that consultant's teamwork.

  General and administrative expenses. The key components of general and administrative expenses include rent, information systems costs, general office expenses and professional service costs (including legal, accounting and third party professional services). In addition, general and administrative expenses include depreciation, amortization and allowance for doubtful accounts.

NON-OPERATING INCOME (EXPENSE)

  Non-operating income (expense) consists of interest income, interest expense and other income and expenses.

EQUITY IN NET INCOME (LOSS) OF AFFILIATE

  H&S Inc. holds a significant interest in HSI. For H&S Inc., equity in net income (loss) of affiliate relates to the income earned or loss incurred from H&S Inc.'s investment in HSI after giving effect to currency translation adjustments.

TAXES

  H&S Inc. and HSI are subject to federal, state and non-U.S. income taxes. Income generated outside of the United States may be subject to higher tax rates than U.S. income. As a result, the Company's effective tax rate may be higher than prevailing U.S. tax rates. Historically, certain non-deductible expenses have increased the Company's effective tax rate. H&S Inc.'s and HSI's provisions for income taxes reflects their best judgment as to the likely effective tax rate for a given period. In recent periods, due to volatility in their actual effective income tax rates, HSI has elected to increase its provision for income taxes while H&S Inc. has elected to decrease its provision for income taxes.

YEAR 2000 COMPLIANCE

  While the Company believes its information systems will be able to accommodate the "Year 2000" dating changes necessary to permit correct recording of year dates for 2000 and later years, the Company has formed a task force to evaluate and correct its Year 2000 issues. The initial assessment indicates that the Company does not have a significant Year 2000 issue, and management believes that the cost of addressing its Year 2000 issues will not be material. The Company is pursuing Year 2000 certification for its existing information systems and is currently conducting its own tests of these systems. The Company believes that it will be able to achieve Year 2000 compliance by the end of the second quarter of 1999 and does not anticipate any material disruption in its operations as the result of any failure by the Company to be in compliance, although no assurance to such effect can be given. The Company depends on third party vendors for a number of functions, including its automated payroll functions and is seeking certification from such vendors of their Year 2000 compliance. Any such difficulties with Year 2000 compliance may have an adverse effect on the Company's operations.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

  During 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes new standards for reporting information about operating segments in interim and annual financial statements. It is effective for annual periods beginning after December 15, 1997 and will be adopted by the Company as of December 31, 1998. The Company does not expect that adoption of this Standard will have an impact on its consolidated financial position or its results of operations. However, it is expected that adoption of this Standard will result in additional footnote disclosure.

  During 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities," which establishes new standards for reporting information about derivatives and hedging. It is effective for periods beginning after June 15, 1999 and will be adopted by the Company as of January 1, 2000. The Company expects that adoption of this Standard will have no effect on its consolidated financial position, results of operations or on disclosures within the financial statements as they currently do not engage in the use of derivative instruments or other hedging activities.

RESULTS OF OPERATIONS--H&S INC.

  The following table sets forth selected statements of operations data for H&S Inc., and such data as a percentage of revenues for the periods indicated:

                                                                      THREE
                                                                     MONTHS
                                                 YEAR ENDED           ENDED
                                                DECEMBER 31,        MARCH 31,
                                              -------------------  ------------
                                              1995   1996   1997   1997   1998
                                              -----  -----  -----  -----  -----
Revenue...................................... 100.0% 100.0% 100.0% 100.0% 100.0%
Operating expenses:
  Salaries and employee benefits.............  71.0   71.4   69.5   71.8   75.7
  General and administrative expenses........  19.2   20.8   23.9   24.6   22.5
                                              -----  -----  -----  -----  -----
    Total operating expenses.................  90.2   92.2   93.4   96.4   98.2
                                              -----  -----  -----  -----  -----
Operating income.............................   9.8    7.8    6.6    3.6    1.8
                                              -----  -----  -----  -----  -----
Non-operating income (expense):
  Interest income............................   1.1    1.0    0.9    0.4    0.3
  Interest expense...........................  (0.2)  (0.1)  (0.1)  (0.1)  (0.1)
  Other income (expense).....................   0.1   (0.1)   0.3    0.2   (0.8)
                                              -----  -----  -----  -----  -----
    Total non-operating income (expense).....   1.0    0.8    1.1    0.5   (0.6)
                                              -----  -----  -----  -----  -----
Equity in net income (loss) of affiliate.....   0.7    0.6    0.2    0.4   (0.7)
                                              -----  -----  -----  -----  -----
Income before income taxes...................  11.5    9.2    7.9    4.5    0.5
Provision for income taxes...................   5.6    4.5    4.2    2.2    0.2
                                              -----  -----  -----  -----  -----
Net Income...................................   5.9%   4.7%   3.7%   2.3%   0.3%
                                              =====  =====  =====  =====  =====

THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1997

  Revenue. H&S Inc. revenue increased $5.9 million, or 14.9% to $45.9 million for the first quarter of 1998 from $40.0 million for the first quarter of 1997. This increase was due to a 17.3% rise in the average number of consultants employed during the period. H&S Inc. employed 26 more consultants at March 31, 1998 than at March 31, 1997. Average revenue per consultant remained relatively constant despite the large number of consultants added in the last quarter of 1997 and in the first quarter of 1998. Three new offices were opened after the first quarter of 1997: Miami, Philadelphia, and Sao Paulo, which generated approximately $1.3 million of revenue in the first quarter of 1998.

  Salaries and employee benefits. H&S Inc. salaries and employee benefits increased $6.1 million, or 21.1%, to $34.8 million for the three months ended March 31, 1998 from $28.7 million for the three months ended March 31, 1997. As a percentage of revenues, salaries and employee benefits increased from 71.8% to 75.7%. A majority of this percentage increase was due to signing bonuses and guaranteed bonuses associated with the hiring of 34 new consultants between April 1, 1997 and March 31, 1998, consistent with H&S Inc.'s growth strategy. H&S Inc. also added 25 associates and 45 administrative personnel, in part to support these consultants.

  General and administrative expenses. H&S Inc. general and administrative expenses increased $500,000, or 5.2%, to $10.3 million for the three months ended March 31, 1998 from $9.8 million for the three months ended March 31, 1997. As a percentage of revenues, general and administrative expenses decreased from 24.6% for the three months ended March 31, 1997 to 22.5% for the three months ended March 31, 1998. This percentage decrease was primarily due to a reduction in the allowance for doubtful accounts to more appropriately accrue in accordance with historical collection experience. This percentage decrease was partly offset by an increase in maintenance and installation expenses and technical support expenses associated with IGIS.

  Non-operating income (expense). H&S Inc. non-operating expense increased $452,000 resulting in a net non-operating loss of $265,000 for the three months ended March 31, 1998 from a net non-operating gain of $187,000 for the three months ended March 31, 1997. The increase is primarily due to a loss on the sale of certain computer equipment replaced by new computers in connection with IGIS.

1997 COMPARED TO 1996

  Revenue. H&S Inc. revenue increased $42.5 million, or 30.9%, to $180.2 million for 1997 from $137.7 million for 1996. This increase was primarily the result of a 16.1% increase in the average number of consultants employed during the year and an increase of 12.8% in the average revenue per consultant to $1.1 million from $1.0 million in 1996. H&S Inc. employed 26 more consultants at December 31, 1997 than at December 31, 1996. In addition three new offices were added during 1997: Miami, Philadelphia and Sao Paulo, which generated approximately $1.5 million of revenue.

  Salaries and employee benefits. H&S Inc. salaries and employee benefits increased $27.0 million, or 27.5%, to $125.3 million for 1997 from $98.3 million for 1996. As a percentage of revenues, salaries and employee benefits decreased from 71.4% to 69.5%, reflecting increased search team productivity as revenues increased relatively faster than staffing levels. This improvement occurred despite an increase of approximately $833,000 in H&S Inc.'s contributions to the employee 401(k) plan.

  General and administrative expenses. H&S Inc. general and administrative expenses increased $14.3 million, or 49.9%, to $43.0 million for 1997 from $28.7 million for 1996. As a percentage of revenues, general and administrative expenses increased from 20.8% in 1996 to 23.9% in 1997. This percentage increase was principally relating to research and development in connection with the IGIS initiative.

  Non-operating income (expense). H&S Inc. non-operating income increased $800,000 to $1.9 million for 1997 from $1.1 million for 1996. The increase was primarily due to the absence of certain losses incurred in 1996 as a result of H&S Inc.'s relocation of corporate offices in Chicago, partially offset by an increase in interest income reflecting higher cash balances during the year.

1996 COMPARED TO 1995

  Revenue. H&S Inc. revenue increased $29.0 million, or 26.7% to $137.7 million for 1996 from $108.7 for 1995. This increase was primarily due to a 15.1% increase in the average number of consultants employed and an increase of 10.1% in the average revenue per consultant to $1.0 million in 1996 from $915,000 in 1995. H&S Inc. employed 23 more consultants at December 31, 1996 than at December 31, 1995. H&S opened five new offices in 1996 in Caracas, Charlotte, Lima, Santiago and Singapore, which resulted in a $1.5 million increase in revenue between 1995 and 1996.

  Salaries and employee benefits. H&S Inc. salaries and employee benefits increased $21.1 million, or 27.3% to $98.3 million for 1996 from $77.2 million in 1995. As a percentage of revenues, salaries and employee benefits increased slightly from 71.0% to 71.4%. This percentage increase primarily reflects increased signing bonuses and guaranteed bonuses associated with hiring 33 consultants in 1996 as compared with hiring 22 in 1995.

  General and administrative expenses. H&S Inc. general and administrative expenses increased $7.8 million, or 37.5%, to $28.7 million for 1996 from $20.9 for 1995. As a percentage of revenues, general and administrative expenses increased from 19.2% in 1995 to 20.8% in 1996. This percentage increase was primarily due to: (i) an increase in the reserve for doubtful accounts and (ii) an increase in professional services costs due to increased legal fees relating to a litigation matter and increased consulting fees relating to an information technology analysis.

  Non-operating income (expense). H&S Inc. non-operating income remained relatively constant at $1.1 million for both 1996 and 1995. The primary component was interest income, which increased slightly to $1.4 million for 1996 from $1.2 million for 1995. This increase was offset by asset write-offs for 1996 relating to the relocation of H&S Inc.'s corporate offices.


RESULTS OF OPERATIONS--HSI

  The following table sets forth selected statements of operations data for HSI, and such data as a percentage of revenues for the periods indicated:

                                                               THREE MONTHS
                                             YEAR ENDED         ENDED MARCH
                                            DECEMBER 31,            31,
                                          -------------------  ------------
                                          1995   1996   1997    1997    1998
                                          -----  -----  -----  ------  ------
Revenue.................................. 100.0% 100.0% 100.0%  100.0%  100.0%
Operating expenses:
  Salaries and employee benefits ........  66.7   68.2   71.5    67.9    70.7
  General and administrative expenses....  27.0   26.5   24.8    23.9    29.6
                                          -----  -----  -----  ------  ------
    Total operating expenses.............  93.7   94.7   96.3    91.8   100.3
                                          -----  -----  -----  ------  ------
Operating income (loss)..................   6.3    5.3    3.7     8.2    (0.3)
Non-operating income (loss)..............   0.6    0.2    0.2     0.2    (0.4)
Minority interest in income of
 consolidated subsidiaries...............   0.0    0.0    0.0     0.0     0.0
                                          -----  -----  -----  ------  ------
Income (loss) before income taxes........   6.9    5.5    3.9     8.4    (0.7)
Provision for income taxes...............   3.5    2.2    1.7     3.4     1.1
                                          -----  -----  -----  ------  ------
Net income (loss)........................   3.4%   3.3%   2.2%    5.0%   (1.8)%
                                          =====  =====  =====  ======  ======

THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1997

  Revenue. HSI revenue increased $10.1 million, or 56.3% to $28.1 million for the three months ended March 31, 1998 from $18.0 million for the three months ended March 31, 1997. A significant reason for this increase was the acquisition of Mulder in the fourth quarter of 1997, which had $5.1 million in revenues for the three months ended March 31, 1998. Excluding Mulder, revenue increased by 28.1%, primarily as a result of a 21.0% increase in the average number of consultants employed during the period. Two new offices were opened after the first quarter of 1997: Lisbon and Prague, which generated approximately $0.5 million of revenue in the first quarter of 1998. Average revenue per consultant, excluding Mulder, remained relatively constant.

   Salaries and employee benefits. HSI salaries and employee benefits increased $7.6 million to $19.8 million for the first three months ended March 31, 1998 from $12.2 million for the first three months ended March 31, 1997. As a percentage of revenues, salaries and employee benefits increased from 67.9% for the period ended March 31, 1997 to 70.7% for the period ended March 31, 1998. Approximately $1.4 million of such increase was due to the amortization of deferred compensation expense resulting from the Mulder acquisition. The remainder of this increase primarily reflects the compensation expense relating to the addition of professional and administrative support throughout Europe, including Mulder.

  General and administrative expenses. HSI general and administrative expenses increased $4.0 million to $8.3 million for the three months ended March 31, 1998 from $4.3 for the three months ended March 31, 1997. As a percentage of revenues, general and administrative expenses increased from 23.9% at March 31, 1997 to 29.6% at March 31, 1998. This increase was primarily the result of an increase in the provision for doubtful accounts and increases in system development costs due to the development of enhancements to HSI's executive search system.

  Non-operating income (expense). HSI non-operating expense increased $150,000 to a net non-operating loss of $112,000 for the three months ended March 31, 1998 from a net non-operating gain of $38,000 for the three months ended March 31, 1997. The increase was primarily due to an increase in interest expense related to borrowings on HSI's line of credit, borrowings by HSI from H&S Inc. and lower interest income as a result of reduced cash balances, all resulting from the use of available funds for the Mulder acquisition and the funding of employee bonuses paid in March and purchases of certain property and equipment.

1997 COMPARED TO 1996

  Revenue. HSI revenue increased $18.1 million, or 28.2%, to $82.7 million for 1997 from $64.6 for 1996. A significant reason for the increase was the acquisition of Mulder in the fourth quarter of 1997 which contributed revenue of $5.7 million in 1997. Excluding Mulder, revenue increased by 19.2%, primarily as a result of a 29.2% increase in the average number of consultants employed during the period. HSI employed 26 more consultants at December 31, 1997 as compared to December 31, 1996. Excluding the impact of currency exchange rate fluctuations, the average revenue per consultant increased slightly from 1996 to 1997. In addition to Mulder, three new offices were added in 1997: Oslo, Lisbon and Prague which generated approximately $1.9 million in revenue.

  Salaries and employee benefits. HSI salaries and employee benefits increased $15.1 million, or 34.3% to $59.1 million for 1997 from $44.0 million in 1996. As a percentage of revenue, salaries and employee benefits increased from 68.2% to 71.5%. This percentage increase was primarily due to approximately $2.4 million of additional compensation and benefits to administrative and support staff resulting from the hiring of new employees in connection with the development of enhancements to HSI's executive search system.

  General and administrative expenses. HSI general and administrative expenses increased $3.5 million, or 20.2% to $20.6 million for 1997 from $17.1 million for 1996. As a percentage of revenue, general and administrative expenses declined from 26.5% to 24.8%. This decline was due primarily to a reduction in the provision for doubtful accounts and growth in revenue outpacing increases in rent, telecommunications and other costs.

  Non-operating income expenses. HSI non-operating income increased by $11,000 to $144,000 from $133,000 for 1996.

1996 COMPARED TO 1995

  Revenue. HSI revenue increased $11.8 million, or 22.2% to $64.6 million for 1996 from $52.8 for 1995. The increase was primarily the result of a 20.3% increase in the average number of consultants employed and a 1.6% increase in average revenue per consultant. HSI employed 5 more consultants at December 31, 1996 than at December 31, 1995. Two new offices were added in 1996:
Amsterdam and Copenhagen, which generated approximately $1.4 million in revenue.

  Salaries and employee benefits. HSI salaries and employee benefits increased $8.8 million or 24.9%, to $44.0 million for 1996 from $35.2 million in 1995. As a percentage of revenue, salaries and employee benefits increased from 66.7% to 68.2%. This percentage increase primarily reflects the addition of 38 employees and the fact that performance bonuses were paid at a higher percentage of revenues.

  General and administrative expenses. HSI general and administrative expenses increased $2.8 million, or 19.9%, to $17.1 million for 1996 from $14.3 million for 1995. As a percentage of revenue, general and administrative expenses declined from 27.0% to 26.5%.

  Non-operating income (expense). HSI non-operating income decreased $205,000 to $133,000 for 1996 from $338,000 for 1995. The decrease was due in part to reduced interest income on cash balances.

NONRECURRING AND OTHER CHARGES

  During the third quarter ending September 30, 1998, the Company will incur
certain nonrecurring charges net of income taxes, totaling $   million. These
charges arise in connection with (i) the modification of the terms of the Mulder acquisition agreement and (ii) the early settlement of certain profit sharing arrangements in connection with the acquisition of certain Latin American offices.

  The Company has agreed to modify the terms of the Mulder agreement,
resulting in a nonrecurring charge expected to total $     million, net of
income taxes. See Note 11 of "Heidrick & Struggles International, Inc. and Subsidiaries--Notes to Consolidated Financial Statements". This charge
represents the prepayment of the purchase price of $     million and will be
recorded as compensation expense. This nonrecurring charge (calculated as of September 30, 1998) represents the write-off of $5.9 million of deferred compensation assets and a cash payment of $5.4 million and the issuance of
27,080 shares of common stock ($    based on assumed initial public offering
price of $    per share) to the previous owners of Mulder.

  On September 1, 1996, the Company acquired certain Latin American offices for a purchase price of $609,000. The acquisition agreement called for the sellers, who joined the Company as consultants, to receive, in addition to salary and bonus, approximately 60% of future pre-tax profit from certain operations net of certain corporate overhead. The Company intends to adjust these consultants' compensation to be consistent with the consultant compensation paid by the Company to all other consultants and in exchange for
a payment of $   , to allocate all future profits to the Company. This payment will be recorded as compensation expense in the third quarter of 1998.

LIQUIDITY AND CAPITAL RESOURCES

  H&S Inc. and HSI periodically evaluate their liquidity requirements, capital needs and availability of capital resources in view of plans for expansion and other operating cash needs. Both H&S Inc. and HSI have historically financed their operations primarily through internally generated funds, supplemented by sales of common stock to certain key employees and periodic borrowings under their respective credit facilities. H&S Inc. and HSI have accrued employee bonuses throughout the year. H&S Inc. has paid such bonuses in December, and HSI has paid such bonuses in December and March.

  The Company believes that the net proceeds from the Offering and related sales of shares to employees pursuant to the GlobalShare Plan, together with funds expected to be generated from operations and its lines of credit, will be sufficient to finance the Company's operations for the foreseeable future. If the Company undertakes significant acquisitions, however, it may need access to additional sources of debt or equity financing.

 H&S Inc.

  H&S Inc. maintained cash and cash equivalents at December 31, 1996 and 1997, and at March 31, 1998, totalling $7.2 million, $10.1 million and $14.9 million, respectively. Towards these sums, cash flows from operating activities contributed $5.6 million in 1996 and $6.7 million in 1997 reflecting principally net income from operations. Cash flows from operating activities contributed $7.3 million for the three months ended March 31, 1998, reflecting an increase in accrued expenses of $11.7 million, principally due to accruals for bonuses.

  Cash flows from financing activities were $610,000, $6.0 million, and $1.6 million for 1996 and 1997 and the three months ended March 31, 1998, respectively. H&S Inc.'s financing activities consist principally of sales of its common stock to employees net of repurchase obligations and borrowings under its credit facility. H&S Inc.'s long-term debt consists of amounts payable to former shareholders from whom H&S Inc. has repurchased stock.

  H&S Inc. has a $25 million reducing revolving credit facility expiring on September 30, 2001. The $25 million line of credit reduces annually by $5 million on September 30, 1998, 1999 and 2000. There was $3.5 million outstanding under the line of credit at December 31, 1997 and $5.1 million outstanding at March 31, 1998. These borrowings bear fixed interest at the then existing LIBOR or prime rate, at H&S Inc.'s discretion at the time of borrowing. At December 31, 1997, the interest rate on the debt was the prime rate, 8.5%. At March 31, 1998, the interest rate on the debt was fixed at approximately 6.7%. The line of credit has certain financial requirements H&S Inc. must meet relating to net worth, liabilities and cash flows. As of December 31, 1997 and March 31, 1998, H&S Inc. met all of its financial requirements. H&S Inc. is required to pay commitment fees on the unused portion of the line of credit on a quarterly basis. Outstanding borrowings under this facility bear interest at the prime rate or LIBOR, at the option of H&S Inc. See Note 5 to Consolidated Financial Statements.

  Capital expenditures amounted to $6.7 million, $5.7 million, and $3.4 million for 1996 and 1997 and the three months ended March 31, 1998, respectively. These expenditures consisted primarily of system development costs, office furniture and fixtures, leasehold improvements and computer equipment and software. The system development costs relate primarily to H&S Inc.'s IGIS initiative. IGIS expenditures of $1.2 million in 1997 and $2.4 million for the three months ended March 31, 1998 have been capitalized. Additional capital expenditures of $11.8 million are expected to be made through the end of the first quarter of 1999 and will begin to be amortized in the second quarter of 1999.

 HSI.

  HSI maintained cash and cash equivalents at December 31, 1996 and 1997, and at March 31, 1998, amounting to $8.2 million, $8.1 million and $7.6 million. Towards these sums, cash flows from operating activities contributed $6.3 million in 1996 and $6.9 million in 1997, principally reflecting increases in working capital, non-cash expenses for depreciation and amortization and net income offset by accruals for bonuses in connection with the Mulder acquisition.

  Cash flows from financing activities were $331,000, $9.7 million and $7.2 million, respectively for 1996 and 1997 and March 31, 1998, respectively. Borrowings during 1997 increased significantly in connection with certain payments to finance the Mulder acquisition. Borrowings during the first quarter of 1998 principally reflect funding of employee bonuses paid in March and the purchase of certain property and equipment. HSI's financing activities include borrowings and payments on its credit facility, purchase and sales of its common stock to employees and borrowings under a loan agreement with H&S.

  HSI's long-term debt consists of amounts payable to former shareholders who have sold their stock back to HSI. To provide additional liquidity, HSI negotiated a multicurrency line of credit of $9.9 million, denominated in ECU expiring on July 1, 2002. The interest rate on this credit line is LIBOR plus 1%. The interest rate at December 31, 1997 was 7.2%. The total outstanding balance was $7,639 and $9,779 at December 31, 1997 and March 31, 1998, respectively. Investments greater than $2 million and sales of significant German assets are prohibited without prior written approval of the banks.

  Capital expenditures totaled $2.0 million, $6.0 million and $1.7 million for 1996 and 1997 and March 31, 1998, respectively. These expenditures consisted primarily of purchases of office furniture and fixtures, computer equipment and software. Additionally, HSI made payments of $10.2 million in cash and stock in connection with the Mulder acquisition during 1997.

                                   BUSINESS

GENERAL

  Heidrick & Struggles International, Inc. is one of the leading global executive search firms and believes that, based on revenues, it is the largest executive search firm in the United States and the second largest in the world. With over 45 years of experience in fulfilling its clients' leadership needs, H&S offers and conducts executive search services in nearly every major business center in the world. The Company's services focus on the identification, evaluation and recommendation of qualified candidates for senior level executive positions. Through its worldwide network of approximately 700 professionals in 54 offices, H&S provides executive search services to a broad range of clients, including Fortune 500 companies, major non-U.S. companies, middle market and emerging growth companies, governmental and not-for-profit organizations and other leading private and public entities. Taken together, the combined worldwide revenues of H&S Inc. and HSI have grown from $108.5 million in 1993 to $263.0 million in 1997, a compound annual growth rate of approximately 25%.

EXECUTIVE SEARCH INDUSTRY OVERVIEW

  Executive search firms are generally separated into two broad categories: retained search firms and contingency search firms. Retained search firms fulfill their clients' senior leadership needs by working on a consultative basis with clients in identifying, evaluating, assessing and recommending qualified candidates for senior level positions, typically with annual cash compensation of $100,000 and above. Retained firms generally are compensated for their services whether or not they are successful in placing a candidate, and are generally retained on an exclusive basis. On the other hand, contingency search firms focus primarily on mid-level positions with annual cash compensation of less than $150,000. Contingency firms are compensated only upon successfully placing a recommended candidate, and are generally not hired on an exclusive basis or involved in the evaluation, assessment or recommendation of candidates. Both types of firms are normally paid a fee for their services equal to approximately one-third of the first year total cash compensation for the position being filled.

  According to Kennedy Information LLC ("Kennedy"), a leading industry source, revenue in the executive search industry historically has been divided almost evenly between retained and contingency search firms; however, retained search firms are estimated by Kennedy to employ only one-third of the consultants in the industry. Thus, the average revenue per consultant for retained firms generally is substantially higher than for contingency firms.

  Worldwide executive search industry revenue has grown at a 20% compound annual growth rate from approximately $3.5 billion in 1993 to approximately $7.3 billion in 1997 according to Kennedy. The executive search industry is highly fragmented, consisting of more than 4,000 executive search firms worldwide. According to Kennedy's Executive Recruiter News ("ERN"), more than 80% of retained firms and approximately 90% of contingency firms generated less than $2 million in revenues in 1997.

  H&S believes that a number of favorable trends are contributing to the growth of the executive search industry, including the following:

  Increased Competition for Executive Talent. Historically, it was typical for executives to spend an entire career with one or two organizations. However, in today's rapidly changing business environment, companies have been aggressively seeking outside talent and, as a result, successful executives are often recruited by a number of different organizations in various geographic locations over the course of their careers. This increase in competition for management talent and the resulting executive turnover has forced many companies to seek assistance in recruiting executives on a more frequent basis. Increased competition has also caused compensation levels for executives to increase considerably over the past several decades. According to a study published in 1997 by William M. Mercer, Incorporated, a leading compensation consulting firm, the average annual cash compensation for CEOs, CFOs and COOs grew at compound annual growth rates of 5.7%, 4.2% and 3.1%, respectively, between 1992 and 1996. This increase in executive compensation, among other factors, has caused many companies to be more rigorous in their hiring practices, often retaining an executive search firm to assist in the identification and evaluation of qualified candidates. Because fees for executive search firms are based on cash compensation, higher cash compensation levels have translated into higher executive search fees.

  Greater Acceptance by Corporate Leadership of the Use of Executive Search Consultants. The influence of a number of factors including larger institutional shareholdings, a rise in shareholder activism and a greater concern for corporate governance have led many boards of directors and company management teams to expect that their choices of senior executives will be under greater scrutiny than was the case in the past. As a result of these trends, many boards of directors and company management teams hire outside executive search firms to advise them with respect to their selection and recruitment of executives.

  Increased Globalization of Business. The increasing globalization of business has created demand, particularly from multinational enterprises, for executives in parts of the world in which such enterprises do not have significant prior operating experience. Because the process of identifying and evaluating candidates across national borders can be difficult, these enterprises have turned to executive search firms for assistance.

  Increased Demand for Executive Search Services by Start-up and Newly-acquired Companies. The recent growth in the amount of capital available for investment in start-up companies and for acquisitions has created a need for talented executives to manage these entities. The activities of private equity investors and venture capital firms have been accelerating at such a pace that they often find it difficult to identify leaders for the companies in which they invest, and these investors have often sought the services of executive search firms to aid them in this task.

  Greater Need for Executives with Diverse Leadership Skills. In response to a rapidly changing business environment, companies are setting more stringent hiring standards for senior executives. The process of identifying and evaluating such executives is therefore becoming more difficult and, as a result, companies are increasingly relying on executive search firms to help them meet their leadership needs.

  Reduction in Number of Layers of Management. The recent trend of corporate "right-sizing" by eliminating certain layers of management at a number of companies has effectively reduced the pool from which such companies can draw talented managers. In lieu of the traditional practice of grooming leaders from within, companies have increasingly used executive search firms to find appropriate talent from outside their organization.

KEY COMPETITIVE STRENGTHS

  The Company believes that it possesses several key competitive strengths which position it to capitalize on the growing demand for its services. These strengths include the following:

  Experienced Team of Executive Search Consultants. H&S believes that its consultants are among the most experienced within the executive search industry. As of June 30, 1998, the Company employed approximately 320 consultants who, on average, have approximately 11 years of experience in executive search and 9 years of experience in other industries. H&S believes that this depth of experience is a prerequisite to the effective performance of senior level executive searches. The Company attributes its success in attracting and retaining such high caliber consultants to its premier reputation, unique team oriented culture and performance-based compensation system. The Company believes that its attractiveness as an employer is reflected in its low turnover rate among its consultants. For the period from January 1, 1995 through June 30, 1998, an annual average of fewer than 1.5% of H&S's consultants have left to work elsewhere in the executive search industry. Under the Company's compensation system, a portion of the bonus for a particular assignment goes to the consultants who originate the executive search assignment, and a portion goes to the consultants who perform the executive search assignment. In addition, a portion of each consultant's annual compensation is based on management's assessment of that consultant's teamwork. This compensation component encourages the Company's consultants to work as a team and is part of the reason that 61% of the executive searches performed in 1997 by H&S were shared by two or more consultants. The incentive to utilize the differing talents of the Company's consultants means that those who originate an assignment outside of their area of expertise often bring that assignment to those with a specific industry or functional skill to execute the search.

  Global Presence. The Company's 54 offices are located in major business centers in 28 countries around the world. The Company's global presence enables it to serve the needs of multinational companies and local businesses worldwide, and provides it with access to an international network of candidates and referral sources. The Company's offices in North America, Europe, Asia Pacific and Latin America employ 161, 125, 21 and 15 consultants, as of June 30, 1998, respectively, and generated 1997 revenues of $159 million, $83 million, $13 million and $8 million, respectively. The Company's global reach allows it to benefit from the increasing globalization of business and the demand, particularly from multinational enterprises, for assistance in identifying and evaluating candidates for executive positions across national borders.

  Emphasis on Senior Level Executive Search. H&S is an industry leader in placing senior level executives within the world's largest and most complex organizations. Approximately 39% of the executive searches performed by the Company worldwide (and approximately 50% of the searches performed in North America) in 1997 were for CEOs, presidents, CFOs, COOs, CAOs, CIOs, members of boards of directors and other senior management positions (such as division heads). These senior level executive searches generally provide a higher level of revenue per search and result in greater visibility with the Company's clients and within the executive search industry. The Company believes that performing senior level, high profile executive search assignments: (i) strengthens its brand name recognition and contacts with leading decision makers, referral sources and high caliber candidates; (ii) enhances H&S's ability to secure other senior level executive searches; and (iii) enables the Company to attract and retain highly qualified consultants.

  Industry Practice Groups and Functional Specialties. H&S's business is organized around seven core industry practice groups, each focused on a specific industry. These core industry practice groups are international technology, industrial, consumer products, financial services, health care, professional services and higher education/not-for-profit. Certain H&S consultants also specialize in searches for functional positions such as members of boards of directors, CEOs, CFOs and CIOs. The Company believes that its operational structure provides its clients with superior executive search services by enabling its consultants to successfully build relationships with candidates and referral sources and to understand its clients' cultures, operations, business strategies and industries. These factors are critical to understanding clients' and candidates' needs and ultimately to the successful placement of a candidate. The Company's industry practice groups and functional specialties emphasize H&S's consultative approach and are designed to build and maintain long-term relationships with its clients.

  Global Support Platform. The Company's consultants work with a team of more than 365 associates, as of June 30, 1998, all of whom have access to a sophisticated global technology infrastructure. This technology infrastructure consists of internally developed global databases containing over 650,000 candidate profiles and over 27,000 company records, coupled with a broad range of on-line services and industry reference sources. H&S also deploys advanced Internet-based technology to support the research needs of the Company's professionals. The Company believes that its global support structure enables its professionals to complete searches efficiently and effectively. Given the importance of technology to the search process, H&S is continuing to improve its information management infrastructure by implementing its Integrated Global Information System ("IGIS"), an ongoing strategic technology initiative. IGIS is designed to enhance the functionality, speed and quality of the Company's information management. See "--Assignment Research and Information Management."

GROWTH STRATEGY

  The Company's goal is to be the leading global provider of executive search services while achieving sustainable revenue and earnings growth. The Company pursues a focused growth strategy with the following key elements:

  Expand and Develop Client Relationships. The Company continually seeks to expand its relationships with existing clients and to develop new client relationships. The Company accomplishes this by continuing to (i) aggressively pursue the highest level executive search assignments, (ii) expand the breadth and depth of its industry practice groups and functional specialties, (iii) offer services across a broadening range of geographic locations by strategically opening offices in cities where H&S is not currently located and
(iv) actively recruit consultants who have the demonstrated ability to expand the Company's client base. Historically, the Company has successfully expanded its client base and generated repeat business from existing clients. For example, H&S had approximately 1,800 clients in 1995 and approximately 2,600 in 1997. Of the clients for which the Company performed searches in 1997, 77% had also been clients of the firm between 1994 and 1996. As appropriate, H&S will strategically open new offices in cities where it is not currently located in order to serve the needs of its clients and plans to open one or two offices in each of the next several years. Between 1995 and 1997, including through acquisitions, the Company added 21 offices and 117 consultants.

  Pursue Strategic Acquisitions. The executive search industry is highly fragmented, consisting of more than 4,000 executive search firms worldwide. The industry has been consolidating in recent years as a number of smaller firms have joined with larger firms in the industry, such as H&S, in order to gain the benefits of superior managerial, financial and technological resources. The Company maintains a focused acquisition strategy designed to acquire executive search firms with complementary corporate cultures in order to increase its penetration in existing and new geographic markets and expand the depth and breadth of its industry practice groups and functional specialties. The Company has completed a number of strategic acquisitions worldwide that are consistent with its acquisition strategy. See "--Recent Acquisitions."

  Enhance Executive Search Professional Productivity. The Company believes that its consultants generate one of the highest levels of average revenue per consultant in the industry. H&S's consultants generated an average revenue per consultant of $1.2 million in the U.S. in 1997. H&S believes that its infrastructure can be leveraged to allow for increases in the productivity of its executive search professionals. Specifically, the Company expects that its IGIS initiative will enable H&S's professionals to access a greater amount of information sources more quickly and to perform more sophisticated search functions to help them identify candidates more efficiently and effectively. IGIS will provide the Company with a scalable technology infrastructure that will support a significant number of additional users without significant incremental costs.

SERVICES

  H&S provides executive search services exclusively on a retained basis for a broad range of clients, including Fortune 500 companies, major non-U.S. companies, middle market and emerging growth companies, governmental and not-for-profit organizations and other leading private and public entities.

  The H&S executive search process typically consists of the following steps:
(i) analyze the client's needs in order to (a) determine the required set of skills for the position, (b) understand its organizational structure, relationships and culture, (c) define the required experience, and (d) identify the other characteristics necessary for the successful candidate;
(ii) prepare a written position specification that outlines the responsibilities of the position, qualifications required of the ideal candidate, and criteria for success; (iii) share the written specification with (a) other H&S consultants with relevant industry and functional expertise to pinpoint referral sources and candidates and (b) the research team which will identify candidates from a broad range of sources; (iv) identify candidates; (v) interview and evaluate candidates on the basis of experience and potential cultural fit with the client organization; (vi) present confidential written reports on the candidates who most closely fit the position specification; (vii) schedule a mutually convenient meeting between the client and each candidate; (viii) collect references on the final candidate; and (ix) assist in structuring of the compensation package and supporting the successful candidate's integration into the client team.

COMPANY ORGANIZATION

  The Company's operational structure is designed to provide high quality executive search services to its clients worldwide. The Company organizes its team of executive search consultants by (i) industry practice groups, (ii) functional specialties and (iii) geography, through its network of offices. On a given search assignment, the Company will generally utilize the expertise of consultants in more than one of its offices, industry practice groups and functional specialties. For example, an executive search for a CIO of a financial services company located in London may involve an executive search consultant in London with an existing relationship with the client, another executive search consultant in New York with expertise in the financial services practice group and a third executive search consultant in Menlo Park with expertise in CIO recruiting. By combining consultants with varying geographic, industry and functional expertise, the Company believes that it can best ensure the successful completion of executive search assignments for its clients.

  Industry Practice Groups. The Company's business is organized around seven core industry practice groups, each focused on a particular industry. These core industry practice groups and their relative sizes, as measured by revenues, are as follows:

                                                                   PERCENTAGE OF
      INDUSTRY PRACTICE GROUP                                      1997 REVENUE
      -----------------------                                      -------------
      International Technology....................................       24%
      Financial Services..........................................       20
      Industrial..................................................       19
      Consumer Products...........................................       18
      Health Care.................................................        9
      Professional Services.......................................        5
      Higher Education/Not-for-Profit.............................        1
      Other.......................................................        4
                                                                        ---
                                                                        100%

  Consultants from each of these industry practice groups can be located in any one of the Company's offices. Certain markets have a significant concentration of companies within particular industry sectors, and the Company has staffed its offices accordingly. For example, the Company's financial services practice group has its largest concentration of consultants in New York and London, the two largest financial centers in the world. Each industry practice group is coordinated by a Practice Managing Partner who (i) establishes marketing and search strategies, (ii) identifies focused accounts and target clients and (iii) facilitates and assists the marketing activities of the consultants in the group. The Company believes that this operational structure provides its clients with superior services by enabling its consultants to successfully build relationships with candidates and referral sources within particular industries and to understand its clients' operations, business strategies and industry dynamics and company culture. H&S believes that these factors are critical to the successful placement of a candidate.

  Functional Specialties. H&S recognizes that the task of searching for candidates for certain executive positions often requires specialized skills in much the same way as a search for an executive in a particular industry. As a result, certain H&S consultants specialize in searches for particular positions such as a board of directors member, CEO, CFO or CIO. Typically, a consultant in a particular industry practice group who receives an assignment for a given functional position will consult with one or more colleagues with the appropriate functional expertise throughout the search assignment. This coordination benefits the Company's clients because the best candidate for certain functional positions often will come from a different industry. For example, a client in the industrial sector seeking a new CIO may benefit from exposure to a candidate whose background is in the health care sector, even though that candidate may be less well known by the members of H&S's industrial practice group. Since the Company's functional specialists tend to have experience with appropriate candidates from many different industries, they can bring experience from a range of industry practice groups to the assignment.

  Global Network. H&S is a major executive search presence through its global network of 54 offices located in 28 counties, and offers and conducts executive searches in nearly every major business center in the world. Each office is managed by an Office Managing Partner and staffed with consultants, associates, administrative assistants and other support staff. While central administrative functions are provided by the Chicago office, each region has or will have its own regional manager as well as research and support functions.

  The following listing sets forth the regions, countries and locations where the Company currently maintains offices:

   REGION         COUNTRY        LOCATION
-------------  ------------- -----------------
North America  United States Atlanta, GA
                             Boston, MA
                             Charlotte, NC
                             Chicago, IL
                             Cleveland, OH
                             Dallas, TX
                             Greenwich, CT
                             Houston, TX
                             Irvine, CA
                             Jacksonville, FL
                             Los Angeles, CA
                             Menlo Park, CA
                             Miami, FL
                             New York, NY
                             Philadelphia, PA
                             Route 128, MA
                             San Francisco, CA
                             Tysons Corner, VA
                             Washington, DC
               Canada        Toronto
Asia Pacific   Australia     Sydney
               Hong Kong     Hong Kong
               Japan         Tokyo
               Singapore     Singapore
Latin America  Argentina     Buenos Aires
               Brazil        Sao Paulo
               Chile         Santiago
               Mexico        Mexico City
               Peru          Lima
               Venezuela     Caracas

REGION      COUNTRY          LOCATION
------  --------------- ------------------
Europe  Belgium         Brussels
        Czech Republic  Prague
        Denmark         Copenhagen
        Finland         Helsinki
        France          Paris
        Germany         Berlin
                        Dresden
                        Dusseldorf
                        Frankfurt
                        Hamburg
                        Munich (2 offices)
        Italy           Milan
                        Rome
        The Netherlands Amsterdam
        Norway          Oslo
        Poland          Warsaw
        Portugal        Lisbon
        Russia          Moscow
        Spain           Barcelona
                        Madrid
        Sweden          Stockholm
        Switzerland     Zurich
        United Kingdom  London


 North America

  H&S has 19 offices in the United States and one in Canada and, as of June 30, 1998, employed a total of 161 consultants in the region. Approximately 60% of the Company's worldwide revenues in 1997 were generated in the United States and Canada. The largest offices in the North American region in terms of revenues are New York, Menlo Park and Chicago. The New York office is a leader of the financial services practice, the Menlo Park office is the center of the Company's international technology practice, and the Chicago office has a diverse practice which includes a significant concentration of consultants in the industrial and health care practices.

 Europe

  H&S has 24 offices in 16 European countries and, as of June 30, 1998, employed 125 consultants in the region. Approximately 32% of the Company's worldwide revenues in 1997 were generated in Europe. The

Company's offices in Germany, the United Kingdom and France generate the highest revenues of the H&S offices in the region. The markets in Germany and the United Kingdom are the two largest executive search markets in Europe, and the Company has a strong market position in both of these countries. In 1997, H&S believes that (with the inclusion of Mulder) it generated more revenue than any other executive search firm in Germany, and, as measured by revenues, was the fourth largest in the United Kingdom. The German practice grew significantly with H&S's 1997 acquisition of Mulder, and presently there are seven H&S offices in Germany. See "--Recent Acquisitions." The United Kingdom office is a leader in financial services placement, largely serving the needs of multinational British financial enterprises based in the City of London.

 Asia Pacific

  H&S has offices in Sydney, Hong Kong, Tokyo and Singapore and, as of June 30, 1998, employed 21 consultants in the Asia Pacific region. Approximately 5% of the Company's worldwide revenues in 1997 were generated in the Asia Pacific region. The focus of the Company in the Asia Pacific region is to serve the regional needs of multinational corporations headquartered in the United States and Europe.

 Latin America

  H&S has six offices and, as of June 30, 1998, employed 15 consultants in Latin America. Approximately 3% of the Company's worldwide revenues in 1997 were generated in the Latin American region. Similar to the Company's focus in the Asia Pacific region, the focus of the Company in the Latin American region is to serve the regional needs of multinational corporations headquartered in the United States and Europe.

CLIENTS AND MARKETING

  The Company has a diverse group of clients in a variety of industries located throughout the world, including Fortune 500 companies, major non-U.S. companies, middle market and emerging growth companies, governmental and not-for-profit organizations and other leading private and public entities. No single client accounted for over 2% of the Company's revenues in 1997. Historically, the Company has been successful both in adding to its client base and in generating repeat business from existing clients. For example, H&S was engaged by approximately 1,800 clients in 1995 and approximately 2,600 in 1997, and, of the clients for which the Company performed searches in 1997, 77% had also been clients of the firm between 1994 and 1996.

  The Company's consultants market the firm's executive search services through two principal means: (i) targeted client calling and (ii) industry networking with clients and referral sources. These efforts are assisted by the Company's databases which provide all H&S consultants with up to date information as to contacts made by their colleagues with particular referral sources, candidates and clients.

  In addition to its active marketing, the Company benefits from a significant number of referrals generated by its reputation for successfully completed assignments. To build on this advantage, H&S seeks to develop an enhanced awareness of the Heidrick & Struggles brand name. As a result of its efforts, H&S is more frequently invited to make presentations to prospective clients, often competing for executive search engagements with major competitors in the industry. In 1997, H&S succeeded in obtaining executive search engagements from a majority of the presentations in which it participated. The Company publishes a quarterly leadership journal, The Art of Taking Charge, which is distributed to senior executives, featuring interviews with business leaders and publicizes the Company's brand name.

  One of the limitations of the firm's marketing is the existence or anticipated existence of blocking arrangements. Either by agreement with clients or for client relations purposes, executive search firms frequently refrain from recruiting employees of a client, and possibly other entities affiliated with that client, for a specified period of time (generally not more than one year). See "Risk Factors--Restrictions Imposed by Blocking Arrangements." H&S actively manages its blocking arrangements and seeks to mitigate adverse effects of blocking by strengthening its long-term relationships with focused accounts. Additionally, in recent years market conditions and industry practices have resulted in blocking arrangements that are becoming narrower in scope and shorter in duration.

ASSIGNMENT RESEARCH AND INFORMATION MANAGEMENT

  The Company's technology infrastructure consists of internally developed global databases containing over 650,000 candidate profiles and over 27,000 company records, coupled with a broad range of on-line services and industry reference sources. H&S's professionals use the Company's information technology infrastructure to (i) gather business intelligence regarding clients' businesses, industries, competitors and strategies, (ii) develop and manage company and candidate profiles, (iii) identify market needs and new business opportunities and (iv) coordinate and implement marketing, communication, financial and administrative functions. The Company believes that its global support structure allows its professionals to complete searches efficiently and effectively. Given the importance of technology to the search process, H&S is continuing to improve its information management infrastructure by implementing IGIS. IGIS is designed to enhance the functionality, speed and quality of the Company's information management.

  IGIS represents a long-term strategic initiative for the deployment of technology and is designed to support rapid growth of the Company. Phase I of IGIS will upgrade the Company's financial management systems and the H&S search system and is expected to be operational in the second quarter of 1999. A PeopleSoft based financial management system will provide a fully integrated worldwide accounting and financial reporting system. An Oracle based search system will allow H&S consultants to more efficiently and effectively manage complex search assignments, while keeping them informed about client and candidate contacts. The IGIS upgrades will also enhance the ease and speed of use and information processing on the Internet, one of the Company's most valuable information tools. The Company uses Internet technology in three primary ways: (i) as an external source of information through the broad range of online information resources, (ii) through the Company's intranet, as a tool for organizing and accessing its internally generated information, including H&S's proprietary databases and (iii) through the Company's extranet, Heidrick.com, as a means of connecting clients and candidates on a secure network where each can review information about the other. Phase II of IGIS will deploy refinements to the financial and search systems as well as new systems to provide tailored automated data reporting and financial and operating information to the Company's senior managers.

  The Company's information technology infrastructure, including IGIS, is overseen by a technology management team led by H&S's Managing Partner of Global Technology. Among other services, this team provides the Company's employees with coordinated training programs. To address issues of data security associated with increasing remote database access, the Company uses password protection and conducts regular security audits. In addition, the Company currently utilizes video-conferencing technology in many of its locations. This technology facilitates candidate interviews and presentations to client search committee members in different locations. The Company intends to continue to develop its technology infrastructure as its and its clients' needs evolve.

PROFESSIONAL STAFF AND EMPLOYEES

  As of June 30, 1998, H&S had 1,276 full time employees, of which 322 were consultants, 367 were associates and 587 were corporate and support staff. H&S is not a party to any collective bargaining agreement and considers relations with its employees to be good. H&S's executive search professionals are categorized either as consultants or associates. Associates assist consultants by performing research and other functions.

COMPETITION

  The executive search industry is highly competitive. It is estimated that there are more than 4,000 executive search firms worldwide. There are relatively few barriers to entry and new competitors frequently enter the market. While H&S faces competition to some degree from all firms in the industry, the Company believes its most direct competition comes from other retained search firms. In particular, H&S competes with the largest global search firms: Korn/Ferry International, Russell Reynolds Associates, Inc., SpencerStuart & Associates and Egon Zehnder International. To a lesser extent, H&S also faces competition from smaller boutique or specialty firms that specialize in certain regional markets or industry segments. Each firm with which H&S competes is also a competitor in seeking to attract the most effective consultants. In the Company's experience, the executive search business is more quality-sensitive than price-sensitive. As a result, H&S competes on the level of service it offers, reflected by its industry practice groups, functional specialties and client focus, and, ultimately, on the quality of its search results.

RECENT ACQUISITIONS

  Over the past year, the Company has successfully completed the strategic acquisition of two executive search firms:

  Fenwick. On June 26, 1998, the Company acquired Fenwick, a Boston-based executive search firm which employed nine consultants and had fiscal 1997 revenues of $6.4 million. This transaction expanded the reach of H&S's international technology group into a third key technology center in the United States. Fenwick, based in the "Route 128" technology corridor in Massachusetts, complements the Company's existing offices in Menlo Park, California and Tysons Corner, Virginia which also focus on senior level recruitment for computer hardware and software, telecommunications, engineering and medical electronics companies.

  Mulder. On October 1, 1997, the Company acquired Mulder which employed 13 consultants. Prior to the acquisition, Mulder was the largest executive search firm in Germany, as measured by revenues, with $21.8 million in revenues for the nine months ended September 30, 1997. This transaction immediately positioned the Company as the largest executive search firm in Germany and the second largest in Europe.

FACILITIES

  The Company leases all of its office locations. The aggregate square footage of office space under such leases is approximately 433,830. The leases for these offices call for future minimum lease payments of approximately $100 million and have terms which will expire between 1998 and 2013 years (exclusive of renewal options exercisable by H&S). H&S believes that its facilities are adequate for its current needs and that it will not have difficulty leasing additional office space to satisfy anticipated future needs.

INSURANCE

  H&S maintains insurance in such amounts and with such coverages and deductibles as management believes are adequate. The principal risks that H&S insures against are professional liability, workers' compensation, personal injury, bodily injury, property damage and fidelity losses. There can be no assurance that the Company's insurance will adequately protect it from potential losses and liabilities. See "Risk Factors--Executive Search Liability Risk."

LEGAL PROCEEDINGS

  From time to time the Company has been involved in litigation incidental to its business. H&S currently is not a party to any litigation the adverse resolution of which, in management's opinion, would be likely to have a material adverse effect on the Company's business, financial condition or results of operations.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The Company's Board of Directors initially will have eleven members, eight of whom will be employees of the Company, and three of whom (to be named later) will be outside directors. In accordance with the Certificate of Incorporation, the members of the Board of Directors will be divided into three classes and will be elected for a term of office expiring at the third succeeding annual shareholders' meeting following their election to office or until a successor is duly elected and qualified. The Certificate of Incorporation also provides that such classes shall be as nearly equal in number as possible. The terms of office of the Class I, Class II, and Class III directors expire at the annual meeting of stockholders in 2001, 2000, and 1999, respectively. The employee directors and executive officers of the Company will be as follows:

NAME                     AGE POSITION WITH COMPANY                    DIRECTOR CLASS
----                     --- ---------------------                    --------------
Patrick S. Pittard......  52 President and Chief Executive Officer,
                             Director
Gerard Clery-Melin......  53 Chairman of the Board of Directors
Donald M. Kilinski......  38 Chief Financial Officer and Treasurer
Richard D. Nelson.......  58 Chief Administrative Officer,
                             Secretary, and Assistant Treasurer
Gerard R. Roche.........  67 Senior Chairman, Director
David C. Anderson.......  56 North America Managing Partner, Director
Thomas J. Friel.........  50 Asia Pacific Managing Partner, Director
David B. Kixmiller......  48 Director
Dr. Jurgen B. Mulder....  60 Vice Chairman, Director
Dr. John C. Viney.......  50 Vice Chairman, Director

  PATRICK S. PITTARD will be President and Chief Executive Officer of the Company and a member of the Board of Directors of the Company after the Merger. He has been President and Chief Executive Officer of H&S Inc. since 1997 and has been a member of the Board of Directors of H&S Inc. since 1986. Since joining H&S Inc. in 1983, Mr. Pittard has held the positions of Office Managing Partner for the Atlanta and Jacksonville offices and North America Managing Partner. Mr. Pittard is also a member of the Board of Directors of Jefferson Pilot Corporation.

  GERARD CLERY-MELIN will be the Chairman of the Board of Directors of the Company after the Merger. He joined HSI in 1978, served as President of European Operations from 1980 until 1984, and has been President and Chief Executive Officer since 1984. He has been a member of the Board of Directors of HSI since 1978.

  DONALD M. KILINSKI will be Chief Financial Officer and Treasurer of the Company after the Merger. He has been Chief Financial Officer of H&S Inc. since he joined H&S Inc. in 1997, and has been Chief Financial Officer and Treasurer of HSI since 1998. Prior to joining H&S Inc., Mr. Kilinski was Chief Financial Officer of BBDO Asia Pacific Ltd. from September 1995 to April 1997, and Vice President of Finance of BBDO Worldwide from July 1992 to August 1995 and from April 1997 through November 1997.

  RICHARD D. NELSON will be Chief Administrative Officer, Secretary and General Counsel of the Company after the Merger. He joined H&S Inc. in 1981, has been Chief Administrative Officer, Secretary and General Counsel of H&S Inc. since 1981 and was Chief Financial Officer from 1981 until 1997. He was Treasurer of HSI from 1980 until 1989, and then became Assistant Treasurer. He has also been Secretary and a member of the Board of Directors of HSI since 1980.

  GERARD R. ROCHE will be Senior Chairman and a member of the Board of Directors of the Company after the Merger. Mr. Roche joined H&S Inc. in 1964, and has been a member of the Board of Directors of H&S Inc. since 1970. He is also a member of the Board of Directors for Gulfstream Aerospace Corporation.

  DAVID C. ANDERSON will be North America Managing Partner and a member of the Board of Directors of the Company after the Merger. Mr. Anderson has been the Office Managing Partner of H&S Inc.'s Dallas office since joining the firm in 1992 and the North America Managing Partner since 1998. He has been a member of the Board of Directors of H&S Inc. since 1992.

  THOMAS J. FRIEL will be Managing Partner for Asia Pacific and a member of the Board of Directors of the Company after the Merger. Since joining H&S Inc. in 1979, Mr. Friel has served as Office Managing Partner of H&S Inc.'s Menlo Park office, Worldwide Practice Managing Partner for the International Technology Practice and since 1992 has been Managing Partner for Asia Pacific.

  DAVID B. KIXMILLER will be a member of the Board of Directors of the Company after the Merger. Mr. Kixmiller joined H&S Inc. in 1984 and was Office Managing Partner of the Menlo Park Office from 1991 until 1998. He has been a member of the Board of Directors of H&S Inc. since 1987.

  DR. JURGEN B. MULDER will be Vice Chairman and a Director of the Company after the Merger. He has been Vice Chairman of HSI since 1997. Prior to joining HSI in 1997, Dr. Mulder was a Partner in Mulder & Partner GmbH & Co. KG., the firm he founded in 1978.

  DR. JOHN C. VINEY will be Vice Chairman and Practice Managing Partner for the Global Board of Directors Practice of the Company after the Merger. Dr. Viney joined HSI in 1985 and previously served as Office Managing Partner for the London office. He has been a member of the Board of Directors of HSI since 1987.

COMMITTEES

  Audit Committee. The Company has established an Audit Committee consisting
of                                                    . The duties of the
Audit Committee are generally to recommend to the Board of Directors the selection of independent auditors to audit annually the books and records of the Company, to review the activities and the reports of the Company's independent auditors and to report the results of such review to the Board of Directors. The Audit Committee also periodically reviews the activities of the Company's audit staff and the adequacy of the Company's internal controls.

  Executive Committee. The Company has established an Executive Committee
consisting of     . The duties of the Executive Committee are generally to
serve as the Board of Directors during intervals between Board of Directors meetings and also to review, approve and in some instances, make recommendations to the Board of Directors in regard to projects, expenditures and appropriations of the Company and to review the Company's financial arrangements with third parties.

  Compensation Committee. The Company has established a Compensation Committee
consisting of       . The duties of the Compensation Committee are generally
to review employment, development, reassignment and compensation matters involving corporate officers and such other executive level associates as may be appropriate, including, without limitation, issues relative to salary, bonus, stock options and other incentive arrangements.

DIRECTOR COMPENSATION

  Each member of the Company's Board of Directors who is not also an employee
of the Company is entitled to receive a annual fee of $        and a $
fee for each Board of Directors meeting attended. None of the directors who are also employees of the Company receive any compensation for their services as directors. The Company will reimburse out-of-pocket expenses incurred by all directors in attending Board of Directors and committee meetings.

EXECUTIVE COMPENSATION

  The following table sets forth the compensation awarded or paid to, or earned by, the Company's Chief Executive Officer and each of the Company's other two most highly compensated executive officers during 1997.

                          SUMMARY COMPENSATION TABLE

                                    ANNUAL COMPENSATION             LONG-TERM COMPENSATION
                             --------------------------------- ---------------------------------
                                                                       AWARDS          PAYOUTS
                                                               ---------------------- ----------
                                                        OTHER
                                                       ANNUAL  RESTRICTED  SECURITIES LONG-TERM  ALL OTHER
                                                       COMPEN-    STOCK    UNDERLYING INCENTIVE   COMPEN-
NAME AND PRINCIPAL POSITION  YEAR SALARY($)  BONUS($)  SATION  AWARD(S)($) OPTIONS(#) PAYOUTS($) SATION($)
---------------------------  ---- --------- ---------- ------- ----------- ---------- ---------- ---------
Patrick S. Pittard,
 President and Chief
 Executive Officer of
 H&S Inc................     1997 $496,833  $1,070,000   --        --         --         --       $13,675
Gerard Clery-Melin,
 President and Chief
 Executive Officer of
 HSI....................     1997  218,532     823,794   --        --         --         --           --
Richard D. Nelson, Chief
 Administrative Officer,
 Secretary and Counsel
 of H&S Inc.............     1997  425,000     525,000   --        --         --         --        15,902

  Mr. Pittard and Mr. Nelson have agreements with H&S Inc. providing for severance benefits. Mr. Pittard's agreement entitles him to 12 months of his monthly base salary if he is terminated without cause. Mr. Nelson's agreement entitles him to 6 months of his monthly base salary and the pro rata portion of his bonus if his employment is terminated for any reason.

1998 HEIDRICK & STRUGGLES GLOBALSHARE PLAN

  Prior to the Offering, the Company will adopt the 1998 Heidrick & Struggles GlobalShare Plan (the "GlobalShare Plan") which will serve as a means to attract, reward, and retain selected partners, principals, consultants, key employees and Directors ("Participants") of the Company and its subsidiaries.

  The maximum number of shares of Common Stock reserved for issuance under the
Plan is           , subject to adjustment for certain anti-dilution
provisions. The maximum number of shares of Common Stock for which awards may
be granted during a calendar year to any Participant is            .

  Awards may be in the form of options, which may be Incentive Stock Options ("ISOs") or non-qualified stock options; stock appreciation rights ("SARs") granted as a means to exercise options or designated portions thereof, or as independent awards; or other awards that are valued in whole or in part by reference to, or are otherwise based on, the fair market value of shares. Awards may be paid in shares, cash or a combination thereof.

  Administration. The GlobalShare Plan will be administered by the Compensation Committee or the Board of Directors (the "Committee"). The Committee will have the authority to select the participants to be granted awards under the plan, determine the size and terms of an award, and determine the time when grants of awards will be made. The Committee is authorized to interpret the plan, establish, amend and rescind any rules and regulations relating to the plan, and make any other determinations that it deems necessary or desirable for the administration of the plan.

  Options. An option may be granted as an ISO, as defined in the Internal Revenue Code of 1986, as amended, or as a non-qualified stock option, as determined by the Committee and as set forth in any applicable award agreement. The option price per share of Common Stock will be determined by the Committee. Options granted under the GlobalShare Plan will be exercisable at such time and upon such terms and conditions as may be determined by the Committee, but in no event will an option be exercisable more than ten years after the date it is granted.

  SARs. The Committee may grant an SAR in conjunction with an option or designated portion thereof at the time the related option is granted or at any time prior to the exercise or cancellation of the related option. The exercise price shall be an amount determined by the Committee, but in no event will such amount be less than the greater of (i) the fair market value of a share of Common Stock on the date the SAR is granted or, in the case of an SAR granted in conjunction with an option, or a portion thereof, the option price of the related option, and (ii) an amount permitted by applicable laws, rules, by-laws, or policies of regulatory authorities or stock exchanges.

  Upon the exercise of an SAR, the Participant will be entitled to receive, with respect to each share of Common Stock to which such SAR relates, an amount in cash and/or shares of Common Stock, as the case may be, equal to the excess of (i) the fair market value of a share on the date of exercise over
(ii) the exercise price of the SAR. The Committee may impose conditions upon the exercisability of SARs.

  Other share-based awards. The Committee may grant, in its sole discretion, other awards of shares of Common Stock and Awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of Common Stock ("Other Share-Based Awards"). Certain of such Other Share-Based Awards ("Performance-Based Awards") may be granted on the basis of performance of the Company, stock price, market share, sales, earnings per share, return on equity, costs or other performance goals approved by the Committee.

  Exercise of awards. Except as otherwise provided in the plan or in an applicable award agreement, an award may be exercised for all, or any part, of the shares of Common Stock for which it is then exercisable. The purchase price for the shares of Common Stock as to which an award is exercised shall be paid to the Company in full at the time of exercise (i) in cash, (ii) in shares of Common Stock having a fair market value equal to the aggregate option price for the shares of Common Stock being purchased and satisfying such other requirements as may be imposed by the Committee, (iii) partly in cash and partly in such shares of Common Stock, (iv) through the withholding of shares of Common Stock (which would otherwise be delivered to the Participant) with an aggregate fair market value on the exercise date equal to the aggregate option price, or (v) through the delivery of irrevocable instructions to a broker to deliver promptly to the Company an amount equal to the aggregate option price for the shares of Common Stock being purchased, in each case, at the election of the Participant.

  Transferability. Except to the extent provided by the Committee, each award will be non-transferable during the lifetime of the Participant, otherwise than by will or by the laws of descent and distribution.

  Termination, amendment and term. The Board of Directors may suspend, amend or terminate the plan, in whole or in part. No amendment may be made without approval of the shareholders, however, if such approval is required by applicable law. Furthermore, no amendment, suspension or termination of the Plan may, without the consent of a Participant, impair any of the rights or obligations existing under any award previously granted to such Participant under the Plan. No new awards may be granted under the GlobalShare Plan after the tenth anniversary of the plan's adoption.

  Adjustments. In the event of any change in the outstanding shares of Company Stock by reason of any Company Stock dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares of Common Stock or other corporate exchange, or any distribution to stockholders of shares of Common Stock other than regular cash dividends, the Committee, in its sole discretion, may make such substitution or adjustment as it deems to be equitable to any affected terms of such awards. In the event of a change in control of the Company (as defined in the plan) the Committee, in its sole discretion, may take such actions as it deems appropriate, including, without limitation, acceleration or cancellation (in return for cash payment) of awards, or issuance of substitute awards.

  Special Investment Opportunity. In connection with the Offering under the GlobalShare Plan the Board of Directors granted awards to certain Participants who, contemporaneously with the Offering, purchase shares of Common Stock from the Company that will allow such Participants to receive one stock option and one restricted share unit or one share of restricted stock for every two shares that the Participant purchases as well as one additional option for every four shares the Participant purchases. However, such individuals will not receive any options or restricted stock units for any portion of the Participant's share purchase that exceeds 20% of the average of that Participant's 1997 and 1998 cash compensation. The restricted stock units will vest upon five years of continued employment, but may be forfeited prior to vesting, at the Committee's discretion, upon a termination of employment or other specified events. Once a Participant's restricted stock units are fully vested, some Participants will be entitled to receive shares of the Company for each restricted stock unit held, while other Participants will be entitled to receive either shares or a cash payment equivalent to the fair market value of the shares on such vesting date. The options granted pursuant to these awards have a term of ten years, vest in 20% installments over five years commencing five years from the date of the Offering, and will be subject to termination and other provisions as set forth in the applicable award agreements.

INSIDER PARTICIPATION IN COMPENSATION DECISIONS

  Prior to the Offering, the Company did not have a compensation committee. The Company will establish a Compensation Committee no member of which will be an insider of the Company.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of December 31, 1997 by (i) directors of the Company, (ii) each of the named executive officers of the Company, (iii) each person known by the Company to be the beneficial owner of 5% or more of the outstanding shares of Common Stock, (iv) the Selling Stockholders and (v) all of the Company's directors and executive officers as a group. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares. The table does not reflect the potential sale of additional shares if the Underwriters' over-allotment options are exercised. The table also does not reflect the purchase of any shares pursuant to the GlobalShare Plan. The percentage ownership has been calculated based on
       shares of Common Stock outstanding as of               .

  NAME AND ADDRESS OF         OWNERSHIP       COMMON STOCK      OWNERSHIP
  BENEFICIAL OWNER(1)      BEFORE OFFERING     BEING SOLD     AFTER OFFERING
  -------------------    -------------------- ------------ --------------------
                         SHARES OF PERCENT OF              SHARES OF PERCENT OF
                          COMMON     COMMON                 COMMON     COMMON
                           STOCK   STOCK HELD                STOCK   STOCK HELD
                         --------- ----------              --------- ----------
Patrick S. Pittard......
Gerard Clery-Melin......
Donald M. Kilinski......
Richard D. Nelson.......
Gerard R. Roche.........
All directors and
 executive officers of
 the Company as a group
 (   persons)...........
Heidrick & Struggles,
 Inc....................
Selling Stockholders....

--------
*  Represents holdings of less than one percent.
(1) Each of such person's business address is 233 South Wacker Drive--Suite 4200, Chicago, IL 60606.

                         DESCRIPTION OF CAPITAL STOCK

  Following the Merger, the Company's authorized capital stock will consist of
          shares of common stock, without par value, of which         shares
will be issued and outstanding, on a pro forma basis, prior to completion of the Offering. Except as otherwise expressly stated, all references in this Prospectus to the Company or its capital stock (including the Common Stock) are to such after effectiveness after the Merger. Immediately following
completion of the Offering, there are expected to be             shares of
Common Stock (      shares of Common Stock if the Underwriters' over-allotment options are exercised in full) and no shares of preferred stock outstanding.
This amount does not include up to      shares that may be purchased by
certain employees of the Company under the GlobalShare Plan pursuant to a separate offering to be made contemporaneously with the Offering made hereby,
up to     shares issuable pursuant to options and restricted stock units that may be granted under the GlobalShare Plan to such employees in connection with
such purchase and approximately     shares to be issued to other employees at
completion of the Offering. Does not include       shares of Common Stock
available for future issuance under the Company's incentive plans. The following description of the Company's capital stock and related matters is qualified in its entirety by reference to the Certificate of Incorporation and the Company's Bylaws, copies of which have been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

  Following the Merger, the Certificate of Incorporation will authorize shares of Common Stock, without par value. Stockholders are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock do not have cumulative voting rights in the election of directors. Holders of Common Stock are entitled to receive dividends if, as and when dividends are declared from time to time by the Company's Board of Directors out of funds legally available therefor, after payment of dividends required to be paid on outstanding preferred stock (as described below), if any. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding Preferred Stock of the Company. The shares of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessment by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock being sold by the Company in the Offering, when sold to the Underwriters in the manner described in this Prospectus will be, and following the Merger all other outstanding Common Stock of the Company will be, duly authorized, validly issued, fully paid and non-assessable.

THE DELAWARE GENERAL CORPORATION LAW

  The Company is a Delaware corporation subject to Section 203 of the DGCL. ("Section 203"). Section 203 provides in general that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to
Section 203 (an "Interested Stockholder") but less than 85% of such stock may not engage in certain Business Combinations (as defined in Section 203) with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such date the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. A "Business Combination" includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. Section 203 could prohibit or delay mergers or other takeover or change of control attempts with respect to the Company and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by stockholders.

CERTIFICATE OF INCORPORATION; BYLAWS

  The Certificate of Incorporation and the Bylaws contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise.

  Classified Board of Directors. The Bylaws provide that the Company's Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Company's Board of Directors. The Certificate of Incorporation provides that the number of directors will be fixed in the manner provided in the Bylaws. The Bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by directors constituting a majority of the total number of directors that the Company would have if there were no vacancies on the Board of Directors, but must consist of not more than twelve nor less than nine directors. In addition, the Certificate of Incorporation provides that unless the Board of Directors otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum. The Company believes that a classified Board of Directors will help to assure the continuity and stability of the Board of Directors and the Company's business strategies and policies, since a majority of the Directors at any given time will have had prior experience as Directors of the Company. The Company believes that this in turn will permit the Board of Directors to represent more effectively the interests of stockholders.

  With a classified Board of Directors, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the members of the Board of Directors. As a result, the classification of the Board of Directors of the Company may discourage proxy contests for the election of Directors, unsolicited tender offers or purchases of a substantial block of the Common Stock because it could prevent a potential acquiror from obtaining control of the Board of Directors in a relatively short period of time.

  Removal of Directors. Under the DGCL, unless otherwise provided in the Certificate of Incorporation, directors serving on a classified board may be removed by the stockholders only for cause. In addition, the Certificate of Incorporation and the Bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class. This provision delays stockholders who do not agree with the policies of the Board of Directors from replacing Directors, unless they can demonstrate that the Directors should be removed for cause and obtain the requisite vote. Such a delay may help ensure that the Company's Board of Directors, if confronted with a proxy contest or an unsolicited proposal for an extraordinary corporate transaction, will have sufficient time to review the proposal and appropriate alternatives to the proposal and to act in what it believes is the best interest of the Company's stockholders.

  Filling Vacancies on the Board of Directors. The Company's Certificate of Incorporation provides that, subject to the rights of holders of any shares of Preferred Stock, any vacancy in the Board of Directors that results from an increase in the number of Directors may be filled only by a majority of the Directors then in office, provided that a quorum is present, and any other vacancy may be filled by a majority of the Directors then in office, even if less than a quorum, or by the sole remaining Director. Accordingly, these provisions could temporarily prevent any stockholder from obtaining majority representation on the Board of Directors by enlarging the Board of Directors and filling the new Directorships with its own nominees.

  Stockholders Action. The Certificate of Incorporation and the Bylaws provide that, subject to the rights of any holders of Preferred Stock to elect additional directors under specified circumstances, stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. The Bylaws provide that to elect additional directors under specified circumstances, special meetings of stockholders can be called only by the Board of Directors, pursuant to a resolution adopted by a majority of the total number of directors. Stockholders are not permitted to call a special meeting or to require that the Board of Directors call a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting given by the Company. The provisions of the Company's Certificate of Incorporation prohibiting action by written consent without a meeting and the provisions of the Company's By-Laws governing the calling of and matters considered at special meetings may have the effect of delaying consideration of a stockholder proposal until the next annual meeting. These provisions would also prevent the holders of a majority of the voting power of the outstanding shares of stock entitled to vote generally in the election of Directors from using the written consent procedure to take stockholder action and from taking action by written consent without giving all the stockholders entitled to vote on a proposed action the opportunity to participate in determining such proposed action at a meeting.

  Advance Notice Procedures. The Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of stockholders of the Company (the "Stockholders Notice Procedure"). The Stockholders Notice Procedure provides that only persons who are nominated by, or at the direction of, the Board of Directors, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholders Notice Procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Chairman of the Board of Directors or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Under the Stockholders Notice Procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be received by the Company not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, not earlier than the 90th day prior to such meeting and not later than the later of (x) the 60th day prior to such meeting and (y) the 10th day after public announcement of the date of such meeting is first made). Notwithstanding the foregoing, in the event that the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Company at least 70 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will be timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Company not later than the 10th day after such public announcement is first made by the Company. Under the Stockholders Notice Procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by the Company not earlier than the 90th day before such meeting and not later than the later of (x) the 60th day prior to such meeting and (y) the 10th day after the public announcement of the date of such meeting is first made. In addition, under the Stockholders Notice Procedure, a stockholder's notice to the Company proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain certain specified information. If the Chairman of the Board of Directors or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the Stockholders Notice Procedure, such person will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be. By requiring advance notice of nominations by stockholders, the Notice of Meeting Provision will afford the Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board of Directors, to inform the stockholders about such qualifications. By requiring advance notice of proposed business, the Notice of Meeting Proposal Provision will provide the Board of Directors with a meaningful opportunity to inform stockholders, prior to such meeting, of any business proposed to be conducted at such meeting, together with any recommendation or statement of the Board of Directors' position as to action to be taken with respect to such business, so as to enable stockholders better to determine whether they desire to attend such a meeting or to grant a proxy to the Board of Directors as to the disposition of any such business. Although the Company's By-Laws do not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of Directors or proposals for action, they may have the effect of precluding a contest for the election of Directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of Directors or to approve its proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

  Liability of Directors; Indemnification. The Certificate of Incorporation provides that a director will not be personally liable for monetary damages to the Company or its stockholders for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase or redemption in violation of Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation also provides that each current or former director, officer, employee or agent of the Company, or each such person who is or was serving or who had agreed to serve at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), will be indemnified by the Company to the full extent permitted by the DGCL, as the same exists or may in the future be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment). The Certificate of Incorporation also specifically authorizes the Company to enter into agreements with any person providing for indemnification greater or different than that provided by the Certificate of Incorporation.

  Restrictions on Amendment. The Company's Certificate of Incorporation provides that the approval of holders of at least 75% of the voting power entitled to vote generally in the election of Directors, voting together as a single class, is required to adopt any Certificate of Incorporation provision inconsistent with or to alter, amend or repeal the provisions of the Company's Certificate of Incorporation classifying the Board of Directors; governing the removal of directors; establishing the minimum and maximum number of members of the Board of Directors; eliminating the ability of stockholders to act by written consent; authorizing the Board of Directors to consider the interests of clients and other customers, creditors, employees; establishing the Board of Directors' authority to issue, without a vote or any other action of the stockholders, any or all authorized shares of stock of the Corporation, securities convertible into or exchangeable for any authorized shares of stock of the Corporation and warrants, options or rights to purchase, subscribe for or otherwise acquire shares of stock of the Corporation for any such consideration and on such terms as the Board of Directors in its discretion lawfully may determine; and authorizing that the By-Laws of the Corporation may establish procedures regulating the submission by stockholders of nominations and proposals for consideration at meetings of stockholders of the Corporation. In addition, the Company's Certificate of Incorporation provides that the approval of the Board of Directors or the affirmative vote of the holders of 75% of the voting power entitled to vote generally in the election of Directors, voting together as a single class, is required to alter, amend or repeal the above provisions of the Company's Certificate of Incorporation or to adopt any provision of the Certificate of Incorporation inconsistent with such provisions or to alter, amend or repeal certain provisions of the Company's By-Laws or to adopt any provision of the By-Laws inconsistent with such provisions.

  Preferred Stock. Subject to the Company's Certificate of Incorporation and applicable law, the authority of the Company's Board of Directors with respect to each series of Preferred Stock, includes but is not limited to the authority to generally determine the following: the designation of such series, the number of shares initially constituting such series and whether to increase or decrease such number of shares, dividend rights and rates, terms of redemption and redemption prices, liquidation preferences, voting rights, conversion rights, whether a sinking fund will be provided for the redemption of the shares of such series (and, if so, the terms and conditions thereof) and whether a purchase fund shall be provided for the shares of such series (and, if so, the terms and conditions thereof).

  The Company believes that the availability of the Preferred Stock will provide increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. Having such authorized shares available for issuance will allow the Company to issue shares of Preferred Stock without the expense and delay of a special stockholders' meeting. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the stockholders, unless such action is required by applicable law or the rules of any stock exchange on which the Company's securities may be listed. Although the Board of Directors has no current intention to do so, it would have the power (subject to applicable law) to issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, such series of Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Board of Directors, in so acting, could issue Preferred Stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority of the stockholders might believe to be in their best interest or in which stockholders might receive a premium for their stock over the then market price of such stock.

  The description set forth above is intended as a summary only and is qualified in its entirety by reference to the forms of the Certificate of Incorporation and the Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. See "Additional Information."

REGISTRAR AND TRANSFER AGENT

  The registrar and transfer agent for the Common Stock is
                   .

LISTING

  The Company intends to apply to list the Common Stock on the New York Stock Exchange under the proposed symbol "HSX."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, there will be outstanding          shares
of Common Stock, assuming the purchase of all of the     shares that may be
purchased by employees of the Company in the separate offering being made contemporaneously with the Offering (the "Employee Stock Purchase") and the
issuance of     shares to other employees contemporaneously with the Offering, shares reserved for issuance pursuant to the GlobalShare Plan
(including up to     shares issuable pursuant to options and restricted stock
units in connection with the Employee Stock Purchase). Of these shares, the
         shares of Common Stock sold in the Offering (         shares if the
Underwriters' over-allotment option is exercised in full) will be freely tradeable by persons other than "affiliates" of H&S, without restriction under
the Securities Act. The remaining          shares of Common Stock will be
"restricted" securities within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144.

  In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated) who has beneficially owned "restricted securities" for at least one but less than two years, and any affiliate of the Company who has owned "restricted securities" for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of
Common Stock (        shares upon completion of the Offering) or the average
weekly trading volume in the Common Stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. A stockholder (or stockholders whose shares are aggregated) who is not an affiliate of the Company for at least 90 days prior to a proposed transaction and who has beneficially owned "restricted securities" for at least two years is entitled to sell such shares under Rule 144 without regard to the limitations described above.

  All current stockholders of H&S, however, have agreed not to sell, contract to sell or otherwise dispose of any shares of Common Stock currently owned by them for a period of [two years] after the date of this Prospectus without the prior written consent of Lehman Brothers Inc., which consent will be granted or denied after consultation with the Company.

  The Company and all current stockholders of the Company have agreed, for a period of 180 days after the date of this Prospectus, not to, directly or indirectly, offer, sell, or otherwise dispose of any shares of Common Stock without the prior written consent of Lehman Brothers Inc., other than, with respect to the Company, shares of Common Stock issued in the Offering, under its GlobalShare Plan, or upon exercise of stock options granted pursuant to the Global Share Plan. Additionally, all current stockholders of H&S have agreed not to, directly or indirectly, offer, sell, or otherwise dispose of any shares of Common Stock currently owned by them for a period of two years after the date of this Prospectus without the prior written consent of Lehman Brothers Inc., which consent will be granted or denied after consultation with the Company. See "Management--Incentive and Benefit Plans," "Shares Eligible for Future Sale" and "Underwriting."

  Prior to the date of this Prospectus, there has been no public market for the Common Stock. The Company can make no predictions as to the effect, if any, that sales of shares of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. The Company intends to apply to list the Common Stock on the NYSE under the proposed symbol HSX.

                                 UNDERWRITING

  Under the terms of, and subject to the conditions contained in the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which the Prospectus forms a part, each of the Underwriters named below, for whom Lehman Brothers Inc. and Goldman, Sachs & Co. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each such Underwriter below:

                                                                      NUMBER OF
      UNDERWRITERS                                                      SHARES
      ------------                                                    ----------
      Lehman Brothers Inc............................................
      Goldman, Sachs & Co............................................
                                                                      ----------
          Total......................................................
                                                                      ==========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Common Stock are subject to certain conditions precedent, including the conditions that no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or threatened by the Commission, and that there has been no material adverse change in the condition of the Company. The Underwriters will be obligated to purchase all of the shares of Common Stock if any are purchased.

  The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the Underwriters) at such initial public offering price less a concession not
in excess of $     per share. The selected dealers may reallow a concession
not in excess of $     per share to certain other brokers and dealers. After
commencement of the public offering, the offering price and other selling terms may be changed by the Representatives.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that may be required to be made in respect thereof.

  The Company has granted the Underwriters an option to purchase up to an
aggregate of        additional shares of Common Stock at the initial public
offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table. The Company will be obligated, pursuant to such option, to sell such shares to the Underwriters to the extent such option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby.

  At the request of the Company, the Underwriters have reserved for sale, at
the initial public offering price, up to         shares offered hereby for
directors, officers, employees, business associates and related persons of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

  Prior to the Offering, there has been no public market for the shares of Common Stock. The initial public offering price was negotiated between the Company and the Representatives. Among the factors considered in determining the initial public offering price of the shares of Common Stock, in addition to prevailing market conditions, were the Company's historical performance and capital structure, estimates of business potential and earnings prospects of the Company, an overall assessment of the Company, an assessment of the Company's management and the consideration of the above factors in relation to the market valuation of companies in related business.

  Until the distribution of the Common Stock is completed, rules of the Commissions may limit the ability of the Underwriters and certain selling group members to bid for and purchase Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the Common Stock.

  In addition, if the Representatives over-allot (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), and thereby create a short position in the Common Stock in connection with the Offering, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described therein.

  The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriter's short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchase. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the Offering.

  Neither the Company nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters make any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The Company, and all current stockholders of the Company have agreed, for a period of 180 days from the date of this Prospectus, not to directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares of Common Stock or enter into any derivative transaction with similar effect as a sale of Common Stock, without the prior written consent of Lehman Brothers, Inc. Additionally, all current stockholders of H&S have agreed not to, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock currently owned by them for a period of two years after the date of this Prospectus without the prior written consent of Lehman Brothers Inc., which consent will be granted or denied after consultation with the Company. The restrictions described in this paragraph do not apply to (i) the sale of Common Stock to the Underwriters, (ii) the issuance by the Company of shares of Common Stock under its GlobalShare Plan upon the exercise of options issued under the GlobalShare Plan or (iii) transactions by any person other than the Company relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Offering.

                CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                      TO NON-U.S. HOLDERS OF COMMON STOCK

  The following is a general discussion of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of Common Stock by a Non-U.S. Holder. As used herein the term "Non-U.S. Holder" means any person or entity that is not a United States Holder ("U.S. Holder"). A U.S. Holder is any beneficial owner of Common Stock that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source and (iv) a trust which is subject to the supervision of a court within the United States and the control of a United States person as described in section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

DIVIDENDS

  Dividends paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under such effectively connected income exemption. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Under current law, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under recently finalized United States Treasury regulations (the "Final Regulations"), a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends paid after December 31, 1999, will be required to satisfy applicable certification and other requirements.

  A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF COMMON STOCK

  A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes.

  The Company is not and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

  An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits (within the meaning of the Code) for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

  Special rules may apply to certain Non-U.S. Holders, such as "controlled foreign corporations", "passive foreign investment companies" and "foreign personal holding companies", that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

FEDERAL ESTATE TAX

  Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

  Under current law, backup withholding at the rate of 31% (as opposed to the general withholding tax rate of 30% described above) generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). Under the final regulations, however, a Non-US Holder will be subject to back-up withholding unless applicable certification requirements are met.

  Payment of the proceeds of a sale of Common Stock within the United States or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payer does not have actual knowledge that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

  Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                                 LEGAL MATTERS

  The validity of the issuance of the Common Stock offered hereby will be passed on for the Company by Simpson Thacher & Bartlett, New York, New York. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by O'Melveny & Myers LLP, Los Angeles, California.

                                    EXPERTS

  The Consolidated Financial Statements and Schedule of H&S Inc. as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997 included in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

  The Consolidated Financial Statements of HSI as of December 31, 1996 and 1997 and for each of the years in the three-year period ended December 31, 1997 included in this Registration Statement have been audited by Barbier Frinault & Associes (Arthur Andersen), independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

  The Consolidated Statements of Income and Cash Flows of Mulder for each of the years in the two-year period ended December 31, 1996 and the nine-month period ended September 30, 1997 included in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act with respect to the registration of the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. Statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules filed therewith, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  The Company is not currently subject to the informational requirements of the Securities and Exchange Act of 1934 (the "Exchange Act"). As a result of the Offering, the Company will become subject to the informational requirements of the Exchange Act. The Company will fulfill its obligations with respect to such requirements by filing periodic reports with the Commission. In addition, the Company will furnish its stockholders with annual reports containing audited financial statements certified by its independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Public Accountants.................................. F-2
Consolidated Balance Sheets as of December 31, 1996 and 1997 and
 (unaudited) as of March 31, 1998......................................... F-3
Consolidated Statements of Income and Comprehensive Income For the Years
 Ended December 31, 1995, 1996 and 1997 and (unaudited) for the Three
 Months Ended March 31, 1997 and 1998..................................... F-5
Consolidated Statements of Stockholders' Equity For the Years Ended
 December 31, 1995, 1996 and 1997 and (unaudited) for the Three Months
 Ended March 31, 1998..................................................... F-6
Consolidated Statements of Cash Flows For the Years Ended December 31,
 1995, 1996 and 1997 and (unaudited) for the Three Months Ended March 31,
 1997 and 1998............................................................ F-7
Notes to Consolidated Financial Statements................................ F-8

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Public Accountants.................................. F-17
Consolidated Balance Sheets as of December 31, 1996 and 1997 and
 (unaudited) as of March 31, 1998......................................... F-18
Consolidated Statements of Income and Comprehensive Income For the Years
 Ended December 31, 1995, 1996 and 1997 and (unaudited) for the Three
 Months Ended March 31, 1997 and 1998..................................... F-19
Consolidated Statements of Stockholders' Equity For the Years Ended
 December 31, 1995, 1996 and 1997 and (unaudited) for the Three Months
 Ended March 31, 1998..................................................... F-20
Consolidated Statements of Cash Flows For the Years Ended December 31,
 1995, 1996 and 1997 and (unaudited) for the Three Months Ended March 31,
 1997 and 1998............................................................ F-21
Notes to Consolidated Financial Statements................................ F-22

                MULDER & PARTNER GMBH & CO. KG AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Public Accountants.................................  F-29
Consolidated Statements of Income and Comprehensive Income For the Years
 Ended December 31, 1995 and 1996 and for the Nine Months Ended September
 30, 1997................................................................  F-30
Consolidated Statements of Cash Flows For the Years Ended December 31,
 1995 and 1996 and the Nine Months Ended September 30, 1997..............  F-31
Notes to Consolidated Financial Statements...............................  F-32

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Heidrick & Struggles, Inc. and Subsidiaries:

  We have audited the accompanying consolidated balance sheets of HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES (a Delaware corporation) as of December 31, 1996 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heidrick & Struggles, Inc. and Subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Chicago, Illinois
July 19, 1998

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE FIGURES)

                                                   DECEMBER 31,
                                                 -----------------   MARCH 31,
                                                  1996      1997       1998
                                                 -------  --------  -----------
                                                                    (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents..................... $ 7,171  $ 10,074   $ 14,944
  Accounts receivable--
   Trade, less allowances for doubtful accounts
    of $1,925, $3,276, and $3,932 at December
    31, 1996 and 1997 and March 31, 1998,
    respectively................................  27,184    38,349     39,152
   Other........................................     843     1,384      1,333
  Notes receivable..............................     273       193        297
  Notes receivable from affiliate...............     --        --       5,148
  Prepaid expenses..............................     976     1,265      1,465
  Deferred income taxes.........................   5,293     7,045      7,144
                                                 -------  --------   --------
    Total current assets........................  41,740    58,310     69,483
                                                 -------  --------   --------
PROPERTY AND EQUIPMENT:
  Leasehold improvements........................   5,894     6,724      7,068
  Office furniture and fixtures.................   8,168     9,588      7,485
  Computer equipment and software...............   7,500     8,368      8,552
  Automobiles...................................     727       853        932
  System development costs......................     --      1,243      3,620
                                                 -------  --------   --------
                                                  22,289    26,776     27,657
  Less--Accumulated depreciation and
   amortization.................................  (8,850)  (11,334)   (10,224)
                                                 -------  --------   --------
    Property and equipment, net.................  13,439    15,442     17,433
                                                 -------  --------   --------
OTHER ASSETS:
  Cash and investments designated for
   nonqualified retirement plan.................   5,791    10,439     12,023
  Investment in Heidrick & Struggles
   International, Inc...........................   6,413     6,780      6,439
  Deferred income taxes.........................   1,260     2,921      2,551
                                                 -------  --------   --------
    Total other assets..........................  13,464    20,140     21,013
                                                 -------  --------   --------
  Total assets.................................. $68,643  $ 93,892   $107,929
                                                 =======  ========   ========


  The accompanying notes to consolidated financial statements are an integral part of these statements.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE FIGURES)

                                                     DECEMBER 31,
                                                    ---------------  MARCH 31,
                                                     1996    1997      1998
                                                    ------- ------- -----------
                                                                    (UNAUDITED)
CURRENT LIABILITIES:
  Short-term debt.................................. $   --  $ 3,500  $   5,148
  Current maturities of long-term debt.............     490     808        808
  Accounts payable.................................   1,734   2,909      2,700
  Accrued expenses--
   Salaries and employee benefits..................  12,916  17,806     31,468
   Profit sharing and retirement...................   1,538   2,732        933
   Rent............................................   1,833   1,817      1,851
   Other...........................................   1,425   3,028      2,844
  Income taxes payable.............................   1,176     942        141
                                                    ------- -------  ---------
    Total current liabilities......................  21,112  33,542     45,893
                                                    ------- -------  ---------
LONG-TERM DEBT, LESS CURRENT MATURITIES............     993   1,636      1,601
                                                    ------- -------  ---------
LIABILITY FOR NONQUALIFIED RETIREMENT PLANS........   7,165  11,108     12,142
                                                    ------- -------  ---------
COMMITMENTS AND CONTINGENT LIABILITIES.............
MANDATORILY REDEEMABLE COMMON STOCK:
  Common stock, $1 par value, 500,000 shares
   authorized and issued at December 31, 1996 and
   1997 and March 31, 1998; 166,512, 173,024 and
   173,024 shares outstanding at December 31, 1996
   and 1997 and March 31, 1998, respectively, at
   book value......................................  39,373  47,606     48,293
                                                    ------- -------  ---------
    Total liabilities and mandatorily redeemable
     common stock.................................. $68,643 $93,892  $ 107,929
                                                    ======= =======  =========



  The accompanying notes to consolidated financial statements are an integral part of these statements.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                      (IN THOUSANDS, EXCEPT SHARE FIGURES)

                                    TWELVE MONTHS ENDED         THREE MONTHS
                                        DECEMBER 31,           ENDED MARCH 31,
                                 ----------------------------  ----------------
                                   1995      1996      1997     1997     1998
                                 --------  --------  --------  -------  -------
                                                                 (UNAUDITED)
REVENUE........................  $108,685  $137,665  $180,244  $39,973  $45,937
OPERATING EXPENSES:
  Salaries and employee
   benefits....................    77,215    98,272   125,308   28,693   34,761
  General and administrative
   expenses....................    20,853    28,681    42,991    9,840   10,349
                                 --------  --------  --------  -------  -------
    Total operating expenses...    98,068   126,953   168,299   38,533   45,110
                                 --------  --------  --------  -------  -------
    Operating income...........    10,617    10,712    11,945    1,440      827
                                 --------  --------  --------  -------  -------
NON-OPERATING INCOME (EXPENSE):
  Interest income..............     1,156     1,385     1,586      146      155
  Interest expense.............      (207)     (180)     (150)     (29)     (56)
  Other........................       108       (94)      486       70     (364)
                                 --------  --------  --------  -------  -------
    Net non-operating income
     (expense).................     1,057     1,111     1,922      187     (265)
                                 --------  --------  --------  -------  -------
EQUITY IN NET INCOME (LOSS) OF
 AFFILIATE.....................       778       775       367      150     (341)
                                 --------  --------  --------  -------  -------
    Income before income taxes
     ..........................    12,452    12,598    14,234    1,777      221
PROVISION FOR INCOME TAXES.....     6,094     6,149     7,589      887      106
                                 --------  --------  --------  -------  -------
    Net income.................  $  6,358  $  6,449  $  6,645  $   890  $   115
                                 ========  ========  ========  =======  =======
BASIC EARNINGS PER COMMON
 SHARE.........................  $  40.08  $  39.64  $  39.29  $  5.40  $  0.67
                                 ========  ========  ========  =======  =======
WEIGHTED AVERAGE COMMON SHARES
 OUTSTANDING...................   158,661   162,718   169,161  164,920  173,115
                                 ========  ========  ========  =======  =======
DILUTED EARNINGS PER COMMON
 SHARE.........................  $  40.08  $  39.64  $  39.29  $  5.40  $  0.67
                                 ========  ========  ========  =======  =======
DILUTED WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING............   158,661   162,718   169,168  164,920  173,139
                                 ========  ========  ========  =======  =======
Net income.....................  $  6,358  $  6,449  $  6,645  $   890  $   115
                                 ========  ========  ========  =======  =======
Other comprehensive income
 (loss), before tax:
  Foreign currency translation
   adjustment..................       (92)     (465)     (956)     292       80
  Unrealized gain (loss) on
   available-for-sale
   investments.................       --        188     1,110      (36)     908
                                 --------  --------  --------  -------  -------
Other comprehensive income
 (loss), before tax............       (92)     (277)      154      256      988
                                 --------  --------  --------  -------  -------
Income tax benefit (expense)
 related to items of other
 comprehensive income (loss)...        39       116       (64)    (108)    (415)
                                 --------  --------  --------  -------  -------
Other comprehensive income
 (loss), net of tax............       (53)     (161)       90      148      573
                                 --------  --------  --------  -------  -------
Comprehensive income...........  $  6,305  $  6,288  $  6,735  $ 1,038  $   688
                                 ========  ========  ========  =======  =======



  The accompanying notes to consolidated financial statements are an integral part of these statements.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE FIGURES)

                                                                              ACCUMULATED
                                                                                 OTHER
                          COMMON STOCK           TREASURY STOCK                 COMPRE-   COMPRE-
                         -------------- PAID-IN ------------------  RETAINED    HENSIVE   HENSIVE
                         SHARES  AMOUNT CAPITAL  SHARES    AMOUNT   EARNINGS    INCOME    INCOME    TOTAL
                         ------- ------ ------- --------  --------  --------  ----------- -------  -------
BALANCE AT DECEMBER 31,
 1994..................  500,000  $500  $ 6,492 (338,715) $(10,082)  $3,026      $ 64              $   --
Treasury stock
 transactions--
 Stock sold............      --    --     1,591   12,870       441      --        --                 2,032
 Stock repurchased.....      --    --       --   (14,770)   (2,455)     --        --                (2,455)
Comprehensive income
 Net income............      --    --       --       --        --     6,358       --      $6,358     6,358
                                                                                          ------
 Other comprehensive
  income, net of tax
   Foreign currency
    translation
    adjustment.........      --    --       --       --        --       --        --         (53)      --
                                                                                          ------
 Other comprehensive
  income...............      --    --       --       --        --       --        (53)       (53)      (53)
                                                                                          ------
Comprehensive income...                                                                    6,305
                                                                                          ======
Retained earnings
 allocable to
 mandatorily redeemable
 common stock..........      --    --       --       --        --    (5,882)      --                (5,882)
                         -------  ----  ------- --------  --------  -------      ----              -------
BALANCE AT DECEMBER 31,
 1995..................  500,000   500    8,083 (340,615)  (12,096)   3,502        11                  --
Treasury stock
 transactions--
 Stock sold............      --    --     2,381   14,507       543      --        --                 2,924
 Stock repurchased.....      --    --       --    (7,380)   (1,541)     --        --                (1,541)
Comprehensive income
 Net income............      --    --       --       --        --     6,449       --       6,449     6,449
                                                                                          ------
 Other comprehensive
  income, net of tax
   Unrealized gain on
    available-for-sale
    investments........      --    --       --       --        --       --        --         109       --
   Foreign currency
    translation
    adjustment.........      --    --       --       --        --       --        --        (270)      --
                                                                                          ------
 Other comprehensive
  income...............      --    --       --       --        --       --       (161)      (161)     (161)
                                                                                          ------
Comprehensive income...                                                                    6,288
                                                                                          ======
Retained earnings
 allocable to
 mandatorily redeemable
 common stock..........      --    --       --       --        --    (7,671)      --                (7,671)
                         -------  ----  ------- --------  --------  -------      ----              -------
BALANCE AT DECEMBER 31,
 1996..................  500,000   500   10,464 (333,488)  (13,094)   2,280      (150)                 --
Treasury stock
 transactions--
 Stock sold............      --    --     3,584   18,438       765      --        --                 4,349
 Stock repurchased.....      --    --       --   (11,926)   (2,850)     --        --                (2,850)
Comprehensive income
 Net income............      --    --       --       --        --     6,645       --       6,645     6,645
                                                                                          ------
 Other comprehensive
  income, net of tax
   Unrealized gain on
    available-for-sale
    investments........      --    --       --       --        --       --        --         644       --
   Foreign currency
    translation
    adjustment.........      --    --       --       --        --       --        --        (554)      --
                                                                                          ------
 Other comprehensive
  income...............      --    --       --       --        --       --         90         90        90
                                                                                          ------
Comprehensive income...                                                                    6,735
                                                                                          ======
Retained earnings
 allocable to
 mandatorily redeemable
 common stock..........      --    --       --       --        --    (8,234)      --                (8,234)
                         -------  ----  ------- --------  --------  -------      ----              -------
BALANCE AT DECEMBER 31,
 1997..................  500,000   500   14,048 (326,976)  (15,179)     691       (60)                 --
Comprehensive income
 Net income
  (unaudited)..........      --    --       --       --        --       115       --         115       115
                                                                                          ------
 Other comprehensive
  income, net of tax
   Unrealized gain on
    available-for-sale
    investments
    (unaudited)........      --    --       --       --        --       --        --         527       --
   Foreign currency
    translation
    adjustment
    (unaudited)........      --    --       --       --        --       --        --          46       --
                                                                                          ------
 Other comprehensive
  income (unaudited)...      --    --       --       --        --       --        573        573       573
                                                                                          ------
Comprehensive income
 (unaudited)...........                                                                   $  688
                                                                                          ======
Retained earnings
 allocable to
 mandatorily redeemable
 common stock
 (unaudited)...........      --    --       --       --        --      (688)      --                  (688)
                         -------  ----  ------- --------  --------  -------      ----              -------
BALANCE AT MARCH 31,
 1998 (UNAUDITED)......  500,000  $500  $14,048 (326,976) $(15,179) $   118      $513                  --
                         =======  ====  ======= ========  ========  =======      ====              =======

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                THREE MONTHS
                                     TWELVE MONTHS ENDED            ENDED
                                        DECEMBER 31,              MARCH 31,
                                  ---------------------------  ----------------
                                   1995      1996      1997     1997     1998
                                  -------  --------  --------  -------  -------
                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net income.....................  $ 6,358  $  6,449  $  6,645  $   890  $   115
 Adjustments to reconcile net
  income to net cash provided by
  operating activities:
 Depreciation and amortization..    2,217     2,705     3,417      844      915
 Loss on sale of property and
  equipment.....................       29       522        50      --       485
 Deferred income taxes..........      293    (1,327)   (3,499)     129     (125)
 Equity in net income of
  affiliates....................     (778)     (775)     (367)    (150)     341
 Accretion of discount on
  securities....................      --       (321)      --       --       --
 Changes in assets and
  liabilities:
  Trade & other receivables.....   (2,411)   (7,301)  (12,385)  (5,246)  (6,030)
  Prepaid expenses..............     (169)     (179)     (379)     (62)    (225)
  Accounts payable..............     (329)      348     1,485     (250)    (153)
  Accrued expenses..............      611     3,687     8,046   11,921   11,659
  Income taxes payable..........    1,515      (737)     (265)     (49)    (722)
  Nonqualified retirement plan
   liability....................    2,135     2,560     3,943      492    1,034
                                  -------  --------  --------  -------  -------
   Net cash provided by
    operating activities........    9,471     5,631     6,691    8,519    7,294
                                  -------  --------  --------  -------  -------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchases of securities for
  nonqualified retirement plan..      --     (5,603)   (3,538)     (47)    (676)
 Purchases of property and
  equipment.....................   (4,136)   (6,730)   (5,718)  (1,623)  (3,416)
 Proceeds from sales of property
  and equipment.................      --         58        65      --         5
 Purchases of marketable
  securities....................   (2,376)  (10,303)   (8,176)    (368)     --
 Proceeds from maturities of
  marketable securities.........      --     13,000     8,176      --       --
                                  -------  --------  --------  -------  -------
   Net cash used in investing
    activities..................   (6,512)   (9,578)   (9,191)  (2,038)  (4,087)
                                  -------  --------  --------  -------  -------
CASH FLOWS FROM FINANCING
 ACTIVITIES.....................
 Proceeds from long-term debt...      --        --      3,500      --     5,148
 Payments on long-term debt.....   (1,213)   (1,453)     (875)     (40)  (3,535)
 Proceeds from sales of treasury
  stock.........................    2,032     2,924     4,349      150      --
 Purchases of treasury stock....     (547)     (861)   (1,014)     --       --
                                  -------  --------  --------  -------  -------
   Net cash provided by
    financing activities........      272       610     5,960      110    1,613
                                  -------  --------  --------  -------  -------
EFFECT OF FOREIGN CURRENCY
 EXCHANGE RATES ON CASH AND CASH
 EQUIVALENTS....................     (278)      (88)     (557)     515       50
                                  -------  --------  --------  -------  -------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS...........    2,953    (3,425)    2,903    7,106    4,870
Cash and cash equivalents:
 Beginning of period............    7,643    10,596     7,171    7,171   10,074
                                  -------  --------  --------  -------  -------
 End of period..................  $10,596  $  7,171  $ 10,074  $14,277  $14,944
                                  =======  ========  ========  =======  =======
SUPPLEMENTAL DISCLOSURES OF CASH
 FLOW INFORMATION
 Cash paid for--
  Interest......................  $   196  $    221  $    161  $     1  $    18
  Income Taxes..................  $ 4,509  $  7,589  $ 10,874  $   356  $   760
                                  =======  ========  ========  =======  =======
SUPPLEMENTAL SCHEDULE OF NONCASH
 FINANCING AND INVESTING
 ACTIVITIES
 Unrealized gain (loss) on
  available-for-sale
  investments...................  $   --   $    188  $  1,110  $   (36) $   908
 Issuance of notes payable for
  the purchase of treasury
  stock.........................  $ 1,908  $    680  $  1,836  $   --   $   --
                                  =======  ========  ========  =======  =======

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        [INFORMATION RELATING TO MARCH 31, 1998 AND 1997 IS UNAUDITED]
              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE FIGURES)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of Business

  Heidrick & Struggles, Inc. and Subsidiaries (the "Company") are engaged in providing management consulting and executive search services to clients on a retained basis. The Company's clients are primarily located throughout North America, South America and the Pacific Basin.

 Principles of Consolidation

  The consolidated financial statements include Heidrick & Struggles, Inc. and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements.

 Accounting Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

 Accounting Pronouncements to be Adopted in 1998

  During 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information", which establishes new standards for reporting information about operating segments in interim and annual financial statements. It is effective for annual periods beginning after December 15, 1997 and will be adopted by the Company as of December 31, 1998. The Company does not expect that adoption of this Standard will not have an impact on its consolidated financial position or its consolidated results of operations. However, it is expected that adoption of this Standard will result in additional footnote disclosure.

  During 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities," which establishes new standards for reporting information about derivatives and hedging. It is effective for periods beginning after June 15, 1999 and will be adopted by the Company as of January 1, 2000. The Company expects that adoption of this Standard will have no effect on its consolidated financial position, results of operations or on disclosures within the consolidated financial statements as they currently do not engage in the use of derivative instruments or other hedging activities.

 Cash and Cash Equivalents

  The Company considers all highly liquid debt instruments with a purchased maturity of three months or less to be cash equivalents.

 Concentration of Credit Risk

  Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited due to the Company's large number of customers and their dispersion across many different industries. At December 31, 1997, the Company had no significant concentrations of credit risk.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

 Property and Equipment

 Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, the shorter of the lease term or the estimated useful life of the asset, as follows:

      Office furniture and fixtures................................... 10 years
      Computer equipment and software................................. 3-5 years
      Automobiles..................................................... 3 years

  Depreciation for financial statement purposes for the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1997 and 1998 totaled $2,217, $2,705, $3,417, $844, and $915, respectively. Depreciation is calculated for tax purposes using accelerated methods.

 System Development Costs

  In accordance with Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," development costs are capitalized. Once the software is placed in service, it will be depreciated using the straight-line method over a three to five year period.

 Investments Designated for Nonqualified Retirement Plan

  Investments designated for the nonqualified retirement plan are carried at the fair value of the security in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Investments designated for the nonqualified retirement plan are debt and equity securities that are classified as available-for-sale securities as more fully described in Note 2.

 Investment in Heidrick & Struggles International, Inc.

  The Company accounts for its investment in Heidrick & Struggles International, Inc. ("HSI") by the equity method as more fully described in
Note 3. Using this method, the Company's equity in the net income of the affiliate is recognized in the Company's statement of income and added to the investment account. Dividends received, if any, from the affiliate are treated as reductions in the investment account.

 Revenue Recognition

  Revenue from client services is recognized when services are billed and substantially rendered, generally over a 60 to 90 day period commencing in the month of the initial acceptance of a search. Revenue consists of the amount billed to clients, net of sales taxes.

 Income Taxes

  Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the tax differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

 Earnings per Common Share

  The Company adopted SFAS No. 128, "Earnings Per Share" at December 31, 1997. Basic earnings per common share is computed by dividing net income by weighted average common shares outstanding for the year.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted.

 Translation of Foreign Currencies

  The translation of financial statements into U.S. dollars has been performed in accordance with SFAS No. 52, "Foreign Currency Translation." The local currency for all subsidiaries has been designated as the functional currency except for subsidiaries which operate in highly inflationary economies which use the U.S. dollar as their functional currency. Non-U.S. assets and liabilities have been translated into U.S. dollars at the current rate of exchange prevailing at the balance sheet date. Revenues and expenses have been translated at the average exchange rate for the period. Translation gains and losses are reflected as a separate component of stockholders' equity and not included in income.

 Interim Financial Information

  The consolidated financial statements and related notes thereto for the three months ended March 31, 1997 and March 31, 1998 are unaudited and have been prepared on the same basis as the audited consolidated financial statements included herein. In the opinion of management, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary to present fairly the information set forth herein. Operating results for the three months ended March 31, 1998 are not necessarily indicative of results that may be expected for the fiscal year ending December 31, 1998.

2. INVESTMENTS DESIGNATED FOR NONQUALIFIED RETIREMENT PLAN

  Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which requires investments in debt and equity securities be classified as held-to-maturity, available-for-sale or trading securities. The Company's investments designated for a nonqualified plan are classified as investments available-for-sale (see Note
9). These securities are carried at fair value based on publicly reported market quotes as of December 31, 1996 and 1997 and March 31, 1998. Any unrealized gains and losses on available-for-sale securities have been excluded from earnings and have been reported as a separate component of stockholders' equity.

  The following details the cost and unrealized gain components that make up the fair value of the investments:

                                             DECEMBER 31, DECEMBER 31, MARCH 31,
                                                 1996         1997       1998
                                             ------------ ------------ ---------
      Cost basis............................    $4,888      $ 8,835     $ 9,314
      Gross unrealized gain.................       188        1,298       2,206
                                                ------      -------     -------
        Fair value..........................    $5,076      $10,133     $11,520
                                                ======      =======     =======

3. INVESTMENT IN HSI

  The Company has an investment in HSI which is accounted for under the equity method. The percentage of common stock ownership at December 31, 1996 and 1997 and March 31, 1998 was 39.3%, 35.5%, and 35.5%, respectively. Based on an agreement between the Company and HSI, effective January 1, 1995, 65% of the net income of HSI is allocated to Class A shares and 35% of the net income of HSI is allocated to Class B shares, regardless of the exact percentage of each class holding. The Company owns all Class B shares of HSI.

4. ACQUISITIONS

  During 1996, the Company purchased selected assets of two companies. Each combination was accounted for by the purchase method of accounting. The purchase price for each of these transactions includes the cost of the net assets as of the date of the transaction.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

  The selected assets of International Consultants S.A. were acquired on September 1, 1996, for a total purchase price of $609, none of which was recorded as goodwill. The selected assets of Global Management S.R.L. were acquired on February 16, 1996, for a total purchase price of $55, none of which was recorded as goodwill.

5. LINE OF CREDIT

  The Company has a $25,000 reducing revolving credit facility ("line of credit") which is valid until September 30, 2001. This new line of credit became effective October 1, 1997. The $25,000 line of credit will be reduced annually by $5,000 on September 30, 1998, 1999 and 2000. There were no borrowings outstanding under the former line of credit at December 31, 1996. There was $3,500 outstanding under the line of credit at December 31, 1997 and $5,148 outstanding at March 31, 1998. The borrowings bear interest at either LIBOR plus 1% or the prime rate, at the Company's discretion. At December 31, 1997, the interest rate on the debt was the prime rate, 8.5%. At March 31, 1998, the interest rate on the debt was fixed at approximately 6.7%. The line of credit has certain financial requirements the Company must meet relating to net worth, liabilities, and cash flows. As of December 31, 1997 and March 31, 1998, the Company met all of its financial requirements. The Company is required to pay commitment fees on the unused portion of the line of credit on a quarterly basis. Commitment fee expense for the year ended December 31, 1997 and for the three months ended March 31, 1998 totaled $8 and $8, respectively.

6. RELATED PARTY TRANSACTIONS

  The Company loaned HSI $5,148 during the first quarter of 1998. The loan was originally due in full on June 17, 1998, but was extended. It is now due in two installments. The first installment of $2,500 is due on July 31, 1998 and the balance is due on August 31, 1998. The interest rate on this loan is fixed at 6.7%. Accounts payable includes a payable of $367 to HSI at December 31, 1996. Accounts receivable includes a receivable of $776 and $907 from HSI at December 31, 1997 and March 31, 1998, respectively. All transactions between the Company and HSI are recorded at cost.

7. LONG-TERM DEBT

  Long-term debt consists of amounts due to former stockholders who have sold their stock back to the Company (see Note 8). The obligations are unsecured and payable in annual installments over periods ranging from two to five years with interest payable generally at the prime commercial rate (8.25%, 8.50%, and 8.50% at December 31, 1996 and 1997 and March 31, 1998, respectively).

  The fair value of the debt based on current rates for similar debt is estimated to be $2,055 at December 31, 1997.

  Future principal payments on long-term debt are due as follows:

      Years ending December 31--
        1998........................................................... $  808
        1999...........................................................    808
        2000...........................................................    428
        2001...........................................................    400
        2002...........................................................    --
                                                                        ------
                                                                        $2,444
                                                                        ======

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

8. STOCKHOLDER AGREEMENTS

  In accordance with the terms of stock purchase agreements between the Company and its stockholders, the Company is obligated to purchase the shares of stock owned by a stockholder if the stockholder desires to sell or transfer the shares, or upon a stockholder's termination of employment at book value as defined in the stock purchase agreements. Redemption amounts relating to the stock purchase agreements are included in Mandatorily Redeemable Common Stock in the accompanying balance sheets. Payments for shares are generally made over a four year period. These agreements will be terminated upon successful completion of an initial public offering.

9. EMPLOYEE BENEFIT PLANS

 QUALIFIED RETIREMENT PLANS

  The Company has a defined contribution retirement plan for all eligible employees. The plan contains a 401(k) provision which provides for employee tax deferred contributions.

  The Company matched employee contributions on a two-for-one basis up to a maximum Company contribution of $1, $1 and $2 per participant for the years ended December 31, 1995, 1996 and 1997, respectively. The Company has the option of making discretionary contributions. For the years ended December 31, 1995, 1996 and 1997, the Company elected to contribute to each eligible participant a sum equal to 3.03% of the participant's total compensation (as defined) and an additional 3.03% of the participant's compensation above the Social Security taxable wage base.

  The plan allows participants the option of having their account balances or portions thereof invested in the Company's common stock. At December 31, 1996 and 1997 and at March 31, 1998, the plan held 131,182, 129,865 and 124,365 shares, respectively, of the Company's common stock. The Company sells shares of common stock to the plan and is required to repurchase the shares issued to the plan at net book value as defined in the stock purchase agreements. This requirement will be cancelled upon successful completion of an initial public offering.

  The plan provides that forfeitures will be used to reduce the Company's contributions. Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the plan. Company expense for the plan for the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1997 and 1998 was $1,144, $1,339, $2,174,
$401, and $544, respectively.

  In addition, the subsidiaries each maintain defined contribution retirement plans for their eligible employees. Retirement plan expense for these plans for the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1997 and 1998 totaled $167, $128, $154, $46, and $64, respectively.

NONQUALIFIED RETIREMENT PLANS

  The Company also has two separate nonqualified retirement plans. The first plan is for United States based employees and includes both an optional employee contribution and a discretionary employer contribution. The plan expense for the years ended December 31, 1995, 1996 and 1997 and for the three months ended March 31, 1997 and 1998 was $1,254, $1,440, $1,350, $445, and
$500, respectively. The liability for this retirement plan consisted of the following at December 31, 1996 and 1997 and March 31, 1998:

                                             DECEMBER 31, DECEMBER 31, MARCH 31,
                                                 1996         1997       1998
                                             ------------ ------------ ---------
      Employer contributions................    $4,980      $ 6,390     $ 7,360
      Employee deferrals....................     1,660        3,785       3,785
      Earnings of designated assets.........       158          316         365
                                                ------      -------     -------
                                                $6,798      $10,491     $11,510
                                                ======      =======     =======

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

  Investments designated for the nonqualified plan are carried at fair market value based on publicly quoted prices. The Company has recognized an unrealized gain as of December 31, 1996 and 1997 and March 31, 1998 of $188, $1,298, and $2,206, respectively, which is recorded as a separate component of stockholders' equity (see Note 2). The nonqualified plan was unfunded until 1996.

  The fair value of the assets designated for the nonqualified plan consist of the following at December 31, 1996 and 1997 and March 31, 1998:

                                             DECEMBER 31, DECEMBER 31, MARCH 31,
                                                 1996         1997       1998
                                             ------------ ------------ ---------
      Cash and cash equivalents.............    $  715      $   306     $   503
      Stock mutual fund.....................     3,349        6,919       8,117
      Bond mutual fund......................     1,727        3,214       3,403
                                                ------      -------     -------
                                                $5,791      $10,439     $12,023
                                                ======      =======     =======

  In 1995, the Company instituted a second nonqualified retirement plan for employees classified as senior associates. This plan provides for only discretionary employer contributions. The plan expense for the years ended December 31, 1995, 1996 and 1997 was $197, $170 and $250, respectively. The liability for this retirement plan at December 31, 1996 and 1997 was $367 and $617, respectively.

10. INCOME TAXES

  The deferred tax assets and liabilities consist of the following components as of December 31, 1996 and 1997:

                                                                 1996    1997
                                                                ------  -------
Deferred tax assets--
  Receivable allowances........................................ $  858  $ 1,515
  Accrued vacations............................................    308      433
  Accrued bonuses..............................................  4,491    6,206
  Liability for nonqualified retirement plans..................  3,055    5,035
  Other accrued expenses.......................................    385      439
  Foreign net operating loss carryforwards.....................    275      595
  Cumulative translation adjustment............................    234      636
                                                                ------  -------
                                                                 9,606   14,859
  Valuation allowance..........................................   (276)    (502)
                                                                ------  -------
    Net deferred tax assets....................................  9,330   14,357
                                                                ------  -------
Deferred tax liabilities--
  Leasehold improvements and equipment.........................   (232)    (225)
  Equity in undistributed income of affiliate.................. (1,718)  (2,085)
  System development costs.....................................    --      (356)
  Unrealized gain on available-for-sale investments............    (79)    (545)
  Other........................................................   (748)  (1,180)
                                                                ------  -------
    Net deferred tax liabilities............................... (2,777)  (4,391)
                                                                ------  -------
      Net deferred income taxes................................ $6,553  $ 9,966
                                                                ======  =======

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

  The deferred tax amounts mentioned above have been classified in the accompanying consolidated balance sheets as of December 31, 1996 and December 31, 1997, as follows:

                                                                1996     1997
                                                               -------  -------
      Current deferred tax assets............................. $ 6,041  $ 8,593
      Current deferred tax liabilities........................    (748)  (1,548)
                                                               -------  -------
        Net current deferred tax asset........................   5,293    7,045
                                                               -------  -------
      Long-term deferred tax assets...........................   3,289    5,764
      Long-term deferred tax liabilities......................  (2,029)  (2,843)
                                                               -------  -------
        Net long-term deferred tax asset......................   1,260    2,921
                                                               -------  -------
                                                               $ 6,553  $ 9,966
                                                               =======  =======

  The provision for income taxes for the years ended December 31, 1995, 1996 and 1997, is as follows:

                                                        1995    1996     1997
                                                       ------  -------  -------
      Current--
        Federal....................................... $4,322  $ 5,142  $ 7,962
        State.........................................  1,600    2,478    2,500
        Foreign.......................................    292      322      540
      Deferred........................................   (120)  (1,793)  (3,413)
                                                       ------  -------  -------
                                                       $6,094  $ 6,149  $ 7,589
                                                       ======  =======  =======

  A reconciliation of income tax expense for the years ended December 31, 1995, 1996 and 1997, to income taxes at the statutory federal income tax rate of 35%, is as follows:

                                                           1995   1996    1997
                                                          ------ ------  ------
      Income taxes at statutory rate..................... $4,358 $4,409  $4,982
      Increase (decrease) due to--
        State income taxes, net of federal tax benefit...  1,040  1,611   1,625
        Nondeductible expenses...........................    272    341     357
        Foreign taxes in excess of federal tax rates.....     41    408     721
        Other, net.......................................    383   (620)    (96)
                                                          ------ ------  ------
                                                          $6,094 $6,149  $7,589
                                                          ====== ======  ======

  The undistributed earnings of HSI included in the Company's income for the years ended December 31, 1996 and 1997 and March 31, 1998 totaled $4,052, $4,419, and $4,078, respectively, which under existing law, will not be subject to U.S. tax until distributed as dividends. Furthermore, any taxes paid to foreign governments on those earnings may be used in whole or in part as credits against the U.S. tax on any dividends distributed from such earnings. The Company has provided a deferred tax liability for the undistributed earnings of HSI. As the earnings of the consolidated foreign subsidiaries will be permanently reinvested in the Company, no deferred tax liability has been provided.

  The sources of earnings before income taxes are as follows:

                                                       YEARS ENDED DECEMBER
                                                                31,
                                                      -------------------------
                                                       1995     1996     1997
                                                      -------  -------  -------
      United States.................................. $13,288  $13,508  $16,317
      Foreign........................................    (836)    (910)  (2,083)
                                                      -------  -------  -------
          Total...................................... $12,452  $12,598  $14,234
                                                      =======  =======  =======

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

  The provision for income taxes for the three months ended March 31, 1997 and 1998 is $887 and $106, respectively. The effective tax rate at March 31, 1997 and 1998 is 50% and 48%, respectively.

11. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

  The Company leases office space in various buildings for its own use. The terms of these operating leases provide that the Company pays base rent and a share of increases in operating expenses and real estate taxes in excess of defined amounts. These leases expire at various dates through 2013. The Company also leases computer equipment which is accounted for as an operating lease.

  Minimum future lease payments due in each of the next five years ending December 31, are as follows:

      Years ending December 31--
        1998.......................................................... $ 7,704
        1999..........................................................   7,936
        2000..........................................................   7,252
        2001..........................................................   5,695
        2002..........................................................   5,128
        Thereafter....................................................  13,182
                                                                       -------
                                                                       $46,897
                                                                       =======

  Rent expense under operating leases for the years ended December 31, 1995, 1996 and 1997 and for the three months ended March 31, 1997 and 1998 was $5,875, $6,976, $8,374, $1,988, and $2,264, respectively.

EMPLOYMENT AGREEMENT

  The Company has an employment agreement with an officer which provides for certain payments upon retirement but requires the officer to provide services and not to compete with the Company. The payments are indexed to the Consumer Price Index and would currently approximate $196 for each of the first five years of retirement and approximately $98 for each of the succeeding five years. The agreement also states the payments are ratably forfeited during the period which the individual remains an active employee after having reached the age of 65. At December 31, 1997, the first eighteen months of payments have been forfeited as a result of that provision. This agreement also provides for the same payments to the officer in the event of his disability while an employee of the Company except that the payments would be reduced by any amounts received from disability insurance carried by the Company. If the officer dies while an employee or during the ten years of the retirement plan, the agreement provides for payments to his widow or estate of one-half of the amounts for retirement. As future services expected to be received by the Company are commensurate with retirement payments to be made, no provision for any payment under this plan has been made in the accompanying financial statements.

LITIGATION

  In the normal course of business, the Company is a party to various matters involving disputes and/or litigation. While it is not possible at this time to determine the ultimate outcome of these matters, management believes that the ultimate liability, if any, will not be material to the financial statements.

                  HEIDRICK & STRUGGLES, INC. AND SUBSIDIARIES

12. SEGMENT AND GEOGRAPHIC INFORMATION

  The Company operates as a single business segment. The Company's geographic data for operations is as follows:

                                                    YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1995      1996      1997
                                                   --------  --------  --------
Revenue:
  United States................................... $ 99,067  $124,568  $156,173
  Foreign.........................................    9,618    13,097    24,071
                                                   --------  --------  --------
    Total......................................... $108,685  $137,665  $180,244
                                                   ========  ========  ========
Operating Income (loss):
  United States................................... $ 11,568  $ 11,917  $ 14,558
  Foreign.........................................     (951)   (1,205)   (2,613)
                                                   --------  --------  --------
    Total......................................... $ 10,617  $ 10,712  $ 11,945
                                                   ========  ========  ========
Identifiable Assets:
  United States................................... $ 49,995  $ 58,547  $ 79,086
  Foreign.........................................    5,905    10,096    14,806
                                                   --------  --------  --------
    Total......................................... $ 55,900  $ 68,643  $ 93,892
                                                   ========  ========  ========

  During all years presented above, no individual customer accounted for greater than 10% of revenue.

13. SUBSEQUENT EVENTS

  On June 26, 1998, the Company purchased selected assets and liabilities of Fenwick Partners, Inc. The purchase price was approximately $6,120 which is to be paid in 3 installments. The first installment of $3,060 was paid on June 26, 1998. The remaining installments, including interest at a rate of 5%, are due in June of 1999 and June of 2000 and approximate $321 and $3,036, respectively.

  On June 30, 1998, the Company's Board of Directors approved a merger agreement with HSI which details the plan to merge the Company with and into HSI prior to an initial public offering; and recommended that the merger agreement be submitted to the stockholders for approval. After completion of the merger, the corporation will be named Heidrick & Struggles International, Inc.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Heidrick & Struggles International, Inc. and Subsidiaries:

  We have audited the accompanying consolidated balance sheets of HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES (a Delaware corporation) as of December 31, 1996 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heidrick & Struggles International, Inc. and Subsidiaries as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Barbier Frinault & Associes
                                          Arthur Andersen

Neuilly-sur-Seine, France
July 19, 1998

                    HEIDRICK & STRUGGLES INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE FIGURES)

                                                   DECEMBER 31,
                                                  ----------------   MARCH 31,
                                                   1996     1997       1998
                                                  -------  -------  -----------
                                                                    (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents...................... $ 8,202  $ 8,053    $ 7,616
  Accounts receivable--
    Trade, less allowances for doubtful accounts
     of $1,730, $1,416, and $2,782 at December
     31, 1996 and 1997 and March 31, 1998,
     respectively................................  14,464   23,617     26,456
    Other........................................     365      358        471
  Prepaid expenses...............................   1,049    1,502      1,393
  Deferred income taxes..........................   1,528    4,810      2,853
                                                  -------  -------    -------
      Total current assets.......................  25,608   38,340     38,789
                                                  -------  -------    -------
PROPERTY AND EQUIPMENT:
  Leasehold improvements.........................   4,231    6,573      6,699
  Office furniture and fixtures..................   3,371    4,747      5,091
  Computer equipment and software................   3,381    6,498      7,466
  Automobiles....................................     684    1,675      1,574
                                                  -------  -------    -------
                                                   11,667   19,493     20,830
  Less--Accumulated depreciation and
   amortization..................................  (5,981)  (9,327)    (9,999)
                                                  -------  -------    -------
    Property and equipment, net..................   5,686   10,166     10,831
                                                  -------  -------    -------
OTHER ASSETS:
  Goodwill.......................................     948      808        454
  Deferred compensation expense..................     --     8,766      7,345
  Deferred income taxes..........................     --       568      3,092
  Other assets...................................     609    1,299      1,048
                                                  -------  -------    -------
      Total other assets.........................   1,557   11,441     11,939
                                                  -------  -------    -------
      Total assets............................... $32,851  $59,947    $61,559
                                                  =======  =======    =======
CURRENT LIABILITIES:
  Short-term debt................................   $ --   $ 7,639    $ 9,779
  Current maturities of long-term debt...........      57      178        475
  Accounts payable...............................     720    4,265      3,917
  Accrued expenses--
    Salaries and employee benefits...............   9,530   16,436      8,033
    Professional fees............................   1,295      806      1,333
    VAT..........................................   1,201    1,855      1,998
    Payroll taxes................................   1,268    1,250      4,179
    Other........................................     982    2,676      3,012
  Income taxes payable...........................   1,210    5,349      5,392
  Note payable to affiliate......................     --       --       5,148
                                                  -------  -------    -------
      Total current liabilities..................  16,263   40,454     43,266
                                                  -------  -------    -------
LONG-TERM LIABILITIES............................     267      368        128
                                                  -------  -------    -------
MANDATORILY REDEEMABLE COMMON STOCK:
  Class A common stock, no par value, 150,000
   shares authorized, 101,668, 122,055, and
   122,055 shares issued and outstanding at
   December 31, 1996 and 1997 and March 31, 1998,
   respectively, at book value...................   9,922   12,577     12,380
STOCKHOLDERS' EQUITY:
  Class B common stock, no par value, 150,000
   shares authorized, 65,787 shares issued and
   outstanding at December 31, 1996 and 1997 and
   March 31, 1998, at book value.................   2,361    2,361      2,361
  Retained earnings..............................   3,981    5,077      4,753
  Accumulated other comprehensive income.........      57     (665)    (1,049)
  Less--Treasury stock, at cost, 0, 2,244, and
   2,744 shares at December 31, 1996 and 1997 and
   March 31, 1998, respectively..................     --      (225)      (280)
                                                  -------  -------    -------
      Total stockholders' equity.................   6,399    6,548      5,785
                                                  -------  -------    -------
      Total liabilities and stockholders' equity. $32,851  $59,947    $61,559
                                                  =======  =======    =======

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                    HEIDRICK & STRUGGLES INTERNATIONAL INC.

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE FIGURES)

                                      TWELVE MONTHS ENDED       THREE MONTHS
                                         DECEMBER 31,          ENDED MARCH 31,
                                    -------------------------  ----------------
                                     1995     1996     1997     1997     1998
                                    -------  -------  -------  -------  -------
                                                                 (UNAUDITED)
REVENUE...........................  $52,815  $64,558  $82,732  $17,953  $28,053
OPERATING EXPENSES:
  Salaries and employee benefits..   35,249   44,020   59,139   12,186   19,841
  General and administrative ex-
   penses.........................   14,264   17,100   20,556    4,288    8,315
                                    -------  -------  -------  -------  -------
    Total operating expenses......   49,513   61,120   79,695   16,474   28,156
                                    -------  -------  -------  -------  -------
    Operating income (loss).......    3,302    3,438    3,037    1,479     (103)
NON-OPERATING INCOME (EXPENSE)....      338      133      144       38     (112)
MINORITY INTEREST IN INCOME OF
 CONSOLIDATED SUBSIDIARIES........      --       --       (26)     --       --
                                    -------  -------  -------  -------  -------
    Income (loss) before income
     taxes........................    3,640    3,571    3,155    1,517     (215)
PROVISION FOR INCOME TAXES........    1,840    1,430    1,444      607      306
                                    -------  -------  -------  -------  -------
    Net income (loss).............  $ 1,800  $ 2,141  $ 1,711  $   910  $  (521)
                                    =======  =======  =======  =======  =======
BASIC EARNINGS PER CLASS A COMMON
 SHARE............................  $ 12.44  $ 13.56  $  9.92  $  5.80  $ (2.83)
                                    =======  =======  =======  =======  =======
BASIC WEIGHTED AVERAGE CLASS A
 COMMON SHARES OUTSTANDING........   93,996  102,641  112,098  102,068  119,805
                                    =======  =======  =======  =======  =======
DILUTED EARNINGS PER CLASS A
 COMMON SHARE.....................  $ 12.44  $ 13.56  $  9.36  $  5.80  $ (2.31)
                                    =======  =======  =======  =======  =======
DILUTED WEIGHTED AVERAGE CLASS A
 COMMON SHARES OUTSTANDING........   93,996  102,641  118,868  102,068  146,885
                                    =======  =======  =======  =======  =======
BASIC AND DILUTED EARNINGS PER
 CLASS B COMMON SHARE.............  $  9.57  $ 11.39  $  9.10  $  4.84  $ (2.77)
                                    =======  =======  =======  =======  =======
WEIGHTED AVERAGE CLASS B COMMON
 SHARES OUTSTANDING...............   65,787   65,787   65,787   65,787   65,787
                                    =======  =======  =======  =======  =======
Net income (loss).................  $ 1,800  $ 2,141  $ 1,711  $   910  $  (521)
                                    =======  =======  =======  =======  =======
Other comprehensive income (loss),
 before tax:
  Foreign currency translation
   adjustment.....................      232     (191)  (1,331)    (881)    (686)
                                    -------  -------  -------  -------  -------
Other comprehensive income (loss),
 before tax.......................      232     (191)  (1,331)    (881)    (686)
                                    -------  -------  -------  -------  -------
Income tax (expense) benefit
 related to items of other
 comprehensive income (loss)......     (117)      76      609      353      302
                                    -------  -------  -------  -------  -------
Other comprehensive income (loss),
 net of tax.......................      115     (115)    (722)    (528)    (384)
                                    -------  -------  -------  -------  -------
Comprehensive income (loss).......  $ 1,915  $ 2,026  $   989  $   382  $  (905)
                                    =======  =======  =======  =======  =======

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                    HEIDRICK & STRUGGLES INTERNATIONAL, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE FIGURES)

                                                                  ACCUMULATED
                             CLASS B      TREASURY                   OTHER              TOTAL
                          COMMON STOCK      STOCK                   COMPRE-   COMPRE-   STOCK-
                          ------------- --------------  RETAINED    HENSIVE   HENSIVE  HOLDERS'
                          SHARES AMOUNT SHARES  AMOUNT  EARNINGS    INCOME    INCOME    EQUITY
                          ------ ------ ------  ------  --------  ----------- -------  --------
BALANCE AT DECEMBER 31,
 1994...................  65,787 $2,361    --   $ --    $ 5,679     $    57            $ 8,097
Treasury stock
 transactions--
 Stock repurchased......     --     --    (650)   (61)      --          --                 (61)
Comprehensive income
 Net income.............     --     --     --     --      1,800         --    $1,800     1,800
                                                                              ------
 Foreign currency
  translation
  adjustment............     --     --     --     --        --          115      115       115
                                                                              ------
Comprehensive income....                                                       1,915
                                                                              ======
Retained earnings
 allocable to
 mandatorily redeemable
 Class A common stock...     --     --     --     --     (4,310)        --              (4,310)
                          ------ ------ ------  -----   -------     -------            -------
BALANCE AT DECEMBER 31,
 1995...................  65,787  2,361   (650)   (61)    3,169         172              5,641
Treasury stock
 transactions--
 Stock sold.............     --     --   5,101    467       --          --                 467
 Stock repurchased......     --     --  (4,451)  (406)      --          --                (406)
Comprehensive income
 Net income.............     --     --     --     --      2,141         --     2,141     2,141
                                                                              ------
 Foreign currency
  translation
  adjustment............     --     --     --     --        --         (115)    (115)     (115)
                                                                              ------
Comprehensive income....                                                       2,026
                                                                              ======
Retained earnings
 allocable to
 mandatorily redeemable
 Class A common stock...     --     --     --     --     (1,329)        --              (1,329)
                          ------ ------ ------  -----   -------     -------            -------
BALANCE AT DECEMBER 31,
 1996...................  65,787  2,361    --     --      3,981          57              6,399
Treasury stock
 transactions--
 Stock sold.............     --     --   4,000    425       --          --                 425
 Stock repurchased......     --     --  (6,244)  (650)      --          --                (650)
Comprehensive income
 Net income.............     --     --     --     --      1,711         --     1,711     1,711
                                                                              ------
 Foreign currency
  translation
  adjustment............     --     --     --     --        --         (722)    (722)     (722)
                                                                              ------
Comprehensive income....                                                         989
                                                                              ======
Retained earnings
 allocable to
 mandatorily redeemable
 Class A common stock...     --     --     --     --       (615)        --                (615)
                          ------ ------ ------  -----   -------     -------            -------
BALANCE AT DECEMBER 31,
 1997...................  65,787  2,361 (2,244)  (225)    5,077        (665)             6,548
Treasury stock
 transactions--
 Stock repurchased
  (unaudited)...........     --     --    (500)   (55)      --          --                 (55)
Comprehensive income
 Net loss (unaudited)...     --     --     --     --       (521)        --      (521)     (521)
                                                                              ------
 Foreign currency
  translation adjustment
  (unaudited)...........     --     --     --     --        --         (384)    (384)     (384)
                                                                              ------
Comprehensive income
 (unaudited)............                                                      $ (905)
                                                                              ======
Retained earnings
 allocable to
 mandatorily redeemable
 Class A common stock
 (unaudited)............     --     --     --     --        197         --                 197
                          ------ ------ ------  -----   -------     -------            -------
BALANCE AT MARCH 31,
 1998 (UNAUDITED).......  65,787 $2,361 (2,744) $(280)  $ 4,753     $(1,049)           $ 5,785
                          ====== ====== ======  =====   =======     =======            =======

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                    HEIDRICK & STRUGGLES INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               THREE MONTHS
                                       TWELVE MONTHS               ENDED
                                     ENDED DECEMBER 31,          MARCH 31,
                                  --------------------------  ----------------
                                   1995     1996      1997     1997     1998
                                  -------  -------  --------  -------  -------
                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES
  Net income (loss).............. $ 1,800  $ 2,141  $  1,711  $   910  $  (521)
  Adjustments to reconcile net
   income to net cash provided by
   operating activities:
    Depreciation and
     amortization................   1,230    1,721     2,623      399    1,423
    Loss on sale of property and
     equipment...................       1      162        92      --       --
    Deferred income taxes........      17     (398)   (1,061)     --      (265)
    Changes in assets and
     liabilities:
      Accounts receivable........  (2,861)  (1,933)   (4,480)    (797)  (3,273)
      Prepaid expenses...........    (721)     796      (521)    (305)     368
      Other assets...............      26     (612)     (912)      52      837
      Accounts payable...........  (1,264)    (563)    2,198      788     (451)
      Accrued expenses...........   1,286    4,617     5,275   (3,397)  (4,164)
      Income taxes payable.......     (78)     394     1,998       94        9
                                  -------  -------  --------  -------  -------
        Net cash (used in)
         provided by operating
         activities..............    (564)   6,325     6,923   (2,256)  (6,037)
                                  -------  -------  --------  -------  -------
CASH FLOWS FROM INVESTING
 ACTIVITIES
  Acquisitions...................    (561)    (540)  (10,186)     --       --
  Proceeds from sales of property
   and equipment.................     104       72        82      154      --
  Purchases of property and
   equipment.....................  (3,894)  (2,039)   (6,014)    (499)  (1,694)
                                  -------  -------  --------  -------  -------
        Net cash used in
         investing activities....  (4,351)  (2,507)  (16,118)    (345)  (1,694)
                                  -------  -------  --------  -------  -------
CASH FLOWS FROM FINANCING
 ACTIVITIES
  Proceeds from issuance of
   common stock..................     892      737     2,465      377      --
  Purchases of treasury stock....     (61)    (406)     (401)     --       (55)
  Proceeds from short-term debt..     --       --      7,639      --     7,288
                                  -------  -------  --------  -------  -------
        Net cash provided by
         financing activities....     831      331     9,703      377    7,233
                                  -------  -------  --------  -------  -------
EFFECT OF FOREIGN CURRENCY
 EXCHANGE RATES ON CASH AND CASH
 EQUIVALENTS.....................     198       38      (657)    (343)      61
                                  -------  -------  --------  -------  -------
NET (DECREASE) INCREASE IN CASH
 AND CASH EQUIVALENTS............  (3,886)   4,187      (149)  (2,567)    (437)
CASH AND CASH EQUIVALENTS:
  Beginning of period............   7,901    4,015     8,202    8,202    8,053
                                  -------  -------  --------  -------  -------
  End of period.................. $ 4,015  $ 8,202  $  8,053  $ 5,635  $ 7,616
                                  =======  =======  ========  =======  =======
SUPPLEMENTAL DISCLOSURES OF CASH
 FLOW INFORMATION
  Cash paid for--
    Interest..................... $     3  $     9  $      3  $   --   $   117
    Income taxes................. $ 2,358  $ 1,467  $  1,418  $   --   $   --
                                  =======  =======  ========  =======  =======
SUPPLEMENTAL SCHEDULE OF NONCASH
 OPERATING ACTIVITIES
  Payable from the acquisition of
   net assets.................... $   437  $   --   $    --   $   --   $   --
  Issuance of notes payable for
   the purchase of treasury
   stock......................... $   --   $   --   $    249  $   --   $   --
                                  =======  =======  ========  =======  =======

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                   HEIDRICK & STRUGGLES INTERNATIONAL, INC.
                               AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        [INFORMATION RELATING TO MARCH 31, 1998 AND 1997 IS UNAUDITED]

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE FIGURES)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of Business

  Heidrick & Struggles International, Inc. and Subsidiaries, (the "Company"), are engaged in providing management consulting and executive search services to clients on a retained basis. The Company's clients are primarily located throughout Europe.

 Basis of Accounting

  The financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles.

 Principles of Consolidation

  The consolidated financial statements include Heidrick & Struggles International, Inc. and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements.

 Accounting Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

 Accounting Pronouncements to be Adopted in 1998

  During 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information", which establishes new standards for reporting information about operating segments in interim and annual financial statements. It is effective for periods beginning after December 15, 1997 and will be adopted by the Company as of December 31, 1998. The Company does not expect that adoption of this Standard will not have an impact on its consolidated financial position or its consolidated results of operations. However, it is expected that adoption of this Standard will result in additional footnote disclosure.

  During 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities", which establishes new standards for reporting information about derivatives and hedging. It is effective for periods beginning after June 15, 1999 and will be adopted by the Company as of January 1, 2000. The Company expects that adoption of this Standard will have no effect on its consolidated financial position, results of operations or on disclosures within the consolidated financial statements as they currently do not engage in the use of derivative instruments or other hedging activities.

 Cash and Cash Equivalents

  The Company considers all highly liquid debt instruments with a purchased maturity of three months or less to be cash equivalents.

 Concentration of Credit Risk

  Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited due to the Company's large number of customers and their dispersion across many different industries. At December 31, 1997, the Company had no significant concentrations of credit risk.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

 Property and Equipment

  Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, the shorter of the lease term or the estimated useful life of the asset, as follows:

      Office furniture and fixtures.................................. 8-10 years
      Computer equipment and software................................ 3-5 years
      Automobiles.................................................... 4 years

  Depreciation for financial statement purposes for the years ended December 31, 1995, 1996, and 1997 and the three months ended March 31, 1997 and 1998 totaled $1,189, $1,594, $2,315, $399 and $1,289, respectively.

  Intangible assets are stated at cost and amortized using the straight-line method over the estimated economic useful life. The Company continually evaluates whether subsequent events and circumstances have occurred that indicate the remaining estimated useful life of an intangible asset may warrant revision, or that the remaining balance of an intangible asset may not be recoverable.

 Revenue Recognition

  Revenue from client services is recognized when services are billed and substantially rendered, generally over a 60 to 90 day period commencing in the month of the initial acceptance of a search. Revenue consists of the amount billed to clients, net of sales taxes.

 Income Taxes

  Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the tax differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

 Earnings per Common Share

  The Company adopted SFAS No. 128, "Earnings Per Share" at December 31, 1997. Basic earnings per common share is computed by dividing net income by weighted average common shares outstanding for the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. In accordance with SFAS No. 128, the Company utilizes the two-class method of calculating earnings per share. As such, the earnings are assigned to each class according to the terms of the stock agreements and earnings per share are computed by dividing the earnings assigned to each class by the shares outstanding in that class.

 Translation of Foreign Currencies

  The translation of financial statements into U.S. dollars has been performed in accordance with the SFAS No. 52, "Foreign Currency Translation." The local currency for all subsidiaries has been designated as the functional currency except for subsidiaries which operate in highly inflationary economies which use the U.S. dollar as their functional currency. Non-U.S. assets and liabilities have been translated into U.S. dollars at the current rate of exchange prevailing at the balance sheet date. Revenues and expenses have been translated at the

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES average exchange rates for the period. Translation gains and losses are reflected as a separate component of stockholders' equity and not included in income.

 Interim Financial Information

  The consolidated financial statements and related notes thereto for the three months ended March 31, 1997 and March 31, 1998 are unaudited and have been prepared on the same basis as the audited financial statements included herein. In the opinion of management, such unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary to present fairly the information set forth herein. Operating results for the three months ended March 31, 1998 are not necessarily indicative of results that may be expected for the fiscal year ended December 31, 1998.

2. ACQUISITIONS

 Tesco AG

  On July 20, 1995, the Company acquired 100% of Tesco AG. The purchase price amounted to $1,406 and the excess of purchase price over the fair value of net assets was $969. Only $1,154 of the purchase price was paid and therefore only $717 of the goodwill was recorded as of December 31, 1997. The goodwill is being amortized over five years and the accumulated amortization amounts to $314 at December 31, 1997. The amortization expense was $29, $127, and $158 in 1995, 1996, and 1997, respectively.

  The remaining part of the purchase price has not yet been paid and is not recorded, as the payment is contingent upon certain conditions, which have not been met.

 Mulder & Partner GmbH & Co. KG

  Effective October 1, 1997 the Company acquired 100% of Mulder & Partner GmbH & Co. KG ("Mulder"). The Company entered into a deferred contingent payment agreement with the sellers as described below:

  . $8,695 was paid on October 1, 1997 and $1,066 of associated transaction costs were incurred; $5,228 plus 4% interest will be paid in annual equal installments over a five year period ending October 1, 2002.

  . Shares of the Company will be issued over a five year period to the partners of Mulder as follows:

                                                                       NUMBER
                                                                     OF SHARES
                                                                    TO BE ISSUED
                                                                    ------------
      October 1, 1997..............................................     4,000
      January 1, 1999..............................................     8,000
      January 1, 2000..............................................     7,000
      January 1, 2001..............................................     7,000
      January 1, 2002..............................................     6,000
                                                                       ------
                                                                       32,000
                                                                       ======

  At October 1, 1997, consideration corresponding to the issuance of the first 4,000 shares was accounted for at a value of $106.16 per share, representing the fair value of the shares of the Company at this date. The entire purchase price (initial cash payment, future cash installments and all shares) is contingent upon the continued employment of the selling shareholders for the five year period ending October 1, 2002. A pro rata portion of the total purchase price is forfeited in the event a selling shareholder leaves the employment of the Company prior to October 1, 2002. Due to these employment contingencies, the purchase price has been accounted for as compensation expense over the five year period of the contingency. The purchase agreement between the Company and Mulder has subsequently been amended.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

  On July 2, 1998, the Mulder acquisition agreement was amended. See Note 2 for a description of the original Mulder agreement. The amended agreement is contingent upon the merger of the Company and Heidrick & Struggles, Inc. The amended purchase price is $28,396, which is to be paid as follows:

  . $8,695 was due and paid in cash, $1,066 of associated transactions were incurred, and 4,000 shares of the Company's stock were issued to the former stockholders of Mulder on October 1, 1997.

  . $5,228 plus interest accrued from October 1, 1997 at a rate of 4% is due
    30 days after the merger of the Company and Heidrick & Struggles, Inc.

  . $12,773 represented by shares in Heidrick & Struggles, Inc. is due to the former stockholders of Mulder by October 1, 1998.

  All employment contingencies were eliminated from the acquisition agreement.

3. LINE OF CREDIT

  The Company was granted a multicurrency line of credit which became effective on October 13, 1997. The $9,892 line of credit will be reduced annually by $1,978 on July 1, 1998, 1999, 2000 and 2001. The line of credit will expire on July 1, 2002. The interest rate on the credit line is LIBOR plus 1%. The interest rate at December 31, 1997 was 7.2%. The total outstanding balance was $7,639 and $9,779 at December 31, 1997 and March 31, 1998, respectively. The interest expense on the debt was $21 and $115 for the year ended December 31, 1997 and the three month period ended March 31, 1998, respectively. The credit line has a financial requirement, which requires that the ratio of total debt to tangible net worth be less than 90%. As a result of this financial requirement, retained earnings are restricted to the extent the ratio of debt to tangible net worth exceeds 90%. Also, no investment greater than $2 million is allowed without prior approval from the banks. Finally, there may be no substantial sale of German assets without the bank's prior approval. As of December 31, 1997 and March 31, 1998, the Company met all of its financial requirements.

4. RELATED PARTY TRANSACTIONS

  At December 31, 1997, Heidrick & Struggles, Inc. owned 35.5% of the stock of the Company. Heidrick & Struggles, Inc. loaned the Company $5,148 during the first quarter of 1998. The loan was originally due in full on June 17, 1998, but was extended. It is now due in two installments. The first installment of $2,500 is due on July 31, 1998 and the balance is due on August 31, 1998. The interest rate on this loan is fixed at approximately 6.7%. Accounts receivable includes a receivable of $367 from Heidrick & Struggles, Inc. at December 31, 1996. Accounts payable includes a payable of $776 and $907 to Heidrick & Struggles, Inc. at December 31, 1997 and March 31, 1998, respectively. All transactions between the Company and Heidrick & Struggles, Inc. are recorded at cost.

  Based on an agreement between the Company and Heidrick & Struggles, Inc., effective January 1, 1995, 65% of the net income of the Company is allocated to Class A shares and 35% of the net income of the Company is allocated to Class B shares, regardless of the exact percentage of each class holding. Heidrick & Struggles, Inc. owns all Class B shares.

5. LONG-TERM DEBT

  Long-term debt consists of amounts due to former stockholders who have sold their stock back to the Company (see Note 7). The obligations are payable in annual installments over a period of five years with interest payable at the prime commercial rate (8.25%, 8.50%, and 8.50% at December 31, 1996 and 1997 and March 31, 1998, respectively).

  The fair value of the debt based on current rates for similar debt is estimated to be $454 at December 31, 1997.

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

  Future principal payments on long-term debt are due as follows:

      Years ending December 31--
        1998............................................................. $178
        1999.............................................................  242
        2000.............................................................   56
        2001.............................................................   56
        2002.............................................................  --
                                                                          ----
                                                                          $532
                                                                          ====

6. STOCKHOLDER AGREEMENTS

  In accordance with the terms of the stock purchase agreements between the Company and its Class A stockholders, the Company is obligated to purchase the shares of stock owned by a Class A stockholder if the stockholder desires to sell or transfer the shares, or upon a stockholder's termination of employment at book value as defined in the stock purchase agreements. Redemption amounts relating to the stock purchase agreements are included in Mandatorily Redeemable Common Stock in the accompanying balance sheets. Payments for shares are generally made over a four year period. These agreements will terminate upon successful completion of an initial public offering.

7. INCOME TAXES

  The deferred tax assets and liabilities consist of the following components as of December 31, 1996 and 1997:

                                                                  1996    1997
                                                                 ------  ------
      Deferred tax assets--
        Receivable allowances................................... $  616  $  584
        Accrued vacations.......................................    170     222
        Accrued bonuses.........................................    --      496
        Property and equipment..................................    826     963
        Pension reserve.........................................    --    2,222
        Other accrued expenses..................................    --      323
        Cumulative translation adjustment.......................    --      568
                                                                 ------  ------
          Net deferred tax assets...............................  1,612   5,378
                                                                 ------  ------
      Deferred tax liabilities--
        Other accrued expenses..................................    (84)    --
        Cumulative translation adjustment.......................    (41)    --
                                                                 ------  ------
          Net deferred tax liabilities..........................   (125)    --
                                                                 ------  ------
            Net deferred income taxes........................... $1,487  $5,378
                                                                 ======  ======

  The deferred tax amounts mentioned above have been classified in the accompanying consolidated balance sheets as of December 31, 1996, and December 31, 1997, as follows:

                                                                  1996    1997
                                                                 ------  ------
      Current deferred tax assets............................... $1,612  $4,810
      Current deferred tax liabilities..........................    (84)    --
                                                                 ------  ------
          Net current deferred tax asset........................  1,528   4,810
                                                                 ------  ------
      Long-term deferred tax asset..............................    --      568
      Long-term deferred tax liabilities........................    (41)    --
                                                                 ------  ------
          Net long-term deferred tax............................    (41)    568
                                                                 ------  ------
                                                                 $1,487  $5,378
                                                                 ======  ======

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

  The provision for income taxes for the years ended December 31, 1995, 1996 and 1997, is as follows:

                                                          1995   1996    1997
                                                         ------ ------  -------
      Current--
        U.S. Federal.................................... $  428 $  151  $   533
        Foreign.........................................  1,395  1,677    1,972
      Deferred..........................................     17   (398)  (1,061)
                                                         ------ ------  -------
                                                         $1,840 $1,430  $ 1,444
                                                         ====== ======  =======

  The Company is a U.S. corporation, but operates entirely outside of the U.S., primarily in Europe. The Company pays foreign taxes for operations in each of the foreign countries in which it operates and pays U.S. federal taxes on its total operations after foreign tax credits.

  A reconciliation of income tax expense for the years ended December 31, 1995, 1996, and 1997, to the statutory U.S. federal income tax rate of 35%, is as follows:

                                   1995    1996     1997
                                  ------- -------  -------
      Income taxes at statutory
       rate.....................  $ 1,274 $ 1,250  $ 1,104
      Increase (decrease) due
       to--
        Foreign taxes in excess
         of federal tax rates...       69     494      357
        Alternative minimum tax.        3      67      --
        Other, net..............      494    (381)     (17)
                                  ------- -------  -------
                                   $1,840 $ 1,430  $ 1,444
                                  ======= =======  =======


  The provision for income taxes for the three months ended March 31, 1997 and 1998 is $607 and $306, respectively. The effective tax rate for March 31, 1997 and 1998 is 40% and 100%, respectively.

8. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES:

  The Company leases office space in various buildings for its own use. The leases expire at various dates through 2012. The Company also leases computer equipment which is accounted for as an operating lease.

  Minimum future lease payments due in each of the next five years ending December 31, are as follows:

      Years ending December 31--
        1998.......................................................... $ 6,877
        1999..........................................................   6,576
        2000..........................................................   5,937
        2001..........................................................   4,657
        2002..........................................................   2,195
        Thereafter....................................................  27,249
                                                                       -------
                                                                       $53,491
                                                                       =======

           HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

  Rent expense under operating leases for the years ended December 31, 1995, 1996 and 1997 and for the three months ended March 31, 1997 and 1998 was $3,621, $4,707, $5,307, $1,202 and $1,829, respectively.

LITIGATION

  In the normal course of business, the Company is a party to various matters involving disputes and/or litigation. While it is not possible at this time to determine the ultimate outcome of these matters, management believes that the ultimate liability, if any, will not be material to the consolidated financial statements.

9. SEGMENT INFORMATION

  The Company operates in a single business segment. The Company's geographic data for operations is as follows:

                                                          TWELVE MONTHS ENDED
                                                             DECEMBER 31,
                                                        ------------------------
                                                         1995    1996     1997
                                                        ------- -------  -------
Revenue:
  United Kingdom....................................... $15,491 $20,565  $27,588
  Germany..............................................  10,898  12,614   19,900
  France...............................................   9,243  11,211   12,253
  Other................................................  17,183  20,168   22,991
                                                        ------- -------  -------
    Total.............................................. $52,815 $64,558  $82,732
                                                        ======= =======  =======
Operating income (loss):
  United Kingdom....................................... $   883 $   589  $ 1,028
  Germany..............................................   1,134   1,279    1,042
  France...............................................     877      (3)     915
  Other................................................     408   1,573       52
                                                        ------- -------  -------
    Total.............................................. $ 3,302 $ 3,438  $ 3,037
                                                        ======= =======  =======
Identifiable assets:
  United Kingdom....................................... $ 5,533 $ 6,295  $12,288
  Germany..............................................   4,799   4,729   24,093
  France...............................................   5,424   6,985    9,921
  Other................................................  10,000  14,842   13,645
                                                        ------- -------  -------
    Total.............................................. $25,756 $32,851  $59,947
                                                        ======= =======  =======

During all years presented above, no individual customer accounted for greater than 10% of revenue.

10. SUBSEQUENT EVENTS

  On June 30, 1998, the Company's Board of Directors approved a merger agreement with Heidrick & Struggles, Inc. which details the plan to merge Heidrick & Struggles, Inc. with and into the Company prior to an initial public offering; and recommended that the merger agreement be submitted to the Stockholders for approval. After completion of the merger, the corporation will be named Heidrick & Struggles International, Inc.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Mulder & Partner GmbH & Co. KG:

  We have audited the accompanying consolidated statements of income and related consolidated statements of cash flows of MULDER & PARTNER GMBH & CO. KG AND SUBSIDIARIES (a German limited partnership) for the nine months ended September 30, 1997 and for each of the two years in the period ending December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the operations of Mulder & Partner GmbH & Co. KG and Subsidiaries and their cash flows for the nine months ended September 30, 1997 and for each of the two years in the period ending December 31, 1996, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Chicago, Illinois
July 19, 1998

                MULDER & PARTNER GMBH & CO. KG AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE FIGURES)

                                                  TWELVE MONTHS     NINE MONTHS
                                                 ENDED DECEMBER        ENDED
                                                       31,         SEPTEMBER 30,
                                                 ----------------  -------------
                                                  1995     1996        1997
                                                 -------  -------  -------------
REVENUE......................................... $31,529  $32,560     $21,816
OPERATING EXPENSES:
  Salaries and employee benefits................  24,045   24,701      14,610
  General and administrative expenses...........   6,560    7,404       5,557
                                                 -------  -------     -------
    Total operating expenses....................  30,605   32,105      20,167
                                                 -------  -------     -------
    Operating income............................     924      455       1,649
NON-OPERATING INCOME (EXPENSE):
  Interest income...............................      13       28          36
  Interest expense..............................    (133)     (94)       (159)
  Other income..................................     581    2,106         529
                                                 -------  -------     -------
                                                     461    2,040         406
                                                 -------  -------     -------
    Income before income taxes..................   1,385    2,495       2,055
PROVISION FOR INCOME TAXES......................   1,149    2,663       1,668
                                                 -------  -------     -------
    Net income (loss)........................... $   236  $  (168)    $   387
                                                 -------  -------     -------
COMPREHENSIVE INCOME (LOSS)..................... $   236  $  (168)    $   387
                                                 =======  =======     =======



  The accompanying notes to consolidated financial statements are an integral part of these statements.

                MULDER & PARTNER GMBH & CO. KG AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                 TWELVE MONTHS
                                                     ENDED         NINE MONTHS
                                                 DECEMBER 31,         ENDED
                                                ----------------  SEPTEMBER 30,
                                                 1995     1996        1997
                                                -------  -------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)............................ $   236  $  (168)    $   387
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Depreciation and amortization..............      25      356         231
    Deferred income taxes......................      89       72         (2)
    Changes in assets and liabilities:
      Trade & other receivables................  (1,530)  (2,309)      1,319
      Prepaid expenses.........................     (52)    (173)        170
      Accounts payable.........................     138      292        (246)
      Accrued expenses.........................   4,282    2,152        (165)
      Income taxes payable.....................     195    2,130       1,409
                                                -------  -------     -------
        Net cash provided by operating
         activities............................   3,383    2,352       3,103
                                                -------  -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment..........    (615)    (991)        (21)
  Purchases of long-term investments...........  (1,965)  (2,212)       (455)
                                                -------  -------     -------
        Net cash used in investing activities..  (2,580)  (3,203)       (476)
                                                -------  -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Dividends paid...............................  (1,411)    (872)       (557)
  Proceeds from long-term debt.................     376    1,299         --
  Payments on long-term debt...................     --       --       (1,964)
                                                -------  -------     -------
        Net cash provided by (used in)
         financing activities..................  (1,035)     427      (2,521)
                                                -------  -------     -------
EFFECT OF FOREIGN CURRENCY EXCHANGE RATES ON
 CASH AND CASH EQUIVALENTS.....................      65      (38)        (25)
                                                -------  -------     -------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS...................................    (167)    (462)         81
CASH AND CASH EQUIVALENTS:
  Beginning of period..........................     812      645         183
                                                -------  -------     -------
  End of period................................ $   645  $   183     $   264
                                                =======  =======     =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION
  Cash paid for--
  Interest..................................... $   133  $    94     $   159
  Income taxes................................. $   864  $   761     $   140
                                                =======  =======     =======

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                MULDER & PARTNER GMBH & CO. KG AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED INCOME STATEMENTS AND
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
                 AND THE NINE MONTHS ENDED SEPTEMBER 30, 1997

1. NATURE OF BUSINESS AND SUMMARY OF GENERAL ACCOUNTING PRINCIPLES

 Nature of Business

  Mulder & Partner GmbH & Co. KG and Subsidiaries (as of December 31, 1995:
Mulder & Partner GmbH) (the "Company") are engaged in providing management consulting and executive search services to clients on a retained basis. The Company's clients are primarily located in Germany.

 Basis of Accounting

  The financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles.

 Principles of Consolidation

  The consolidated financial statements include Mulder & Partner GmbH & Co., KG and its wholly and majority owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the useful lives of the assets and German tax law as follows:

      Office furniture and fixtures.................................. 4-20 years
      Computer equipment and software................................ 2-3 years

  Depreciation for consolidated financial statement purposes for the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997 totaled $25, $356 and $231, respectively.

 Revenue Recognition

  Revenue from client services is recognized when services are rendered, generally over a 90 day period commencing in the month of the initial acceptance of a search. Revenue consists of the amount billed to clients, net of expenses and value added taxes.

 Translation of Foreign Currencies

  The consolidated financial statements were translated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." The functional currency for the Company is the German Deutschmark. The consolidated financial statements have been translated into U.S. Dollars by applying the average annual exchange rates on the consolidated income statements and the consolidated statements of cash flows.

2. INCOME TAXES

  The provision for income taxes for the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997, is as follows:

                                   BEFORE         AFTER            AFTER
                               REORGANIZATION REORGANIZATION   REORGANIZATION
                                 (SEE BELOW)    (SEE BELOW)     (SEE BELOW)
                                                             NINE MONTHS ENDED
                                    1995           1996      SEPTEMBER 30, 1997
                               -------------- -------------- ------------------
Current taxes--
  Trade taxes on income
   (Municipality tax).........     $  325         $2,591           $1,666
  Corporate income tax
   including Solidarity
   Surcharge (Federal tax)....        735            --               --
Deferred taxes................         89             72                2
                                   ------         ------           ------
                                   $1,149         $2,663           $1,668
                                   ======         ======           ======

  A reconciliation of income tax expense for the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997 to the statutory German trade tax rate of 19% is as follows:

                                                             NINE MONTHS ENDED
                                                1995   1996  SEPTEMBER 30, 1997
                                               ------ ------ ------------------
Income taxes at statutory rate................ $  263 $  474       $  390
Increase due to--
  Corporate income tax at statutory rate of
   45% including Solidarity Surcharge of 7.5%.    670    --           --
  Nondeductible expenses......................    216  2,189        1,278
                                               ------ ------       ------
                                               $1,149 $2,663       $1,668
                                               ====== ======       ======

  Since the change of the legal status of Mulder & Partner GmbH in 1996 the Company is only subject to trade tax on income. With notarial deed dated June 13, 1996, Mulder & Partner GmbH was reorganized retroactively (effective January 1, 1996) from a limited liability corporation into Mulder & Partner GmbH & Co., KG (a limited partnership with a limited liability corporation as general partner) according to Sect. 190 following the German Reorganization Law ("Umwandlungsgesetz"). Due to the change of the legal status, the Company is no longer subject to German corporate income taxation. The income of the partnership is now taxed at the level of the individual partners.

  The reorganization has been performed at book value without realizing any capital gain or loss. Accordingly the reorganization has not had any German income tax implications.

DEFERRED TAXES

  Deferred taxes are applicable for German trade tax on income and German corporate income tax.

3. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES:

  The Company leases office space in various buildings for its own use. These leases expire at various dates through 2002. The Company also leases computer equipment and automobiles which are accounted for as operating leases.

  Minimum future lease payments due in each of the next five years ending December 31, are as follows:

      Years ending December 31
      1998............................................................. $  952
      1999.............................................................    940
      2000.............................................................    889
      2001.............................................................    427
      2002.............................................................    239
                                                                        ------
                                                                        $3,447
                                                                        ======

  Rent expense under operating leases for the years ended December 31, 1995, 1996, and the nine months ended September 30, 1997 was $978, $1,157 and $789, respectively.

LITIGATION

  In the normal course of business, the Company is a party to various matters involving disputes and/or litigation. While it is not possible at this time to determine the ultimate outcome of these matters, management believes that the ultimate liability, if any, will not be material to the consolidated financial statements.

4. SEGMENT INFORMATION

  The Company operates as a single business segment and in a single primary geographic location (Germany).

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT IN CONNECTION WITH THIS
OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER
OR SOLICITATION IN SUCH STATE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION
THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              ------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    9
The Company...............................................................   14
Use of Proceeds...........................................................   15
Dividend Policy...........................................................   15
Capitalization............................................................   16
Dilution..................................................................   17
Unaudited Pro Forma Condensed Consolidated Financial Data.................   18
Selected Financial Data...................................................   23
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   25
Business..................................................................   34
Management................................................................   43
Principal and Selling Stockholders........................................   48
Description of Capital Stock..............................................   49
Shares Eligible for Future Sale...........................................   54
Underwriting..............................................................   55
Certain United States Federal Tax Consequences to Non-U.S. Holders of
 Common Stock.............................................................   57
Legal Matters.............................................................   58
Experts...................................................................   59
Additional Information....................................................   59

                              ------------------
 UNTIL                , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                    SHARES

                                     LOGO

                                 COMMON STOCK

                              ------------------

                                  PROSPECTUS
                                            , 1998

                              ------------------

                                LEHMAN BROTHERS

                             GOLDMAN, SACHS & CO.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee and the NASD filing fee, all amounts are estimates.

      SEC Registration Fee.......................................... $   25,444
      NASD Filing Fee...............................................      9,125
      NYSE Filing Fee...............................................    135,000
      Printing & Engraving Fees.....................................    160,000
      Accounting Fees and Expenses..................................    750,000
      Legal Fees and Expenses.......................................    550,000
      Equity Plan Design & Implementation...........................    600,000
      Blue Sky Filing Fees and Expenses.............................     15,000
      Registrar and Transfer Agent Fees.............................     10,000
      Directors' and Officers' Insurance Fees and Expenses..........    284,000
      Miscellaneous.................................................    211,431
                                                                     ----------
          Total..................................................... $2,750,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") authorizes the Registrant to indemnify the officers and directors of the Company, under certain circumstances and subject to certain conditions and limitations as stated therein, against all expenses and liabilities incurred by or imposed upon them as a result of actions, suits and proceedings, civil or criminal, brought against them as such officers and directors if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

  Reference is hereby made to the Registrant's Amended By-laws, a copy of which is filed as Exhibit 3.02, which provides for indemnification of officers and directors of the Registrant to the full extent authorized by Section 145 of the Delaware Law. The Amended By-laws authorize the Registrant to purchase and maintain insurance on behalf of any officer, director, employee, trustee or agent of the Registrant or its subsidiaries against any liability asserted against or incurred by them in such capacity or arising out of their status as such, whether or not the Registrant would have the power to indemnify such officer, director, employee, trustee or agent against such liability under the provisions of such Article or Delaware law.

  The Registrant maintains a directors' and officers' insurance policy which insures the officers and directors of the Registrant from any claim arising out of an alleged wrongful act by such persons in their respective capacities as officers and directors of the Registrant.

  Section 102(b)(7) of the Delaware Law permits corporations to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of a fiduciary duty of care as a director. Reference is made to the Registrant's Amended and Restated Certificate of Incorporation, a copy of which is filed as Exhibit 3.01, which limits a director's liability in accordance with such Section.

  Reference is made to the Underwriting Agreement, which is filed as Exhibit 1.01, for information concerning indemnification arrangements among the Registrant and the Underwriters.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  During the three years preceding the filing of this Registration Statement, the Registrant and Heidrick & Struggles, Inc. ("H&S Inc.") sold shares of their common stock to senior level employees without registration under the Securities Act of 1933 (the "Act"). Exemption from registration under the Act for these sales is claimed under Rule 701 for offers and sales pursuant to benefit plans and compensation arrangements and under Section 4(2) of the Act for transactions by an issuer not involving a public offering.

  The Registrant sold shares on an annual basis in the last three years to senior employees as part of its annual stock program at a purchase price equal to the book value per share at the end of its then-applicable fiscal year: (i) during the 1995 stock program, the Registrant sold 17,009 shares to 20 Partners for an aggregate amount of $1,359,834.20; (ii) during the 1996 stock program, the Registrant sold 9,693 shares to 22 Partners for an aggregate price of $840,867.75; (iii) during the 1997 stock program, the Registrant sold 20,387 shares to 37 Partners for an aggregate price of $2,040,330.96. On October 1, 1997, the Registrant issued a total of 4,000 shares to 10 new Partners in connection with the Mulder acquisition described in the Prospectus for an aggregate price of $424,640.00.

  H&S Inc. sold shares on an annual basis in the last three years to senior employees as part of its annual stock programs at a purchase price equal to the book value per share at the end of its then-applicable fiscal year: (i) during the 1995 stock program, H&S Inc. sold 12,870 shares to 57 Partners for an aggregate price of $2,031,143.36; (ii) during the 1996 stock program, H&S Inc. sold 12,835 shares to 63 Partners for an aggregate price of $2,533,954.25; (iii) during the 1997 stock program, H&S Inc. sold 16,801 shares to 66 Partners for an aggregate price of $3,958,651.62. As part of the 1996 Latin American Stock program, H&S Inc. sold 2,316 shares to 8 Partners for an aggregate price of $538,956.36. In connection with the commencement of his employment in December 1997, H&S Inc. issued 115 shares to a new employee at a value of approximately $30,000.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) EXHIBITS:

      EXHIBIT
     NUMBER    DESCRIPTION
     --------  -----------
      1.01     Form of Underwriting Agreement*
      2.01     Merger Agreement for merger of Heidrick & Struggles, Inc. with the Regis-
               trant*
      3.01     Form of Amended Certificate of Incorporation of the Registrant*
      3.02     Form of Amended By-laws of the Registrant*
      4.01     Specimen stock certificate*
      5.01     Opinion of Simpson Thacher & Bartlett as to the legality of the Common
               Stock being registered*
     10        Material contracts*
     11        Statement re: computation of per share earnings*
     12        Statement re: computation of ratios*
     21        Subsidiaries of the Registrant*
     23.01     Consent of Simpson Thacher & Bartlett (contained in Exhibit 5.01)
     23.02     Consent of Arthur Andersen LLP
     23.03     Consent of Barbier Frinault & Associes (Arthur Andersen)
     24.01     Powers of Attorney (included in signature page)
     27.01     Financial Data Schedule*

--------
   * To be filed by amendment.

  (b) FINANCIAL STATEMENT SCHEDULES:

  Schedule II--H&S Inc. Allowance for doubtful accounts.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide International Representative thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago, State of Illinois, on the 24th day of July, 1998.

                                        HEIDRICK & STRUGGLES INTERNATIONAL, INC.

                                                /s/ Donald M. Kilinski
                                        By______________________________________

                                               Chief Financial Officer and
                                                        Treasurer
                                        Title___________________________________

                                SIGNATURES AND
                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Richard D. Nelson and Donald M. Kilinski, or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to the Registration Statement, including post-effective amendments, and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities on the 24th day of July, 1998.

SIGNATURE                                   TITLE
---------                                   -----
/s/ Gerard Clery-Melin                      President, Chief Executive Officer and
___________________________________________   Director
Gerard Clery-Melin
(principal executive officer)

/s/ Donald M. Kilinski                      Chief Financial Officer and Treasurer
___________________________________________
Donald M. Kilinski
(principal financial and accounting
officer)

/s/ Peter R. Breen                          Director
___________________________________________
Peter R. Breen

/s/ Romeo Crameri                           Director
___________________________________________
Romeo Crameri

/s/ Milena Djurdjevic                       Director
___________________________________________
Milena Djurdjevic

/s/ Bengt Lejsved                           Director
___________________________________________
Bengt Lejsved

/s/ Jurgen Mulder                           Director
___________________________________________
Jurgen Mulder

/s/ Richard D. Nelson                       Director
___________________________________________
Richard D. Nelson

/s/ Christoph Netta                         Director
___________________________________________
Christoph Netta

/s/ Patrick S. Pittard                      Director
___________________________________________
Patrick S. Pittard

/s/ Reinhard H. Thiele                      Director
___________________________________________
Reinhard H. Thiele

                                  SCHEDULE II

                           HEIDRICK & STRUGGLES, INC.

                                                   CHARGED
                                       BALANCE AT     TO              BALANCE AT
                                      BEGINNING OF COSTS &              END OF
                                          YEAR     EXPENSES DEDUCTION    YEAR
                                      ------------ -------- --------- ----------
Year Ended December 31:
  Allowance for doubtful accounts
    1997.............................    $1,925     $3,324   $(1,973)   $3,276
                                         ------     ------   -------    ------
    1996.............................    $1,617     $2,263   $(1,955)   $1,925
                                         ------     ------   -------    ------
    1995.............................    $1,691     $1,504   $(1,578)   $1,617
                                         ------     ------   -------    ------

  The accompanying notes to consolidated financial statements are an integral part of these statements.